
10010549

Received SEC

OCT 28 2010

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Qualification Amendment No. 2
to
FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

THE GODSPELL LLC
Exact name of issuer as specified in its charter

DELAWARE
State or other jurisdiction of incorporation or organization

DAVENPORT THEATRICAL ENTERPRISES, INC.
250 WEST 49TH STREET
SUITE #301
NEW YORK, NY 10019
212 874-5348
Address, including zip code, and telephone number, including area code of issuer's principal executive office

DAVENPORT THEATRICAL ENTERPRISES, INC.
250 WEST 49TH STREET
SUITE #301
NEW YORK, NY 10019
212 874-5348
ATTENTION: KENNETH A. HASIJA
Name, address, including zip code, and telephone number, including area code, of agent for service

7990	27-1743887
Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Davenport Theatrical Enterprises, Inc. (issuer's Managing Member)	250 West 49th Street Suite #301 New York, NY 10019	
Kenneth A. Hasija (p/k/a Ken Davenport), the president of the issuer's managing member (issuer's officers)	Davenport Theatrical Enterprises, Inc. 250 West 49th Street Suite #301 New York, NY 10019	201 West 70th Street Apt 30G New York, NY 10023
Davenport Theatrical Enterprises, Inc. (record owners of 5% or more of any class of the issuer's equity securities)	250 West 49th Street Suite #301 New York, NY 10019	
Davenport Theatrical Enterprises, Inc. (beneficial owners of 5% or more of any class of the issuer's equity securities)	250 West 49th Street Suite #301 New York, NY 10019	
Davenport Theatrical Enterprises, Inc. (promoters of the issuer)	250 West 49th Street Suite #301 New York, NY 10019	
Davenport Theatrical Enterprises, Inc. (affiliates of the issuer)	250 West 49th Street Suite #301 New York, NY 10019	
Franklin, Weinrib, Rudell & Vassallo, P.C. (counsel to the issuer)	488 Madison Avenue, New York, New York 10022	
Reitler Kailas & Rosenblatt LLC (counsel to the issuer)	885 Third Avenue New York, NY 10022	
Edwards Angell Palmer & Dodge LLP (counsel to the issuer)	111 Huntington Ave. Boston, MA 02199	

ITEM 2. Application of rule 262

(a) None of the persons identified in Item 1 are subject to any of the disqualification provisions set forth in Rule 262
(b) N/A

ITEM 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities will not be offered by underwriters, dealers or salespersons in any jurisdiction.
(b) The securities are to be offered other than by underwriters, dealers or salesmen in the following jurisdictions: California, Connecticut, Georgia, Illinois, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, New Jersey and New York (subject to qualification or exemption from registration in each of the aforementioned states, as and if necessary), by the following method: solicitation by Kenneth Hasija, on behalf of the Managing Member, through his personal contacts, the internet and word of mouth. The securities have already been approved for qualification in California, Connecticut, Georgia, Illinois, Massachusetts, Michigan, Minnesota, Georgia, New Jersey and New York.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Davenport Theatrical Enterprises, Inc., the Company's Managing Member (the "*Managing Member*"), received an aggregate of $85,000 in "front money" from Todd Miller on or about December 29, 2009. Mr. Miller entered into a front money agreement with the managing member of the Company on December 29, 2009. The investment opportunity was offered to him on December 11, 2009. The front money agreement has been filed as an exhibit to the Form 1-A (the "*Front Money Agreement*"). Pursuant to that agreement, the front money was paid to the Managing Member who has since advanced it to cover expenses of the Company. The Front Money Agreement further provides, among other things, that upon formation of the Company and its full capitalization, Mr. Miller shall become a member of the Company and that Mr. Miller's advance shall be considered a capital contribution to the Company in an amount equal to the advance. In exchange for providing the Managing Member with funds for the production of "Godspell," the Managing Member agreed to provide Mr. Miller with an enhanced participation in Adjusted Net Profits from the Managing Member's share of Adjusted Net Profits. If the Managing Member abandons the production then the Front Money Agreement provides that the only obligation of the Managing Member is to return to Mr. Miller the unused portion of the advance and Mr. Miller risks the loss of his entire investment. The entire amount of the front money has been expended.

The Managing Member relied on the intrastate exemption available under 3(a)(11) of the Securities Act of 1933 based on the following: (i) the Managing Member is a corporation formed in the State of New York and doing business in New York, (ii) Mr. Miller is an individual whose principal residence is in the State of New York, (iii) no offers or sales for a front money investment in The Godspell were made to residents outside of New York, and (iv) Mr. Miller acknowledged that he has no intention of selling or otherwise transferring or assigning his interest in The Godspell and acquired it for investment purposes and not with a view to resale or distribution.

ITEM 6. Other Present or Proposed Offerings

Davenport Theatrical Enterprises, Inc., the Company's Managing Member, anticipates the possibility of conducting Rule 506 offerings for other theatrical production during the following twelve (12) months.

ITEM 7. Marketing Arrangements

(a) There are no arrangements known to the issuer or to any person named in response to Item 1 above to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any of the securities to be offered, or for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.
(b) There will be no underwriter for the offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

The issuer will not use a solicitation of interest document.

PART II

OFFERING CIRCULAR

Dated: October 27, 2010

This Offering Circular may not be used after April 23, 2011, unless amended, but in no event will it be extended beyond January 23, 2012 (the "*Offering Deadline*").

THE GODSPELL LLC
50,000
Units

This Offering Circular relates to our offering of up to 50,000 units (each, a "*Unit*") representing limited liability company membership interests in The Godspell LLC (the "*Company*", "*we*" or "*us*") with its executive office located at 250 West 49th Street, Suite #301, New York, NY 10019, 212 874-5348. The Units are offered at $100 each on a best efforts basis, with a minimum investment of $1,000, and there can be no assurance that all of the Units offered will be subscribed for. However, at least 37,500 Units (representing proceeds of $3,750,000) must be sold to close the minimum offering. The offering commenced in August 2010 and will terminate on the earliest of (i) April 23, 2011, unless such date is extended by amendment, but in no event will it be extended beyond the Offering Deadline, (ii) the first paid public performance of the Broadway revival of "Godspell" which we intend to produce, or (iii) the sale of all 50,000 Units being offered. We will pay all expenses incurred in this offering.

The proceeds of this offering will be deposited in a special bank account in trust until at least Three Million Seven Hundred and Fifty Thousand Dollars ($3,750,000) (the "*Minimum Offering*") is completed, at which time all of such proceeds will be available to us for our business operations. However, the Company does not currently have a trust agreement or a trustee. If the Minimum Offering is not completed by the Offering Deadline, we will promptly return the proceeds to subscribers without interest.

There will be no underwriter involved in the sale of the Units. No broker-dealer is participating in this offering and no sales commission will be paid to any person in connection with this offering. We intend to offer the Units through Davenport Theatrical Enterprises, Inc. (the "*Managing Member*"). The Managing Member will not be paid any commission for such sales. Our Units are not listed on any national exchange or on the over the counter inter-dealer quotation system. There is no market for the Units, and under the terms of the Company's operating agreement (the "*Operating Agreement*") the Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member.

Except with respect to the investment of front money, there will be no deductions from the funds returned to investors if the Minimum Offering is not completed. The front money investor risks the total loss of his investment.

We have offered to refund the subscriptions made by earlier subscribers in the Offering based on an earlier version of this Offering Circular. See *Refund Offer* for more information.

These are speculative securities. Investment in the units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See, *Risk Factors* beginning on page 10.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Offering Price	Underwriting Discounts and Commission	Proceeds to Company (1)
Minimum Investment	$1,000	None	$1,000
Minimum Offering	$3,750,000	None	$3,750,000
Maximum Offering	$5,000,000	None	$5,000,000

(1) Before deducting expenses of the offering which are estimated to be approximately $200,000.

IMPORTANT NOTICES TO INVESTORS

INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT PURCHASE UNITS UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. PLEASE SEE "*RISK FACTORS*" BEGINNING ON PAGE 10 TO READ ABOUT IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE PURCHASING UNITS.

THE OFFERING CIRCULAR IS NOT AN OFFER TO SELL UNITS AND IT IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE OF THE UNITS IS NOT PERMITTED.

THE UNITS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK DOES NOT PASS ON THE MERITS OF THIS OFFERING.

THE NEW JERSEY BUREAU OF SECURITIES DOES NOT PASS ON THE MERITS OF THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE UNITS HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS ARE BEING OFFERED AND SOLD IN: CALIFORNIA, CONNECTICUT, GEORGIA, ILLINOIS, MASSACHUSETTS, MICHIGAN, MINNESOTA, NEW JERSEY AND NEW YORK. EXCEPT FOR THE AFOREMENTIONED STATES, (I) THE UNITS ARE NOT BEING OFFERED, DIRECTLY OR INDIRECTLY, TO RESIDENTS OF ANY STATE IN THE UNITED STATES, (II) INFORMATION IN THIS OFFERING CIRCULAR PERTAINING TO THE OFFERING OF UNITS IS NOT BEING SPECIFICALLY DIRECTED BY, OR ON BEHALF OF THE COMPANY, TO ANY PERSON OF ANY STATE IN THE UNITED STATES OR OUTSIDE OF THE UNITED STATES. NO SALES OF ANY UNITS SHALL BE MADE IN ANY STATE, JURISDICTION OR TERRITORY IN THE UNITED STATES UNLESS (I) THE OFFERING HAS BEEN REGISTERED IN SUCH STATE, JURISDICTION OR TERRITORY AND AN OFFERING CIRCULAR HAS BEEN DELIVERED TO THE INVESTOR PRIOR TO SUCH SALE, OR (II) THE SALES ARE EXEMPT FROM REGISTRATION. WE PLAN TO QUALIFY THE OFFERING IN SUCH OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY 5
RISK FACTORS 10
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS 18
USE OF PROCEEDS 20
DETERMINATION OF OFFERING PRICE 22
DILUTION 22
CAPITALIZATION 22
DISTRIBUTIONS 23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION 25
DESCRIPTION OF THE COMPANY'S BUSINESS 33
LEGAL PROCEEDINGS 41
MANAGEMENT 42
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT 44
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS 45
DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT .. 47
TAX CONSIDERATIONS 52
PLAN OF DISTRIBUTION 53
REFUND OFFER 58
LEGAL MATTERS 58
EXPERTS 59
TRANSFER AGENT 59
INDEX TO FINANCIAL STATEMENTS 60

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in our Units.

You should carefully read the entire Offering Circular, especially concerning the risks associated with an investment in our Units discussed under "Risk Factors."

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to The Godspell LLC, a Delaware limited liability company. Some of the statements in this Offering Circular are forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Our Business

General

The Godspell LLC is a development stage company that was formed on January 25, 2010, as a Delaware limited liability company. The sole purpose of the Company is to produce a Broadway revival (the "*Broadway Production*") of the musical play "Godspell" (the "*Musical*") and to exploit all other rights in the Musical that we acquire from its authors pursuant to a production contract between the Company and the authors dated as of February 12, 2010. Since we were recently formed, we have a limited operating history and have generated no revenue.

Our managing member, Davenport Theatrical Enterprises, Inc. (the "*Managing Member*"), will also act as the producer of the Broadway Production and, therefore, will have control over the production and marketing of the Broadway Production. Our Managing Member is owned and controlled solely by Kenneth A. Hasija (professionally known as Ken Davenport). Investors in the Company will be those persons who purchase Units in accordance with the terms of this offering ("*Investors*"). If the Managing Member purchases Units, the Managing Member will also be an Investor and any amount so invested by the Managing Member will count towards meeting the Minimum Offering of this offering.

We plan to mount the Broadway Production no earlier than August 1, 2010 and no later than December 31, 2011. We anticipate that the Broadway Production will be presented in a relatively small Broadway theater (such as the Circle in the Square or the Booth Theater, both of which have a seating capacity of fewer than 800 seats). However, no license has been entered into with any Broadway theater. The Broadway Production is intended to be presented in an open-ended run, which means that there will be no set closing date for the Broadway Production. Rather, it will continue to run for as long as ticket sales are adequate.

The Company will comply with all applicable financial reporting requirements including Article 23 of the New York Arts and Cultural Affairs Law and accounting regulations issued by the Attorney General of the state of New York.

The Musical

The book of the Musical was written by John-Michael Telebak, and the music and lyrics were written by Stephen Schwartz. The Musical was inspired by the Gospel of Matthew and draws on various theatrical traditions in an effort to present a unique reflection on the life of Jesus, with a message of kindness, tolerance and love. It was first presented off-Broadway in 1971, transferred to Broadway in 1976, and has since been presented commercially and in stock and amateur productions throughout the world. There has never been a Broadway revival of the Musical, although in 2000 there was a three-month Off-Broadway revival.

The Offering

Issuer	The Godspell LLC, a development stage limited liability company
Security offered	Units representing limited liability company membership interests ("*Units*")
Price per Unit	$100
Minimum Offering	$3,750,000 (37,500 Units) (the "*Minimum Offering*")
Maximum Offering	$5,000,000 (50,000 Units) (the "*Maximum Offering*")
Minimum investment	$1,000 Dollars (i.e., ten Units at $100 per Unit)
Offering Period	The offering commenced in August 2010 and will close upon the earliest of (i) April 23, 2011, unless such date is extended by amendment, but in no event will it be extended beyond January 23, 2012 (the "*Offering Deadline*"), (ii) the first paid public performance of the Broadway Production, or (iii) the sale of all 50,000 Units being offered.
Distributions	Investors will be entitled to a pro-rata share of the available funds of the Company (i.e., the cash remaining after the establishment or replenishment of any cash reserve deemed necessary by the Managing Member and after the payment or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities of the Company). Available funds will be distributed exclusively to the Investors until their investments in the Company shall have been fully repaid. Thereafter, Investors will be entitled to a pro-rata share of 50% of the available funds and the Managing Member will be entitled to the other 50%. No distributions will be made until the amount to be distributed to each Investor exceeds $5.00 per Unit (except that such limitation will not apply to the

	Company's final distribution to Investors). *See, Distributions.* ***No assurance can be made as to the timing or amount of cash distributions to the Investors, or whether any cash distributions in fact will be made.***
Use of proceeds	The net proceeds of the offering will be used to fund the Broadway Production (including reimbursement of the Managing Member for production expenses borne by it). *See, Use of Proceeds.*
Transfer Restrictions	The Units may not be sold, transferred, assigned, pledged or disposed of, in whole or in part, without the prior written consent of the Managing Member. Any attempt to transfer Units without the consent of the Managing Member shall be null and void.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective investors should carefully review and consider the factors described under *Risk Factors* below.

We have qualified the offering only with the California, Connecticut, Georgia, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York state securities regulatory bodies and plan to qualify the offering with such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from the registration requirements of the laws of those other states. However, we may not generally solicit investors in any jurisdiction that this offering is not qualified in or in states that allow general solicitation under an exemption from registration. Our Managing Member will be offering the Units on our behalf directly to prospective investors without the use of an underwriter. We will not pay commissions to our Managing Member for these sales.

Suitability of Certain Investors

Investing in the Units involves a high degree of risk.

Due to that high degree of risk,

- the Securities Regulation Division of the California Department of Corporations requires that California residents who wish to purchase Units must have not less than (i) a $60,000 liquid net worth (exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) a $225,000 liquid net worth; and

- the Office of Financial and Insurance Regulation of the State of Michigan requires that Michigan residents who wish to purchase Units must be "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, and includes a natural person who has an individual net worth, or joint net worth with the person's spouse, that exceeds $1 million (excluding the value of such person's primary residence), a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves accredited investors.

Units will be sold only to California and Michigan residents that meet the requirements applicable to them. Even if a California or Michigan resident represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason. *See, Plan of Distribution — State Qualification and Suitability.*

All Investor funds will be held in a special bank account, in trust, and will not be utilized until the Minimum Offering is completed. However, the Company does not currently have a trust agreement or a trustee. If the Minimum Offering is not completed by the Offering Deadline, the funds in the special bank account will promptly be returned to Investors, without interest. *See, Distributions. See, Procedures for Subscribing.*

Summary Financial Information

The following is a summary of information included in the Company's unaudited financial statements provided with this Offering Circular. *See Index to Financial Statements.*

Balance Sheet Data	At September 30, 2010
Cash	$163,700
Total Assets	$163,700
Total Liabilities and Members' Deficit	$163,700
Statement of Operations Data	January 25, 2010 – September 30, 2010
Net Loss	$222,171

Corporate Information

We are a Delaware limited liability company. We maintain principal executive offices at the office of our managing member, Davenport Theatrical Enterprises, Inc., at 250 West 49TH Street, Suite #301, New York, NY 10019. Our telephone number is 212 874-5348. Our website address is http://www.godspell.com, and the website of our Managing Member is http://www.davenporttheatrical.com. The information in either of these websites is not part of this Offering Circular.

Refund Offer

We have offered to refund the subscriptions made by earlier subscribers in the Offering relying on an earlier version of this Offering Circular. We have sent letters providing detailed information on the procedure for obtaining refunds to these earlier subscribers. The refund offer will be open for 20 days from the date the notice was sent to them. See *Refund Offer* for more information.

Definitions

Certain terms that are part of theatrical parlance also are used throughout this Offering Circular. The following are some of those terms:

"*Adjusted Net Profits*" means Net Profits, as reduced by any compensation paid to third parties that is measured by Net Profits.

"*Gross Receipts*" means all sums derived by the Company from any source whatsoever from the exploitation of the Musical, including all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the run thereof and from the return of bonds and other recoverable items included in Production Expenses.

"Investor Recoupment" means the point at which Investors have received distributions equal to their investments in the Company. Following Investor Recoupment, any additional distributions will be divided 50% to all Investors and 50% to our Managing Member.

"*Net Profits*" means the excess of Gross Receipts over all Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

"*Other Expenses*" means all expenses of whatsoever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel or negligence.

"*Production Expenses*" means fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the Author, rehearsal charges and expenses, transportation charges, cash office charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City, including any out-of-town and preview losses.

"Recoupment" or *"100% Recoupment"* means the point at which Net Profits are first realized. This may precede the point at which Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company) occurs. Increases in the financial entitlements of royalty participants often are triggered by the achievement of

Recoupment and amounts in excess of Recoupment such as *"150% Recoupment,"* and *"200% Recoupment."*

"*Running Expenses*" means all expenses, charges and disbursements of whatsoever kind actually incurred as "running expenses" of the Broadway production of the Musical, including, but without limiting the generality of the foregoing, authors' royalties, compensation to be paid to the cast, general manager and producer (including, without limitation, an executive producer fee), director's, choreographer's, designers' and music staff royalties, salaries of orchestra, and miscellaneous stage help, transportation charges, cash office charge, advertising and publicity, rentals, miscellaneous supplies, legal and auditing expenses, press agent fees, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the respective Investors and the Managing Member.

RISK FACTORS

Risks Related to Our Business

1. Investing in a Broadway production is a high risk investment.

Many Broadway productions result in the loss to investors of one hundred percent (100%) of their investment, and most Broadway productions fail to recoup their production costs. Producing a particular theatrical production is a highly speculative enterprise, carrying a substantial risk that the venture will be unprofitable and that the investors will lose all or a large part of their investment. No assurances of any nature can be made that the Broadway Production will be financially successful, and if it is financially unsuccessful, we have no alternative lines of business to fall back on. Investors should purchase Units only if they can afford the loss of their entire investment.

2. If we do not receive the Minimum Offering we will not be able to fund our business.

We will fund the Broadway Production entirely from the net proceeds of this offering. If we do not achieve at least the Minimum Offering of $3,750,000, we will abandon our production efforts. If we achieve the Minimum Offering but not the Maximum Offering, we will need to cut back on certain expenditures, such as for marketing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

3. You may not receive any distributions.

We will be in a position to make cash distributions only if we generate revenues from the Broadway Production that exceed the cost of running it. Even if the Broadway Production generates operating profits, there is no assurance that distributions will be made. Our Operating Agreement gives our Managing Member discretion to establish and replenish reserves, which will reduce the funds available for distributions. We can provide no assurance that we will ever make any cash distributions, and even if we do make such cash distributions, we can provide no assurance as to the timing and amount of such cash distributions. The absence of distributions does not prevent an Investor from being taxed on his or her full share of the Company's income, which will not be affected by the amount of any reserves established by our Managing Member. *See, Risk Factor Number 27.*

4. We reserve the right to obtain loans which may result in a delay in the making of any cash distribution or the complete loss of the Investors' investment.

If the funds budgeted for the Broadway Production prove to be insufficient, then we may attempt to secure loans. If production expenses exceed the amount that has been budgeted and we are unable to secure loans, we may be unable to open the Broadway Production. And if the Broadway Production is not operating profitably and we are unable to secure loans to cover operating losses, we will need to close the Broadway Production. We will be obligated to repay any loans that we obtain in full (with or without interest, as agreed) before any distributions are made to Investors. Consequently, there may be insufficient funds to both repay loans and make distributions to Investors and, at a minimum, distributions to Investors will be delayed. The absence of distributions, or a reduction in the amount of distributions, in either case on account of the use of profits or other sources of cash to repay loans, does not prevent an Investor from being taxed on his or her full share of the Company's income. *See, Risk Factor Number 27.*

5. The risk that the Broadway Production will not be mounted is heightened due to fact that important contracts have not yet been signed, and key personnel have not yet been selected.

Contracts with key personnel, such as the actors, the director, the musical director, the choreographer and the designers have not been entered into. In fact, most of such personnel have not yet been selected, and there can be no assurance that the persons we would most like to work with will be available for the Broadway Production or, if they are available, that we will be able to reach terms with them. In addition, we have no agreement with a Broadway theater. Currently, there is competition among theatrical producers to secure a Broadway theater. Our plans call for the Broadway Production to be produced in a relatively small Broadway theater, which narrows the range of potential theaters. Accordingly, there can be no assurance that we can secure a license for a Broadway theater when we want or, if such a theater is available, that we can secure it on terms that are favorable to the Company.

6. We will pay compensation to third parties that is measured by Net Profits which reduces the Adjusted Net Profits available to Investors.

We have agreed to pay the author from 5% to 8% of our Net Profits, and to pay our general manager 1% of Net Profits. As a result, the Adjusted Net Profits (i.e., the Net Profits of the Company which remain after payments to third parties of Net Profits) available for distribution to Investors and the Managing Member following recoupment will be limited to between 94% and 91% of Net Profits. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others (e.g., to a well-known director or performer), which would have the effect of further reducing Adjusted Net Profits. Of course, there can be no assurance that the Broadway Production will generate any Net Profits.

7. Because the Broadway Production is a revival of a previously produced play, we have an entitlement to share only in Excess Subsidiary Rights Income and not in all subsidiary rights income.

If we have presented the Broadway Production for no less than 96 paid public performances in the United States or Canada (including up to 8 previews plus the official press opening), we are entitled to share in 25% of the author's excess stock and amateur subsidiary rights earnings in the United States and Canada until 7 years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada, and we may also earn a share of such income in other territories (collectively, "*Excess Subsidiary Rights Income*"). Production companies typically secure a participation in all subsidiary rights when they produce a new musical, but because we are producing a revival our interest is limited to Excess Subsidiary Rights Income. Even if we become entitled to a share of Excess Subsidiary Rights Income, there is no way of knowing how much, if any, income we will derive since our participation is conditioned on there being an increase in stock and amateur earnings following the Broadway Production as compared to the five year period preceding it.

8. We may sell our entitlement to Excess Subsidiary Rights Income to save on administrative costs, but it will be difficult to fairly value our entitlement.

Because our entitlement to Excess Subsidiary Rights Income will continue long after we have ceased to produce the Musical, we may determine that it is not cost effective to keep the Company in operation and to continue to provide Investors with financial reports and distributions solely in respect of Excess Subsidiary Rights Income. Accordingly, we reserve the right to sell our entitlement to Excess Subsidiary Rights Income for a lump sum cash payment which would then allow us to end the Company's operations and make a final distribution to Investors. Any such sale will be on terms deemed fair by the Managing Member. However, since the determination of a price will involve an estimate of uncertain future income streams, it will be difficult to establish a price and, in retrospect, it may appear that the Company was overpaid or it may appear that its entitlement to Excess Subsidiary Rights Income was sold for too little. Investors should note that the Managing Member may be the purchaser of Excess Subsidiary Rights Income, and this possibility involves a conflict of interest that is discussed in *Risk Factor Number 10.*

9. If we were to lose the services of Kenneth A. Hasija we would be unable to continue operations and we would likely abandon the Broadway Production.

We are completely dependent on the services of Kenneth A. Hasija, who is the sole owner and officer of our Managing Member. Were he to become unavailable due to death or disability, that loss would have a material adverse effect on us. We have no key man life insurance policy on Mr. Hasija and do not intend to secure one. Although Mr. Hasija has extensive theatrical experience, and has successfully produced plays and musicals off-Broadway (*See, Management*), he has not previously been the lead producer of a Broadway production.

10. The conflicts of interest in the structure and operation of the Company may result in the Managing Member making decisions which benefit the Company or the Managing Member but do not benefit the Investors.

The interests of the Managing Member may be in conflict with Investors' interests because the Managing Member will receive weekly fees and royalties for serving as the producer of the Broadway Production and, also, for providing marketing and internet marketing services to the Company. Accordingly, because the Managing Member will be entitled to ongoing fees, the Managing Member may wish to keep the Broadway Production running when it is not operating profitably and it would be in the best interests of Investors for the Broadway Production to close. A conflict of interest arises in connection with the possible sale of Excess Subsidiary Rights Income because the Managing Member may be the purchaser thereof, and because the determination of the price as well as the determination to make a sale to the Managing Manager will be made by the Managing Manager without any requirement of independent review. Investors also should note that_the obligations of the Managing Member to us are not exclusive. The Managing Member is involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managing Member with respect to projects other than our business could adversely affect its ability to manage the Broadway Production. Moreover, the Managing Member is expected to engage in the production of other theatrical productions for its own account even while the Company is operating.

Risks Related to Our Industry

11. Ticket sales for Broadway productions may be negatively impacted by the economy and the opinions of critics and fewer ticket sales means less profits, if any.

Ticket prices for Broadway productions are high relative to competing forms of entertainment (such as movies). Consequently, the sale of tickets to Broadway productions may suffer if the public explores less expensive entertainment options in an unfavorable economic environment. Also, given the relatively high price for theater tickets, theater-goers often make decisions regarding which show to see based on the reviews of Broadway critics. We will have no control over critics' reviews of the Broadway Production. If the Broadway Production does not receive positive reviews, such reviews may inhibit our ability to sell tickets, and the Broadway Production may have to close earlier than expected.

12. We face intense competition which may make it difficult to sell enough tickets to operate profitably.

We face intense competition from other theatrical producers and presenters in attracting creative, business and technical personnel for the Broadway Production. Many of our competitors have substantially greater experience, assets and financial and other resources than we do and have worldwide producing organizations in place. In addition, we will face competition from other plays and musicals on offer at the same time as the Broadway Production as well as competition from other forms of entertainment available to individuals, including, without limitation, movies.

13. Strikes by unions can shut down Broadway and our ability to make money during any such strike will be severely limited.

Musicians, stage hands, actors, and many other Broadway personnel belong to unions. Such unions have entered into collective bargaining agreements with the Broadway League, a trade association that includes producers and theater owners. If terms cannot be reached for the extension of an expiring collective bargaining agreement, there is the possibility that the applicable union will go on strike or that members of the Broadway League may lock out the union members. Both possibilities have occurred in the past. Either a strike or a lock-out could seriously disrupt the opening of the Broadway Production or, if it already has opened, the continuation of the Broadway Production, particularly if any work stoppage extends for more than a few days.

Risks Related to the Offering

14. Production of the Broadway Production may be abandoned before Investors achieve their investment objective.

We have the right to abandon the Broadway Production at any time that the Managing Member deems to be in the best interest of the Company. In the unlikely event that such abandonment occurs after receipt of the Minimum Offering but before the opening of the Broadway Production, then each Investor must be prepared for the loss of all or substantially all of such Investor's investment. After the opening of the Broadway Production, the Managing Member may elect to abandon the Broadway Production if it is not operating profitably or for any other reason that the Managing Member deems reasonable. Furthermore, under the terms of most Broadway theater licenses, if tickets sales fall below a stipulated level for a specified period of time (usually two weeks), the theater owner has the right to terminate the theater license which, effectively, would mean the end of the Broadway Production since the cost of transferring the Broadway Production to another theater (were one available) is likely to be prohibitive.

15. Risks will be greater if we only complete the Minimum Offering.

Based on the production budget which we have developed in consultation with our general manager, the Minimum Offering required to produce the Broadway Production is $3,750,000, which is $1,250,000 less than the Maximum Offering of $5,000,000. Capitalizing the Company at the Minimum Offering level will mean that we will have less of a reserve and minimal funds available for marketing, thereby increasing the likelihood that we would have insufficient funds to meet contingencies or to promote the Broadway Production at an appropriate level. Thus, if only the Minimum Offering is achieved, there will be an increased risk that the Broadway Production will close earlier than would have been the case had the Maximum Offering been achieved.

16. Investment funds will be tied up, and Investors must waive their right to receive interest on their investments.

All Investors must waive any right to receive interest on their investments and authorize the Company to make immediate use of any such interest. If the Minimum Offering is never achieved, Investors will have had no use of their funds since the dates their investments were made, and Investors will receive such funds back without any interest.

17. The Management of the Company will reside solely with the Managing Member and Investors will have no influence on the decisions of the Company.

The Managing Member will have exclusive control over our operations, and Investors will have no right to participate in management. Investors must therefore rely exclusively on the judgment of the Managing Member to manage our affairs. Furthermore, Investors may not hold the Managing Member responsible for acts or omissions made in good faith and within the scope of its authority as Managing Member, and in no event will the Managing Member have any liability to Investors if the Broadway Production is unsuccessful.

18. We cannot assure you that we will make any distributions, and no distributions will be made if less than $5.00 per Unit.

Distributions will be made only if the Broadway Production is financially successful and our Managing Member has determined that our reserves are sufficient to permit distributions to be made. Consequently, there can be no assurance as to when or whether distributions to the Investors will be made. Furthermore, as a matter of administrative convenience, even if funds are available, no distributions will be made until the amount to be distributed is in excess of $5.00 per Unit (except that this limitation will not apply to the final distribution made to Investors). The absence of any distributions does not prevent an Investor from being taxed on his/her full share of the Company's income. *See, Risk Factor Number 27.*

19. There is no assurance that the Minimum Offering will be achieved and if it is not achieved, we will abandon the Broadway Production.

This offering is made on a best efforts basis by us. No commitment exists by anyone to purchase all or any part of the Units being offered hereby. Therefore, there is no assurance that the Minimum Offering will be completed. If the Minimum Offering is completed but less than the $5,000,000 Maximum Offering is achieved, there may be additional risks. *See, Risk Factor Number 15.*

20. The Units offered will be illiquid investments and subject to limits of transferability.

The Units may not be transferred unless the Managing Member gives its prior written consent. There is no market for the Units, and it is not intended that such a market will develop since we have no plans to register the Units. Therefore, Investors should only make a purchase of Units for investment purposes and must be prepared to bear the economic risk of this investment for an indefinite period of time.

21. Once your investment is accepted, you will have no right to withdraw from the Company and receive your investment back.

Once an investment has been approved by us and a prospective investor becomes an Investor, an Investor cannot withdraw and demand the return of the investment.

22. Investors are only investing in the Broadway Production and do not have the right to invest in touring companies or other licensed productions of the Musical, which limits the potential income stream for Investors.

If the Broadway Production is a success, the Company will have the option to license the right to produce additional first class commercial productions of the Musical in North America, in the British Isles, and in Australia and New Zealand. If the Manager chooses to exercise any such options, licensees will be required to pay an appropriate license fee to the Company. No Company funds will be invested in licensed companies, and our Operating Agreement does not give Investors a right to invest in a licensed company even if it is organized and controlled by the Managing Member. However, the Managing Member reserves the right to make investment opportunities available to some, but not all, Investors, in its discretion.

23. You may have to repay prior distributions.

If the Company makes a distribution to Investors and such distribution results in the Company's liabilities being greater than its assets, Investors who were aware that the distribution would have that effect on the Company may be required to return such distribution. *See, Distributions.*

24. The figures set forth in the Recoupment Schedule are merely projections and may never be achieved.

The Recoupment Schedule contained in this Offering Circular sets forth an estimated schedule to assist Investors in understanding how long it will take to recoup Investors' investments under certain scenarios. However, the Recoupment Schedule is based on a number of underlying assumptions, any of which may turn out to be incorrect. Accordingly, no assurances can be given as to the timing or the amount of any cash distributions to Investors or that any portion of Investors' investments will be recouped. Investors should be prepared for the complete loss of their investments.

25. If Mr. Hasija's involvement in certain media interviews and statements made in certain emails were held to be in violation of the Securities Act of 1933, we could be required to repurchase securities sold in this offering or be subject to other penalties, enforcement actions or fines with respect to any violations of securities laws. You should rely only on statements made in this Offering Circular in determining whether to purchase Units.

During the period from August 8, 2010 through September 22, 2010, Mr. Hasija made certain statements in interviews that were published in articles or broadcasts by various media outlets, including Bloomberg, Crains, LA Times, Portfolio, Broadway.com (all September 15, 2010), Variety (September 16, 2010), MSNBC (September 17, 2010), Business Talk Radio Network (September 20, 2010), the Huffington Post (September 23, 2010) and the Associated Press (September 24, 2010). He made similar statements in emails that were widely distributed on August 8, 2010 and September 17, 2010. The statements referred to went beyond the information that was then included in this Offering Circular. In addition, during that period, our website provided links to certain of those articles, and we otherwise brought certain of those articles to the attention of potential investors. To the extent that gave the impression that we endorsed the statements made in those articles by persons other than Mr. Hasija, that was incorrect. We do not endorse any of those statements.

Those articles and broadcasts presented statements relevant to the Offering in isolation and did not disclose many of the related risks and uncertainties described in this Offering Circular. The articles and broadcasts should not be considered in isolation, and you should make your investment decision only after reading this entire Offering Circular carefully.

In one respect – concerning Mr. Hasija's biography – this Offering Circular has been updated under "Management" to include the relevant information. In addition, each statement or implication by Mr. Hasija (a) suggesting that there is great investor interest in this offering and/or that investors should move quickly to participate, (b) addressing the relative merits of investing in Broadway productions compared with investing on Wall Street, (c) referring to the investment returns of theatrical performances generally or (d) suggesting that investing in all of

Mr. Hasija's prior productions collectively would have resulted in certain investment returns is retracted.

You should carefully evaluate all the information in this Offering Circular, including the risks described in this section and throughout the Offering Circular. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by Mr. Hasija. You should rely only on the information contained in this Offering Circular in making your investment decision.

If our involvement in the media interviews and statements described above were held by a court to be in violation of the Securities Act of 1933, we could be required to repurchase the shares sold to purchasers in this offering at the original purchase price for a period of one year following the date of the violation. Additionally, we could be subject to other penalties, enforcement actions or fines with respect to any violations of securities laws. We would expect to contest vigorously any claim that any such violation occurred.

26. We have offered to refund subscriptions made by earlier subscribers. To the extent we make any such refunds, it may be more difficult for us to achieve the minimum offering.

As a result of the interviews, articles and broadcasts described in the preceding risk factor, we have offered to refund up to approximately $328,100 of subscriptions made by earlier subscribers. *See "Refund Offer."* We cannot currently predict how many of those subscribers may elect a refund. The more who do, the more new funds we would need to raise to achieve the Minimum Offering.

Tax Risks

This offering is not a tax shelter and is not intended to confer tax benefits on Investors. The Company intends to engage accountants who regularly service theatrical production companies, and the Company's net income or net loss for federal income tax purposes will be determined in accordance with customary theatrical accounting practice. Tax-related risks which Investors should be aware of are identified below.

27. Investors' tax liability may exceed cash distributions.

Distributions of cash to the Investors will depend upon our profitability and cash needs. Investors must recognize that they will be deemed to have received taxable income equal to their pro rata share of the Company's net income (as determined for United States income tax purposes), regardless of whether we make any cash distributions. Thus, we cannot assure Investors that they will receive cash distributions equal to their allocable share of our taxable income or even the tax liability due on such allocable share. The Company's failure to distribute funds to Investors will not relieve them of their obligation to pay taxes. Further, Investors may incur a tax liability in excess of the amount of cash received upon the sale of their Units.

28. There is the possibility of a tax audit.

We cannot assure investors that our tax returns will not be audited by a taxing authority or that an audit will not result in adjustments to our returns. Any adjustments resulting from an audit may require Investors to file an amended tax return and to pay additional taxes plus interest, which generally is not deductible, and might result in an audit of each Investor's own return.

29. There is a possibility of the IRS challenging allocations of profit and loss or disallowing expenses.

No assurance can be given that the IRS will not successfully challenge the allocations in our Operating Agreement and reallocate items of income, gain, loss, deduction and credit. In addition, the IRS could allege that certain amounts payable to the Managing Member or its affiliates are not deductible business expenses but rather represent non-deductible distributions. Such a challenge could result in an increase in the Company's taxable income and in the amount of such income allocated to the Investors, with a corresponding increase in the Investors' tax liability.

30. Investors will be subject to tax in New York State on the income generated from the investment even if they reside elsewhere.

Because we will be conducting our business in New York City, the Investors' share of any income from that business is considered New York source income and is subject to taxation by the state of New York. As with federal income taxes, our failure to make distributions will not relieve Investors of their obligation to pay such taxes.

31. Investors may realize a loss even if Investor Recoupment occurs.

As a practical matter, Investor Recoupment cannot occur unless we realize taxable income. Generally speaking, one-half of our income is allocated to Investors under the provisions of the Operating Agreement. Such income will be taxable to the Investors, and as such will most likely increase the Investors' state and federal income tax liability. Consequently, a return of the initial investment alone will not be sufficient to ensure that Investors do not suffer a net negative return on an after-tax basis.

You are strongly urged to consult your own tax advisers as to the tax consequences of investment in the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include, but are not limited to:

- statements as to the anticipated timing of business developments;
- expectations as to the adequacy of our cash balances and the proceeds of this offering to support our operations for specified periods of time and as to the nature and level of cash expenditures;
- estimates as to the time it will take to recoup an investor's capital contribution;

- estimates of how we intend to use the net proceeds of this offering.

These statements may be found in the sections of this Offering Circular entitled *Offering Circular Summary*, *Risk Factors*, *Use of Proceeds*, *Distributions*, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and *Description of the Company's Business*, as well as in this Offering Circular generally. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in *Risk Factors* and elsewhere in this Offering Circular.

In addition, statements that use the terms "can", "continue", "could", "may", "potential", "predicts", "should", "will", "believe", "expect", "plan", "intend", "estimate", "anticipate", and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this Offering Circular reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

USE OF PROCEEDS

The net proceeds to us from the sale of up to 50,000 Units offered at an offering price of $100 per Unit will vary depending upon the total number of Units sold. Regardless of the number of Units sold, we expect to incur offering expenses estimated at approximately $90,000 for legal, accounting, printing, filing fees and other costs in connection with this offering.

Set forth below is the production budget for the Broadway Production (the "*Production Budget*"). The Production Budget shows how we anticipate spending the net proceeds from the offering:

MAXIMUM OFFERING	$	MINIMUM OFFERING	$
scenery	460,000	Scenery	300,000
costume	320,000	Costume	200,000
electrics	120,000	Electrics	85,000
sound	120,000	Sound	85,000
orchestrations and copying	80,000	orchestrations and copying	80,000
Director	24,915	Director	24,915
Assistant Director	2,500	Assistant Director	2,500
Choreographer	20,322	Choreographer	20,322
Assistant Choreographer	3,500	Assistant Choreographer	3,500
Musical Director & Vocal Music Arranger	10,000	Musical Director & Vocal Music Arranger	10,000
Synthesizer Programmer	6,000	Synthesizer Programmer	6,000
Contractor	5,000	Contractor	5,000
Executive Producer	20,000	Executive Producer	0
Administrative Assistant	5,000	Administrative Assistant	0
General Manager	40,000	General Manager	40,000
Technical Supervisor	40,000	Technical Supervisor	40,000
Casting	25,000	Casting	25,000
Accounting	11,000	Accounting	11,000
Legal (excluding legal fees for offering)	35,000	Legal (excluding legal fees for offering)	35,000
press and marketing	98,000	press and marketing	73,000
advertising	950,000	advertising	450,000
rehearsal expenses	505,000	rehearsal expenses	505,000
insurance	50,000	Insurance	50,000
cartage/trucking	37,900	cartage/trucking	37,900
Transportation (airfare and local)	10,000	Transportation (airfare and local)	10,000
Theater staff (incl. managers, engineers, porters, housekeeping)	70,156	Theater staff (incl. managers, engineers, porters, housekeeping)	70,156
Stagehand Labor for Load-in/Tech/Rehearsals (local one)	587,204	Stagehand Labor for Load-in/Tech/Rehearsals (local one)	587,204
Orchestra Rehearsals	22,093	Orchestra Rehearsals	22,093

Box Office Staff	55,500	Box Office Staff	55,500
Opening Night Party/Gifts	75,000	Opening Night Party/Gifts	25,000
Producer & Manager's office fees	18,750	Producer & Manager's office fees	18,750
Phones/Xerox/Administrative Expenses	10,000	Phones/Xerox/Administrative Expenses	10,000
Union Benefits	76,493	Union Benefits	76,493
Payroll Taxes	69,429	Payroll Taxes	69,429
Miscellaneous	7,475	Miscellaneous	7,475
Closing Costs	233,078	Closing Costs	233,078
SUBTOTAL PRODUCTION COSTS	4,224,315	SUBTOTAL PRODUCTION COSTS	3,274,315
contingency/reserves (1)	310,481	contingency/reserves (1)	10,481
TOTAL PRODUCTION COSTS	4,534,796	TOTAL PRODUCTION COSTS	3,284,796
advances – not returnable (2)	153,339	advances – not returnable (2)	153,339
bonds/deposits – returnable (3)	111,865	bonds/deposits – returnable (3)	111,865
TOTAL NET PROCEEDS	**$4,800,000**	**TOTAL NET PROCEEDS**	**$3,550,000**
OFFERING EXPENSES	**200,000**	**OFFERING EXPENSES**	**200,000**
TOTAL GROSS PROCEEDS	**$5,000,000**	**TOTAL GROSS PROCEEDS**	**$3,750,000**

(1) This amount is intended to cover overruns and losses in the initial period of operations.
(2) These are advances paid which are not recoverable from royalties.
(3) These are bonds and deposits made by the Company which may be returned to the Company.

The Production Budget represents our best estimate of the allocation of the net proceeds of this offering based upon our current plans and estimates. However, anticipated expenditures may vary from actual expenditures. For example, the size of the theater we ultimately license may impact the costs for theater staff, stage labor and scenery. We make no representations with respect to the final, actual production costs or the cost of any particular budget line item. The allocations in the Production Budget have been determined based on the experience of the Managing Member and our general manager in the theatrical industry.

As can be seen above, if the Minimum Offering rather than the Maximum Offering is achieved, our reserve and advertising budget will be significantly reduced.

Prospective investors should note that the Managing Member may, but shall not be required to, expend certain of its own funds for offering and production expenses and that it will be entitled to reimbursement for funds so advanced by it from the Company's funds after completion of the Minimum Offering.

However, at its option, the Managing Member may elect to have such unreimbursed expenses deemed the equivalent of a cash contribution to the Company, in which case the Managing Member will also become an Investor with respect to such cash contribution.

If we complete at least the Minimum Offering but the funds we raise prove to be insufficient to fully fund the Broadway Production, we reserve the right to borrow funds, although there can be no assurance that loans will be available. *See, Description of Units and Summary of the Operating Agreement – Right of Company to Procure Additional Funds.*

DETERMINATION OF OFFERING PRICE

The offering price of the Units was determined by the Managing Member by dividing the total Production Budget by the number of Units to be issued. If at least the Minimum Offering of 37,500 Units, but less than the Maximum Offering of 50,000 Units, is achieved, each Unit will be entitled to a greater percentage of distributions. For example, if 50,000 Units are sold, an Investor who purchases 500 Units ($50,000) will be entitled to receive 1% of all pre-recoupment distributions of available funds. If only 37,500 Units are sold, that same investor would be entitled to receive 1.13% of all pre-recoupment distributions of available funds. The price of the Units has no relationship to the Company's assets, book value or any other measurable value.

DILUTION

As of the date hereof, there is only one Unit outstanding issued to the Managing Member at $100, the same price per Unit of the Units being offering in this offering. Accordingly, purchasers of the Units in this offering will not experience dilution in the net tangible book value of the Units.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2010 on an actual basis. The table does not reflect any interim financing that could occur after the date of this Offering Circular.

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements as at and for the period ended September 30, 2010, including accompanying notes, included in this Offering Circular. You should also read this table in conjunction with *Use of Proceeds* and the section entitled *Management Discussion & Analysis of Results of Operation.*

	September 30, 2010 Actual
	Units Outstanding 1
Equity:	
Members' Equity	100
Total Equity	**$ 100**
Total Capitalization	**$ 100**

DISTRIBUTIONS

The following is a description of the material terms of the offering relating to distributions to Investors as described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as an exhibit to this Offering Circular. Prospective investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective investors should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

If we officially open the Broadway Production in New York City, we intend to commence making cash distributions to Investors of the Company at such times as we have a cash reserve deemed adequate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, including, without limitation, the replenishment or creation of reserves. Due to the inherent risks of mounting a theatrical production, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurances about the amount and timing of such distributions.

We may make the following types of cash distributions in the future:

Recoupment of Investments

At such time as we have a cash reserve deemed appropriate by our Managing Member after the payment or reasonable provision for the payment of all liabilities, we intend to make cash distributions to Investors until their total investments shall have been fully repaid. Distributions will be made pro-rata based on the ownership of Units.

Distribution of Profits

After Investors have received back their investments pursuant to the preceding paragraph Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company) will have occurred. Following Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company), further distributions will be considered distributions of Adjusted Net Profits (the Net Profits of the Company remaining after payment of compensation to third parties which is measured by Net Profits) and will be paid 50% to Investors (pro-rata based on their Units) and 50% to our Managing Member. Investors should note that we expect to pay the Author 5% to 8% of our Net Profits, and to pay our general manager 1% of Net Profits, which has the effect of reducing the amount of Adjusted Net Profits available to distribute to Investors. Furthermore, we reserve the right to pay compensation in the form of Net Profits to others (e.g., to a well-known director or performer), which would have the effect of further reducing Adjusted Net Profits. Also, Investors should note that distributions of Adjusted Net Profits will only be made if the amount to be distributed per Unit is greater than $5.00. *See, Risk Factor Number 6 and Risk Factor Number 16.*

Liquidating Distribution

The Company will be dissolved when the Manager determines that no further income is likely to be received by the Company. Upon dissolution, the assets of the Company shall be liquidated and the cash proceeds shall be applied first to pay off all liabilities, then to repay Investors' investments if they have not yet been repaid, with any surplus to be divided among the Investors and the Managing Member in the same manner in which Adjusted Net Profits are distributed. If the Company becomes entitled to receive a share of Excess Subsidiary Rights Income (which is 25% of the author's excess stock and amateur subsidiary rights earnings in the United States and Canada until 7 years following the close of the last company of the Musical produced, leased or licensed by the Company in the United States and Canada), the Company could continue to receive income for many years following the point at which all productions of the Musical that are produced or licensed by the Company have closed. To save the administrative costs associated with continuing to prepare financial reports and making distributions to a large number of Investors, the Company reserves the right to sell its entitlement to Excess Subsidiary Rights Income. *See, Risk Factor Number 8.*

Additional Profit Participation

The Managing Member reserves the right to pay to any individual Investor an additional participation in Adjusted Net Profits for any reason whatsoever, provided such participation is payable solely from the Managing Member's share of Adjusted Net Profits and does not affect the percentage of Adjusted Net Profits payable to the Investors.

No Payment of Interest

We will not pay any Investor any interest on the investment made in the Company, and any interest earned on such investment shall belong to the Company. If the Minimum Offering is not achieved, investments will be promptly refunded without interest.

Managing Member May Purchase Excess Subsidiary Rights

We may sell our entitlement to Excess Subsidiary Rights Income and the Managing Member has the right to determine a fair price for such Excess Subsidiary Rights Income. The Managing Member also has the right to purchase the Excess Subsidiary Rights Income. *See, Risk Factors Number 7 and Number 8.*

Possible obligation to return distributions previously made

If the Managing Member makes a distribution to the Investors and, after giving effect to the distribution, all liabilities of the Company, other than liabilities to Investors on account of their Units and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, then any Investor who receives such distribution and who knew at the time of the distribution that it would result in the Company's liabilities exceeding the Company's assets shall be liable to the Company for the amount of the distribution.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following management discussion and analysis of financial condition and results of operation contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Offering Circular. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our financial statements and related notes filed as an exhibit to this Offering Circular.

General

Godspell LLC was formed on January 25, 2010 as a Delaware limited liability company, solely to produce the musical known as "Godspell" (the "*Musical*") on Broadway (the "*Broadway Production*") and to exploit all other rights in the Musical acquired from its authors. We are a development stage company that has a limited operating history and has generated no revenues. At this time, our only material asset is our agreement with the authors of the Musical (collectively, the "*Author*") granting us the option to produce the Broadway Production. Such agreement also enables us to produce and sell Godspell-related merchandise, including cast albums, all subject to the Author's approval. If the Broadway Production runs successfully, we also will have options to license additional first class companies of the Musical in the United States and Canada, and in the British Isles, Australia and New Zealand.

We plan to mount the Broadway Production no earlier than August 1, 2010 and no later than December 31, 2011. It is anticipated that the Broadway Production will have an open ended run in a small Broadway theater (e.g., with a seating capacity between 675 and 1,100), such as The Circle in the Square Theater, which has a seating capacity of approximately 700 seats or the Booth Theater, which has a seating capacity of approximately 766 seats. However, no license has been entered into with The Circle in the Square Theater, the Booth Theater or any other theater, and there is no assurance that the theater we seek will be available or available on acceptable terms.

Plan of Operations

Opening a Broadway production is a complex process that involves many parties. Once the production is open, it will continue to run as long as ticket sales are favorable, and it cannot be financially successful unless it runs for a substantial period of time. Proceeds raised in the offering will likely satisfy the Company's cash requirements up until opening night of the Broadway Production. At this stage, it is impossible to estimate whether the Company will need to seek additional funds in the next six (6) months as the Company's financial needs will depend on large part on the ticket sales for the Broadway Production. Set forth below is our plan of operation for the twelve (12) month period following the commencement of the offering:

From Now to Achievement of the Minimum Offering

All Investor funds will be maintained in a special account in trust pending achievement of the Minimum Offering, however, the Company does not currently have a trust agreement or a trustee. While we do not anticipate commencing the construction of sets and costumes, we will endeavor to line up contracts with those persons whose services we seek. In addition to the Production Contract and our contracts with the general manager and director, which have been signed, of the Broadway Production, we expect to enter into contracts with a theater, and possibly other participants, including certain designers. During this period we expect to engage a casting director and to commence casting the Broadway Production. We also intend to commence planning our marketing efforts, and may enter into agreements with marketing and public relations firms. In this regard, Investors should note that the Managing Member is expected to be separately engaged and compensated to provide marketing and internet marketing services to the Company.

From Capitalization to Opening Night of the Broadway Production

After we achieve the Minimum Offering, we intend to place under contract all elements of the Broadway Production not yet under contract. That would likely include most of the cast and certain designers as well as any parties mentioned above who were not yet under contract, including, without limitation, the theater. During this period we would develop and mount marketing and advertising campaigns for the Broadway Production. Ticket sales would begin, including group sales, and we would seek to secure as large an advance sale as is possible.

Rehearsals are likely to start five and one-half weeks prior to the anticipated opening night of the Broadway Production. Rehearsals initially will take place in rented facilities, and not in the theater for the Broadway Production. Rehearsals in the theater will commence approximately ten days prior to the opening. Rehearsals will involve not just the cast, but we will also need to rehearse the technical aspects of the production to ensure that all of the staging, scenery, lighting and sounds systems work as planned.

We have the right to sell merchandise related to the Broadway Production and intend to commence the development of prototypes for submission to the Author for approval. It is likely that we will engage a third party merchandise company to manufacture approved merchandise for sale in the theater and via our website. We also have the right to produce and sell cast albums of our Broadway Production and, if possible, we will seek to have a cast album recording for sale prior to the official opening of the Broadway Production (although it often is the case that the cast album is not recorded, if at all, until after the opening).

Following the completion of rehearsals, we intend to commence a preview period of two to four weeks. During this period, we will further rehearse the Broadway Production, gauge audience response and fine-tune the production. Tickets will be sold for preview performances, but most productions incur losses during the preview period.

We will seek as much publicity as possible for the official opening of the Broadway Production. The day following the opening, newspapers will carry theater critics' reviews of the Broadway Production. The nature of those reviews will have a significant impact on our marketing efforts – e.g., we may be seeking to exploit rave reviews, or we may be seeking to overcome negative or lukewarm reviews.

Following the Official Opening of the Broadway Production

Following opening night of the Broadway Production, we intend to focus our efforts on the day-to-day running of the Broadway Production, including the ongoing advertising and marketing campaigns. We also will be responsible for managing unforeseen events that arise with respect to the Broadway Production (e.g., the illness of a major cast member). If we have not previously done so, we would also begin or continue negotiations with respect to the cast album for the Broadway Production.

If the Broadway Production is well received, we may consider exploiting our right to license additional companies of the Musical in the United States and Canada. We do not anticipate additional "sit-down" companies of the Musical in such territory; rather, it is most likely that any additional company would be in the form of a touring production. We also would explore the prospect of exercising our options to license additional first class companies of the Musical in the British Isles, Australia and New Zealand. We would receive license fees in connection with any licensed productions, and would not invest any Company funds.

Operating Budget

The Operating Budget which follows is an estimate of the weekly Running Expenses (defined on page 9) of the Broadway Production prior to Recoupment (the point at which Net Profits are first realized). The Operating Budget assumes that the royalty formula *(see, Royalty Formula)* is in effect, but that there are no Weekly Profits, as a result of which the royalty participants would receive only minimum weekly guarantees which, in the aggregate, are not expected to exceed $20,000. Theater costs are included, other than variable theater rent, projected to be equal to 6% of gross weekly box office receipts. As with the Production Budget, actual expenditures cannot be predicted with certainty and may vary substantially from these estimates. In particular, since at this stage almost no agreements have been reached, the following Operating Budget is simply our best estimate of likely costs. We reserve the right to revise the Operating Budget, we note that it is almost certain that many of the line items below will require adjustment, and we make no representations as to the final actual running expenses of the Broadway Production as a whole or as to any particular line item.

SALARIES (1)	**$**	**$**
Actors' Equity Association	37,737	
Association of Theatrical Press Agents and Managers ("ATPAM")	9,180	
International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artists and allied Crafts of the United States, its Territories and Canada ("IATSE")	16,060	
American Federation of Musicians ("AFM") (See Theater Exp.)	3,600	
Taxes/Benefits @ 27%	17,976	
SUBTOTAL		84,553
PRESS/MARKETING (2)		
Press Agent Expenses	500	
Marketing Expenses	1,200	
Website Fee	1,200	
TDI Co-op (Theatre Direct International)	1,125	
Booth/Miscellaneous	875	
SUBTOTAL		4,900
ADVERTISING (3)		
Print Ads		
Radio		
TV		
Outdoor/Tourist		
SUBTOTAL		85,000
DEPARTMENTAL (4)		
Rentals	18,000	
Carpenter	600	
Props	500	
Electrics/Sound	1,250	
Wardrobe/Hair	1,000	
Stage Mgr/Company Mgr	400	
Miscellaneous	250	
SUBTOTAL		22,000
OTHER COSTS (5)		
Insurance	3,500	
Executive Producer	1,000	
Accounting	1,000	
Legal	500	
Office Fees	2,500	
League Dues	BO Statement	
Phones/Xerox/Fedex/Misc.	500	
Rehearsals/Work Calls	500	
Cast/Costume Replacement	500	
Fixed Royalties	2,250	
Miscellaneous	600	
SUBTOTAL		12,850

THEATRE COSTS (6)		
House Payroll	20,000	
Weekly Operating Expenses	13,500	
IATSE	22,000	
AFM	17,000	
Mutual Assistance Program Special Assessment Fund	1,122	
Miscellaneous Expenses	5,000	
SUBTOTAL		78,622
TOTAL FIXED COSTS		287,925
ESTIMATED ROYALTY GUARANTEES (7)		20,000
TOTAL FIXED EXPENSES		**307,925**

(1) This line item includes salaries for actors, managers, press agents, musicians and stagehands as well as per diem, if applicable, and benefits and taxes for same. The individual salaries are either based on union minimums or negotiated with individuals according to their visibility in the industry and in the case of the actors, the size of their role.

(2) This category includes the expenses for the press agent and marketing company to publicize the show as well as the ongoing maintenance of the website and is based on the producer's experience.

(3) The sum included is a middle of the road expenditure for a Broadway show determined by the producer and the ad agency.

(4) This expense includes the rental of sound and lighting equipment which sums are based on the going rates for a show of this size currently in effect in the industry. In addition, included are the average monies spent for a show of this size for repairs and perishables (lumber, nails, bulbs, batteries, microphones, etc.) for the carpentry, prop, lighting and sound departments.

(5) The current rates in the industry for insurance, legal, accounting, casting, design, production technicians' fees, phones, copying, office fees and miscellaneous expenses are included.

(6) Salaries for the theater manager and stagehands are union minimums. The theater rent and expenses are standard terms for the theater in which the Company anticipates presenting the Broadway Production.

(7) Represents an estimation based on industry standard.

Recoupment Schedule

Set forth below is an estimated recoupment schedule (the "*Recoupment Schedule*") to assist Investors in understanding how long it will take to recoup Investors' investments under certain scenarios. The Recoupment Schedule represents the Company's best estimate of the time it will take for Investors to recoup their investments and Investors should not place undue reliance on the Recoupment Schedule. However, there can be no assurance that any portion of Investors' investments will be recouped, and Investors should be prepared for the complete loss of their investments. *See, Risk Factor Number 1.*

CALCULATION OF RECOUPMENT OF PRODUCTION COSTS WITHOUT CONTINGENCY, ADVANCES AND BONDS

PERCENT OF CAPACITY	100%	90%	80%	70%	60%	50%	40%	30%	20%
GROSS	$647,600	$582,840	$518,080	$453,320	$388,560	$323,800	$259,040	$194,280	$129,520
ADJUSTED NET GROSS (5%)(2)	$615,220	$553,698	$492,176	$430,654	$369,132	$307,610	$246,088	$184,566	$123,044
THEATRE SHARE @ 6%	$36,913	$33,222	$29,531	$25,839	$22,148	$18,457	$14,765	$11,074	$7,383
COMPANY SHARE	$578,307	$520,476	$462,645	$404,815	$346,984	$289,153	$231,323	$173,492	$115,661
FIXED EXPENSES	$287,925	$287,925	$287,925	$287,925	$287,925	$287,925	$287,925	$287,925	$287,925
PROFIT	$290,382	$232,551	$174,720	$116,890	$59,059	$1,228	($56,602)	($114,433)	($172,264)
ROYALTY POOL AT 31%	$90,018	$72,091	$54,163	$36,236	*$20,000	$20,000	$20,000	$20,000	$20,000
PROFIT	$200,363	$160,460	$120,557	$80,654	$39,059	($18,772)	($76,602)	($134,433)	($192,264)
weeks to recoup									
$4,424,315(3)	22.08	27.57	36.70	54.86	113.27	N/A	N/A	N/A	N/A
* Minimum Weekly Guarantee									

The Recoupment Schedule is based upon the following assumptions: a 700 seat theatre and an average ticket price of $114.75 for eight (8) shows per week. 700 seats is estimated to be the size of the theater in which the Company intends to produce the Broadway Production. The ticket price of $114.75 was selected by the Company as it represents the going rate for tickets to Broadway musicals.

(2) The difference between the Gross and the Adjusted Net Gross is the sum of charges for commissions levied by ticket selling agencies and credit card commissions; 5% represents an estimate and the actual number could be higher or lower, depending upon the number of tickets sold that are subject to commission charges.

(3) This number represents all Production Costs excluding contingency costs, advances and bonds, but including offering expenses.

The Recoupment Schedule estimates how many weeks the Broadway Production will have to run to generate sufficient operating profits to repay the non-returnable elements of the Production Budget. This does not mean that the Managing Member would actually make the indicated distributions. Accordingly, the number of weeks required to recoup Investors' investments will not necessarily coincide with actual distributions to Investors. No assurances can be given as to the timing or the amount of any cash distributions to Investors or that any portion of Investors' investments will be recouped or that the Company will generate any operating profits.

Numerous assumptions are included in the Recoupment Schedule. Changes in any one or more of the following assumptions could materially alter the Recoupment Schedule:

- The Recoupment Schedule assumes that Running Expenses will be in accordance with the Operating Budget above.
- The Recoupment Schedule assumes that Production Expenses will be in accordance with Production Budget set forth on pages 24 and 25 above.
- The Recoupment Schedule assumes that a royalty formula will be in effect for the Broadway Production. *See, the Production Contract.*
- In determining the capital to be recouped, the Recoupment Schedule excludes recoverable items such as bonds and deposits and assumes that we will not spend our reserve for contingencies. The amount of reserves has been determined based on the experience of the Managing Member and our general manager in the theatrical industry and the general rule of thumb that reserves should be approximately ten percent (10%) of the budgeted subtotal of production costs.
- The Recoupment Schedule assumes that the theater in which the Broadway Production will be presented will have 700 seats.
- The Recoupment Schedule assumes that tickets will be sold at an average price of $114.75 per ticket.

Investors also should recognize that what the Recoupment Schedule refers to as "100% of capacity" is a projection that assumes that 100% of the seats are sold without discount (i.e., 700 seats with an average ticket price of $114.75 per ticket). If some tickets are sold at a discount, which almost always is the case, the Broadway Production will operate at less than 100% capacity even if all tickets are sold. Investors should recognize that the Recoupment Schedule at 100% of capacity is highly optimistic scenario, and that extraordinarily few shows operate at 100% of capacity. Investors should also understand that according to the Recoupment Schedule, for weeks in which the Broadway Production operates at 50% capacity or less, no profit will be generated and in fact the Company will be operating at a loss during such weeks.

The estimates contained in the Recoupment Schedule are subject to change and, of course, there can be no assurance that the Broadway Production will run for any particular length of time or that it will have audiences of any specified size for any specified length of time or that tickets sold will be at full price. It is highly unrealistic to expect that the Broadway Production will achieve the maximum weekly gross revenue. Furthermore, both Production Expenses and Running Expenses may vary from the levels included in the Recoupment Schedule, and such changes could materially alter the Recoupment Schedule. Most Broadway productions do not run long enough to achieve Recoupment (the point at which Net Profits are first realized).

Results of Operations for Period Ended September 30, 2010

We have not earned any revenues from inception through the date of this Offering Circular. We do not anticipate generating revenue until we have mounted the Broadway Production. We are presently in the development stage of our business and we can provide no assurance that we will generate any income on the Broadway Production that we are producing. We incurred $222,171 in general and administrative expenses through September 30, 2010.

Liquidity and Capital Resources

We had current assets in the amount of $163,700 as of September 30, 2010, consisting of $163,700 in cash. In addition to the $85,000 front money, all of which has been expended on offering costs, the Managing Member had advanced $108,697 as of September 30, 2010.

We are completely dependent upon obtaining financing in this offering to pursue our plan of operations. We intend to raise funds to finance our immediate and long-term operations through an offering of Units. The successful outcome of our financing activities cannot be determined at this time and there is no assurance that if achieved, we will have sufficient funds to execute our intended business plan or generate positive operating results.

These factors, among others, raise doubt about our ability to continue operations. The accompanying financial statements do not include any adjustments related to recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should we be unable to continue as a going concern.

Front Money Arrangements

Front money is a typical source of funding in the New York theatrical industry and allows the Company to conduct pre-production activities prior to the commencement of a formal offering of investment interests. The front money agreement provides that, if the Minimum Offering is not completed, the Managing Member will cause the Company to return any unused portion of the front money to the front money investor, but if the full amount of the front money has been utilized (which is the case), neither the Managing Member nor the Company will have any obligation to the front money investor. *See, Plan of Distribution – Front Money Investors.*

DESCRIPTION OF THE COMPANY'S BUSINESS

The Business of Broadway

We are in the commercial theater business which, in the United States, is generally separated into two categories, New York City and outside New York City. New York City is the central and principal venue for commercial theater in the United States with a significant resident population of theater-goers and a tourist population that attends the commercial theater regularly. The commercial theater business in New York City consists of Broadway productions, which are presented in theaters with more than five hundred (500) seats principally in the Times Square area or "Off-Broadway" productions, which are presented in theaters with fewer than five hundred (500) seats throughout the borough of Manhattan. Plays and musicals tend to be produced on an open ended basis in New York City, which means that instead of being scheduled for a particular run (e.g., two weeks of performances), they can run for an unlimited period of time, assuming sufficient ticket sales.

A theatrical producer begins the process of producing a play or musical by obtaining, alone or with others, an option for the right to present the play on the live stage in New York City (either on Broadway or Off-Broadway) from the author or authors of the play or musical. Such option is exclusive to the producer and usually contains additional options for the producer to present the play on tour and in other cities in the United States and Canada as well as certain international territories (most frequently the British Isles, Australia and New Zealand). It is typical for the producer to pay the playwright a non-returnable advance against the royalty to be paid to the playwright when the production is up and running.

Usually, once the rights have been obtained, theatrical producers will form a corporate entity such as a limited liability company or a limited partnership to serve as the production entity. Virtually simultaneously with the creation of the entity and preparation of the offering papers, the producers will usually begin to assemble the necessary business and creative elements and personnel. On the business side, the producers will retain a theatrical attorney, a general manager, a company manager, a theatrical press agent, a marketing specialist, an advertising firm, a production supervisor and other related personnel. In addition, the producers will seek to secure a theater for the production. On the creative side, the producers will retain a director, a casting director, the cast, a choreographer (if necessary), designers for the set, costumes, lighting, sound and hair, a stage manager, a musical director and a conductor (if the production is a musical), and other related personnel.

The minimum compensation paid to the above-mentioned personnel is usually paid in accordance with applicable guild and union rules, and certain persons will negotiate terms in excess of such minimums. Many are entitled to royalties based on gross weekly box office receipts, including the producers. General managers, and prestigious directors and authors sometimes also receive a share of Net Profits. Notwithstanding the foregoing, most Broadway productions now pay the royalty participants on the basis of a royalty formula pursuant to which the royalty participants share a percentage of weekly net operating profits (subject to a minimum weekly guaranty) instead of receiving a percentage of gross weekly box office receipts. The purpose of the royalty formula is to accelerate recoupment (and it is our intention to put a royalty formula in place for the Broadway Production).

At times, before coming to New York City, a show will have an out-of-town run or will be produced by a regional theater in a developmental production. Once the determination is made to produce the show in New York City, a rehearsal period that might range from four to fourteen weeks typically will precede the commencement of public performances. Prior to a show opening on Broadway or Off-Broadway, it will run a number of preview performances before paying audience members. These preview performances will allow the producers and the creative personnel the chance to see how certain material is received by the audience and to make changes, if necessary, prior to the opening of the show. Just prior or after a play or musical opens, the critics for newspapers, television, magazines and other media will see the play or musical and write their reviews. Usually, the first reviews for the play or musical appear in public on opening night or the morning after.

If a Broadway production has a favorable run in New York City, the producers will often endeavor to exploit their right to produce or license additional companies of the production. The most common additional exploitation would be the formation of a new company to conduct a touring production throughout North America. Touring companies typically are formed to produce musicals, since few dramatic productions can attract sufficient audiences on a nation-wide basis. In addition to North American touring companies, the producer also may produce or license sit-down companies in North American (e.g., an open-ended Chicago run of a particular production), and foreign productions if the producer has secured such rights.

The Production Company

We are a limited liability company formed in the State of Delaware on January 25, 2010, solely to produce and present the musical "Godspell" on Broadway and to exploit certain ancillary rights therein. We have a limited operating history and there has been no bankruptcy, receivership or similar proceeding, nor has there been any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business since our date of formation. We do not own any physical property.

We are located at the offices of our Managing Member, Davenport Theatrical Enterprises, Inc., 250 West 49TH Street, Suite #301, New York, NY 10019, telephone: 212 874-5348, Fax: 212 874-4664.

We intend to present the Broadway Production no earlier than August 1, 2010, and no later than December 31, 2011 and currently anticipate presenting the Broadway Production at a small Broadway theater such as The Circle in the Square Theater in New York City which seats approximately 700 persons or the Booth Theater in New York City which seats approximately 766 persons. However, we have no agreement with any theater. There is no assurance that the theaters that seem best suited for the Broadway Production will be available when we are prepared to proceed with the Broadway Production, and even if one or more such theaters is available, there is no assurance that we will be able to agree on terms.

We are managed by the Managing Member, and the Managing Member will have sole and complete control over the financial management and business affairs of the Company. The Company has no board of directors or management committee, and Investors will have no input regarding our operations. The Managing Member is solely managed and controlled by Kenneth A. Hasija. *See*, *Management*. We have no equity compensation plans.

Our business plans with regard to the production and marketing of the Broadway Production are set forth above in the section entitled *Management's Discussion of Financial Condition and Results of Operations*. We will be fully capitalized upon the receipt of investments from Investors totaling $5,000,000 (or such lesser amount as the Managing Member determines is sufficient to produce the Broadway Production, but in no event less than $3,750,000).

Investors in the Company will be those persons who invest in the Company in accordance with the terms of this offering by purchasing Units. If the Managing Member purchases Units, then with respect to such investment, the Managing Member also will be deemed to be an Investor.

The Managing Member

Davenport Theatrical Enterprises, Inc. will be the Managing Member of the Company and the producer of the Broadway Production. The sole officer, director and employee of the Managing Member is Kenneth A. Hasija. See, *Management*.

Bookwriter

The book of the Musical was written by John-Michael Telebak who also directed the initial New York productions at La MaMa Experimental Theatre Club, the Cherry Lane Theatre, the Promenade Theatre, and on Broadway. He co-wrote with David Greene the 1973 film version of *Godspell*. Mr. Tebelak died on April 2, 1985, at age 35.

Composer/Lyricist

In 1971, Stephen Schwartz wrote the music and new lyrics for the Musical, for which he won several awards, including two Grammys. Among his additional credits are the following: in collaboration with Leonard Bernstein, he wrote the English texts for Bernstein's *Mass*, and he wrote the music and lyrics for *Pippin* and *The Magic Show*. Mr. Schwartz's most recent musical, *Wicked*, opened in the fall of 2003 and is currently running on Broadway and in several other productions around the United States and the world.

Production Contract

The Company has entered into a Production Contract with the Author (specifically, the loan-out company that holds the rights of the composer/lyricist Stephen Schwartz and the Tebelak Heirs Joint Venture, which holds the rights of the deceased bookwriter, John-Michael Tebelak).

Set forth in the table below is a summary of the payments to be made by the Company under the Production Contract:

Author Advance	$18,000 for the first 12 months; $18,000 for an optional second 12 month period.
Author Royalty	6% of gross weekly box office receipts(1)
Author's Minimum Weekly Guarantee	$6,000(2)
Author's Net Profits	5% of Net Profits(3)
Stephen Schwartz creative consultant post-recoupment minimum weekly guarantee	$1,000(4)

---

(1) Author's royalty increases to 8% of gross weekly box office receipts upon the Company's recoupment of 100% of its production expenses.

(2) Author's minimum weekly guarantee increases to $9,000 upon the Company's recoupment of 100% of its production expenses.

(3) Net Profits are payable to Author if and when the Company recoups 100% of its production expenses. The percentage to be paid to Author increases to 6.5% of Net Profits if the Company recoups 150% of its production expenses and increases further to 8% of Net Profits if the Company recoups 200% of its production expenses.

(4) This royalty will commence from and after the Company's recoupment of 100% of its production expenses and shall be equal to 2.22% of weekly profits, subject to a minimum weekly guarantee of $1,000.

The following is a narrative summary of the terms of the Production Contract:

Pursuant to the Production Contract, the Author will be entitled to a nonreturnable payment of Eighteen Thousand Dollars ($18,000) in consideration for which we will have a twelve (12) month option period within which to commence the Broadway Production. For an additional payment of Eighteen Thousand Dollars ($18,000) we will have an additional twelve (12) month option period within which to commence the Broadway Production. If we fail to commence paid public performances of the Broadway Production within the applicable option period, our right to produce the Musical will expire.

The Production Contract states that the Author is to receive a royalty of 6% of gross weekly box office receipts, rising to 8% of gross weekly box office receipts upon recoupment of 100% of Production Expenses. However, provided that all royalty participants (i.e., all parties entitled to share in gross weekly box office receipts other than star(s) and theatre), including the Managing Member with respect to its producer fee, agree to waive their right to a royalty based on gross weekly box office receipts and agree instead that their royalties shall be subject to a royalty formula, the Author has agreed to be paid pursuant to a royalty formula. We intend to require that all royalty participants agree to a royalty formula for the Broadway Production.

Pursuant to the royalty formula to be in effect for the Broadway Production, the Author will receive a minimum weekly guarantee of Six Thousand Dollars ($6,000) against 15.56% of weekly net operating profits ("*Weekly Profits*"), increasing at 100% Recoupment to a minimum weekly guarantee of Nine Thousand Dollars ($9,000) against 17.78% of Weekly Profits. We have also agreed to pay the Author five percent (5%) of Net Profits starting at 100% Recoupment, increasing to six and one-half percent (6.5%) of Net Profits following one hundred and fifty percent (150%) Recoupment, and further increasing to eight percent (8%) of Net Profits following two hundred percent (200%) Recoupment. If Net Profits are achieved, the payment of a share of Net Profits to the Author will reduce the amount of Adjusted Net Profits available to be shared by Investors and the Manager. *See, Risk Factor Number 6.*

Stephen Schwartz will serve as a creative consultant to the production (which position will not give him any management authority with respect to the Company). However, with respect to the Broadway Production, Mr. Schwartz will receive no royalty prior to recoupment. From and after recoupment, he will participate in a royalty formula pursuant to which he will receive a minimum weekly guarantee of One Thousand Dollars ($1,000), against 2.22% of Weekly Profits in consideration of his creative consulting services.

We will have the right to produce and exploit a cast album of the Broadway Production, provided that the terms of the applicable recording contract shall be subject to the Author's reasonable approval. The net proceeds in connection with such exploitation will be split sixty percent (60%) to the Author and forty percent (40%) to the Company. In addition, we will have merchandising rights in the Broadway Production, which we intend to license to a merchandise specialist. With respect to in-theater sales of merchandise, the Author is entitled to receive ten percent (10%) of the gross retail sales (less taxes), but not in excess of fifty percent (50%) of the Company's license fee from such sales. With respect to sales in other locations, the Author is entitled to receive fifty percent (50%) of the Company's license fee from such sales.

In addition to the right to produce and present the Broadway Production, we have secured the exclusive right to present one or more first class performances of the Musical in the United States and Canada, including touring performances. In addition, provided that we have presented the Broadway Production for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the official press opening), "vesting" will occur under the terms of the Production Contract, and we will have the right to acquire and exercise production rights in the British Isles, Australia and New Zealand (each, an "*Additional Territory*"), subject to certain terms and restrictions set forth in the Production Contract.

During the period that we are producing and presenting the Musical, the Author has agreed to refrain from authorizing first or second class commercial productions of the Musical in the United States or Canada, or in any Additional Territory.

Because the Broadway Production is a revival, we will have limited participation in the Author's subsidiary rights income, if any. If we "vest" as set forth above in the United States and Canada, we shall share in 25% of "Excess Stock and Amateur Subsidiary Rights Earnings" in the United States and Canada for a period commencing at such time as we achieve such vesting, and ending seven (7) years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada. If we have vested in any Additional Territory (i.e., we present the Musical for no less than ninety-six (96) paid public performances (including up to eight (8) previews plus the official press opening) in such Additional Territory), we shall share in 25% of such "Excess Stock and Amateur Subsidiary Rights Earnings" in such applicable Additional Territory for a period commencing on the date we vest in each such applicable Additional Territory, and ending seven (7) years following the close of the last company of the Musical produced, leased or licensed by us in each such applicable Additional Territory. Further, if we vest as set forth above in the United States and Canada, then with respect to any foreign territories where we do not present the Musical, we shall share in 15% of the "Excess Stock and Amateur Subsidiary Rights Earnings" in each such applicable foreign territory for a period commencing on the date we achieve vesting in the United States and Canada, and ending seven (7) years thereafter.

As defined in the Production Contract, "Excess Stock and Amateur Subsidiary Rights Income" shall be determined as follows: all stock and amateur rights earnings in the applicable territory, net of customary agents' commissions ("*Agents' Commissions*") during the five (5) years prior to the official press opening of the Broadway Production by the Company (or the initial commercial production with respect to the applicable Additional Territory) shall be averaged to reach an average annual figure (the "*Annual Average*"). Thereafter, the amount by which annual stock and amateur rights earnings for the applicable territory, net of Agents' Commissions, exceed the Annual Average shall be deemed Excess Stock and Amateur Subsidiary Rights Income.

Theater

We intend to present the Broadway Production in a small Broadway theater with a seating capacity of between 675 and 1,100. However, we have made no agreement to date with a theater owner for a theater license, and there can be no assurance that a theater of the sort we would prefer will be available when we are ready to commence the Broadway Production. Nor can there be any assurance that if any such theater is then available, we will be able to negotiate favorable terms given the high level of competition among Broadway producers that currently exists for the limited number of Broadway theaters. A typical Broadway theater license agreement will provide that the theater owner receives a fixed weekly payment, a percentage of gross weekly box office receipts, and reimbursement of expenses associated with the operation of the theater (including, without limitation, salaries of box office personnel, ushers, stage hands and musicians). The theater license will allow us to remain in occupancy and to continue to present the Broadway Production for as long as we elect; provided, however, that if ticket sales fall off and we do not elect to close our production, the typical Broadway theater license will give the theater owner the right to evict us if ticket sales fall below a specific threshold set forth in the license agreement for a period of two consecutive weeks.

Other Personnel

We intend to enter into contracts with the director, choreographer, designers and other personnel. No such contracts have yet been entered into, and there is no assurance that we will be able to secure the services of those whom we would most like to work with or that such persons, if available, will agree to terms we find acceptable.

The General Manager

We have retained the services of Charlotte Wilcox Company L.L.C. (the "*General Manager*") to provide customary general management services for the Broadway Production. Such services typically include, without limitation, the preparation of production and operating budgets, negotiating contracts for goods and services utilized in connection with the production, supervising and managing the production company's accounts, including, without limitation, payroll, and other services related to the business affairs of the production company. In connection with their services, general managers typically are given authority by the producer to enter into contracts on behalf of the production company. However, such authority applies to contracts that have been pre-approved by the producer. In no event will the General Manager be considered an officer of the Company, and our Managing Member will retain ultimate authority with respect to our operations. The General Manager has served as general manager for many Broadway productions including, without limitation, recent revivals of *West Side Story* and *Grease*, and other productions such as *The Drowsy Chaperone*, *The Wedding Singer* and *Dirty Rotten Scoundrels*.

Compensation of Managing Member, General Manager, Theater, and Creative Personnel

Compensation of the Managing Member

Compensation as Producer

The Managing Member is the producer of the Broadway Production. As compensation for its services it is expected that the Managing Member will receive a production fee of $20,000 which shall be paid as follows: $5,000 on the first day of rehearsals, $5,000 on the first paid public performance and $10,000 on the official opening of the Broadway Production. In addition, the Managing Member will be entitled to ongoing compensation as follows: a producer's management fee or royalty equal to up to 3% of gross weekly box office receipts for each week that the Musical is presented (but subject to the same royalty formula that will apply to the Author and which will be in effect for the Broadway Production) and a weekly executive producer fee of $1,000. In consideration for providing office facilities for the Company, it is expected that the Managing Member also will be entitled to a weekly cash office charge of $2,000 beginning two weeks prior to the commencement of rehearsals of the Broadway Production and continuing until two weeks after its close. The office facilities of the Managing Member will not be used exclusively for the business of the Broadway Production.

Share of the Adjusted Net Profits

The Managing Member will be entitled to receive 50% of our Adjusted Net Profits. The other 50% will be allocated to Investors pro rata in accordance with their ownership of Units. The Managing Member reserves the right to accord others, including, without limitation, certain Investors, a share of its Adjusted Net Profits (or other financial entitlements).

Reimbursement or Conversion of Advances into Units

If the Managing Member advances any offering or production expenses to the Company, it will be entitled to be reimbursed. If, however, the Managing Member declines to be reimbursed then any sums advanced by it to the Company will be converted into Units, at $100 per Unit, in which event the Managing Member will become an Investor to the extent thereof.

Compensation for Additional Services

It is anticipated that the Managing Member will provide marketing and internet marketing services to the Company. Such services are not customarily performed by Broadway producers. Instead, third parties usually are engaged to perform such services. The Managing Member has experience providing such services, and will provide such services to the Company for a fee comparable to the fee that would be charged by a third party service provider. It is anticipated that the Managing Member will receive a fee of up to $12,000 plus a weekly payment of $1,200 for marketing services and a fee of up to $15,000 plus a weekly payment of $1,500 for internet marketing services.

Compensation of Bookwriter and Composer/Lyricist

See discussion under *Production Contract* above.

Compensation of Director

We have engaged Daniel Goldstein as director for the Broadway Production (the "Director") under an agreement that provides that he will receive the minimum fee and advance set forth in the Broadway League and the Stage Directors and Choreographers Society Collective Bargaining Agreement at the time the Broadway Production starts rehearsals, currently, Twenty Four Thousand Nine Hundred and Fifteen Dollars ($24,915) and Thirty Seven Thousand Three Hundred and Sixty Five Dollars ($37,365), respectively. As a royalty, the Director will receive a minimum weekly guarantee of One Thousand Five Hundred Dollars ($1,500) against 2.5% of weekly operating profits, increasing at 100% Recoupment to a minimum weekly guarantee of Two Thousand Two Hundred and Fifty Dollars ($2,250) against 4% of weekly operating profits.

Compensation of the Cast

The cast has not yet been selected for the Broadway Production. As is typical for Broadway production companies, we intend to enter into contracts with performers on at least the minimum terms approved by Actors' Equity Association, although nothing would prohibit us from agreeing to terms with certain members of the cast which are above such minimum terms. If we cast "stars" in any of the lead roles, such stars may receive in addition to guaranteed compensation, a percentage of gross weekly box office receipts above certain levels and perhaps even a share of our Net Profits.

Compensation of Other Personnel

The Company also plans to hire other personnel, including among others a choreographer, an orchestrator and musical director, as well as scenic, lighting, costume, and sound designers. All will receive basic compensation in accordance with applicable guild or union standards. Certain of such persons are likely to negotiate amounts in excess of such standards. Stage hands will be engaged by the theater, and we will reimburse the theater for all such costs, and the same procedure will be followed in connection with the engagement of musicians.

The foregoing is not a complete list of all of the personnel who will be engaged by us. In all circumstances, we intend to enter into agreements with such personnel on standard terms for the industry, taking into account the caliber of the particular persons involved.

Compensation of General Manager

The Company and the General Manager have entered into an agreement that provides that in exchange for the General Manager's services in connection with the Broadway Production, the General Manager will receive a fee of Forty Thousand Dollars ($40,000), a weekly fee of Three Thousand Five Hundred Dollars ($3,500), a weekly cash office charge of $500, and 1% of Net Profits.

Gross Participants and Net Participants

We reserve the right to enter into contracts providing for payment of percentages of gross weekly box office receipts or Net Profits to stars or others. Any increase in the amount of gross weekly box office receipts will increase the amount of time the Broadway Production will have to run for Investors to recoup their investments, and any compensation consisting of a share of Net Profits will reduce the Adjusted Net Profits available to Investors.

Royalty Formula

As discussed above, a royalty formula will be in effect for the Broadway Production. As a result, and for the purpose of accelerating Investor Recoupment (the point at which Investors have received distributions equal to their investments in the Company), the royalty participants will receive a share of Weekly Profits instead of a percentage of gross weekly box office receipts. The terms applicable to the Author, the largest royalty recipient, are described above in *Production Contract*, and the terms applicable to the director are described above in *Compensation of Director*. Because agreements have not been reached with other royalty participants such as the choreographer and certain designers, we cannot know for certain what percentage of operating profits will be assigned to the royalty pool prior to Recoupment, with some increase to follow post-Recoupment.

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT

Managers, executive officers, promoters and control persons

Kenneth A. Hasija, age 38, is the sole owner, officer and director of our Managing Member. Neither we, nor our Managing Member has other executive officers or key employees. Set forth below is biographical information with respect to Kenneth A. Hasija.

Biography

For the past five years, Kenneth A. Hasija, through the Managing Member, has been best known for producing Off-Broadway productions. He is professionally known as Ken Davenport and was the only independent producer to have three shows running simultaneously Off-Broadway: *Altar Boyz*, *The Awesome 80s Prom* and *My First Time*. While neither the Managing Member nor Kenneth A. Hasija has been lead producer for a Broadway production, the Managing Member has served as a co-producer on the following Broadway productions, providing financial support and advice (but not in a decision making capacity): *13*, *Speed-The-Plow*, Will Ferrell's *You're Welcome America*, *Blithe Spirit* with Angela Lansbury; and most recently *Oleanna* with Bill Pullman and Julia Stiles. In addition to *Godspell*, Kenneth A. Hasija is planning a revival of Aaron Sorkin's *A Few Good Men* for Broadway and adapting the novel and film *Somewhere in Time* into a musical. Kenneth A. Hasija was also featured in Crain's 40 under 40.

Within the past five years, the Managing Member produced and presented the following productions: *Altar Boyz* (Off-Broadway and on tour), *My First Time* and *The Awesome 80s Prom*. The following table sets forth the opening and closing dates for each of those shows and the other shows on which the Managing Member has served as co-producer but not as a lead producer, as well as the return to investors for each dollar invested in each such show:

Title of Show	Opening Date	Closing Date	Return on $1.00 Investment	Production Entity
Altar Boyz (Detroit)	September 8, 2005	December 18, 2005	$0.346	Altar Boyz Motown, LLC
Altar Boyz (NYC)	March 1, 2005	January 10, 2010	$1.3050	Altar Boyz Limited Partnership
Altar Boyz Tour	October 10, 2006	May 13, 2007	$1.1678	The Altar Boyz on the Road Limited Partnership
My First Time	July 26, 2007	January 22, 2010	$1.4130	My First Limited Partnership
The Awesome 80s Prom	September 10, 2004	Still running	$4.0750	The Awesome 80s Limited Partnership
13	October 5, 2008	January 4, 2009	$0.0300	13 NY LLC
Blithe Spirit	March 15, 2009	July 19, 2009	$1.1490	Blithe Spirit NY LLC
Oleanna	October 11, 2009	December 6, 2009	$0.1000	Oleanna on Broadway LLC
Speed-the-Plow	October 23, 2008	February 22, 2009	$1.0904	Speed the Plow Company, LP
You're Welcome America	February 5, 2009	March 15, 2009	$1.3395	You're Welcome America, LP

The amounts shown are the aggregate distributions to investors, which included some or all of their initial capital contributions. For example, for each $1.00 invested, investors in Altar Boyz (NYC) received back their original $1.00 plus $.3050. However, investors in Altar Boyz (Detroit) received back only $.345 for each $1.00 invested, so they did not receive back their entire initial capital contribution.

There is no assurance that Investors will receive any return from the Broadway Production.

Executive Compensation

Kenneth A. Hasija controls our Managing Member, and any compensation paid to him for providing services will be paid by the Managing Member out of any compensation paid to the Managing Member. Kenneth A. Hasija has not received any compensation for services he has provided to date in connection with the Broadway Production.

We have no other managers and officers.

Employment Agreements

We have no employment agreements with any executive officer or director.

Reimbursement of Managing Member

The Managing Member shall be reimbursed for expenses as set forth in *Compensation of the Managing Member*.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Units as of September 30, 2010 by (i) by each person who is known by us to own beneficially more than 5% of our membership interests, (ii) by each of the named executive officers and (iii) by all our managers and executive officers as a group. On such date, we had one Unit outstanding.

Name and Address of Beneficial Owner	Units Beneficially Owned before offering	Units Beneficially Owned after offering	Percent of Class Beneficially Owned
Davenport Theatrical Enterprises, Inc.(1)(2)(4) 250 West 49th St., Suite #301, NY, NY 10019	1 Unit	(5)	Currently, 100%
Kenneth A. Hasija (3)	I Unit	(5)	Currently 100%
All Current Executive Officers and Managers as a group (one person)	1 Unit	(5)	Currently, 100%

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(1) Davenport Theatrical Enterprises, Inc. ("*Davenport*") is the Managing Member of the Company and in its capacity as the Managing Member is entitled to fifty percent (50%) of the Adjusted Net Profits of the Company pursuant to the terms of the Operating Agreement, which entitlement is unrelated to the Managing Member's ownership interest of one Unit.

(2) Davenport may acquire Units in the offering either through the conversion of outstanding expenses advanced by Davenport at $100 per Unit or through the purchase in cash of Units at $100 per Unit.

(3) Kenneth A. Hasija (p/k/a Ken Davenport) is the director and sole beneficial owner of Davenport Theatrical Enterprises, Inc.

(4) Indicates officer.

(5) It is not known at this stage if Davenport or Kenneth Hasija will acquire any Units beyond that currently beneficially owned by them.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Managing Member, have other relationships that may create disincentives to act in the best interests of the Company and its Investors. The Managing Member has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

In evaluating these conflicts of interest, prospective investors should be aware that the Managing Member has a responsibility to Investors to exercise good faith and fairness in all dealings affecting the Company. The Managing Member is accountable to the Company as a fiduciary and consequently must exercise integrity in handling the Company's affairs. Investors may have the right, subject to procedural and jurisdictional requirements, to bring legal actions to enforce their rights under federal securities laws; and may be able to recover such losses from the Managing Member if such losses resulted from the Managing Member's violation of the anti-fraud provisions of the federal securities laws. Since the foregoing involves a rapidly developing and changing area of the law, Investors who at any time believe that the Managing Member has breached its fiduciary duty should consult with their own counsel. The Operating Agreement conforms to the Delaware limited liability company act with respect to the duties owed by the Managing Member to the Investors. No agreement or other arrangement shall permit the Managing Member to contract away its fiduciary obligation to Investors.

Relationship of Managing Member and Producer

The Managing Member and producer are the same entity. It may be in the Managing Member's interest as the producer to continue to present the Broadway Production, when it may be in the interest of Investors for the run of the Broadway Production to be terminated. This risk is heightened by the Managing Member's anticipated entitlement to weekly fixed and variable fees.

Compensation of Managing Member and Producer

- As compensation for its services as producer it is expected that the Managing Member will receive a production fee of $20,000 which shall be paid as follows: $5,000 on the first day of rehearsals, $5,000 on the first paid public performance and $10,000 on the official opening of the Broadway Production.

- In addition, the Managing Member will be entitled to ongoing compensation as follows: a producer's management fee or royalty equal to up to 3% of gross weekly box office receipts for each week that the Musical is presented (but subject to the same royalty formula that will apply to the Author and which will be in effect for the Broadway Production) and a weekly executive producer fee of $1,000.

- In consideration for providing office facilities for the Company, it is expected that the Managing Member also will be entitled to a weekly cash office charge of $2,000 beginning two weeks prior to the commencement of rehearsals of the Broadway Production and continuing until two weeks after its close. The office facilities of the Managing Member will not be used exclusively for the business of the Broadway Production.

- The Managing Member will also be entitled to receive 50% of our Adjusted Net Profits, reduced by the amount to which the front money investor is entitled. If the Managing Member advances any offering or production expenses to the Company, it will be entitled to be reimbursed. If, however, the Managing Member declines to be reimbursed then any sums advanced by it to the Company will be converted into Units, at $100 per Unit, in which event the Managing Member will become an Investor to the extent thereof. The Managing Member had advanced $108,697 as of September 30, 2010.

- It is anticipated that the Managing Member will provide marketing and internet marketing services to the Company for a fee comparable to the fee that would be charged by a third party service provider. It is anticipated that the Managing Member will receive a fee of up to $12,000 plus a weekly of $1,200 for marketing services and a fee of up to $15,000 plus a weekly of $1,500 for internet marketing services. Our agreements and arrangements with the Managing Member are not the result of arm's length negotiations, however we believe that they are on terms consistent with what is typical in the theatrical industry.

Competition by the Company for Management Services

The obligations of the Managing Member to the Company are not exclusive. The Managing Member and its principal are involved in other theatrical and entertainment-related projects as well as in other business activities. Liabilities incurred and commitments undertaken by the Managing Member with respect to projects other than our business could adversely affect its ability to manage the Company. Moreover, the Managing Member is expected to engage in the production of other theatrical productions for its own account, and for others, during the term of the Company. Such activities could be seen as competing with the Company and as potential conflicts of interest.

Lack of Separate Representation

The Company and the Managing Member are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Managing Member and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent Investors, and no other counsel or professionals have been retained to represent the interests of Investors.

DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of Units will have the rights and be subject to the obligations described in the Company's Operating Agreement, a copy of which is attached as an exhibit hereto.

The Units will not provide the holder with any right to vote on the actions of the Company, except to replace the Managing Member in the event of its bankruptcy, dissolution or resignation. The Units grant the holder the right to receive distributions as set forth in the Operating Agreement. *See, Distributions*.

The Units may not be transferred without the consent of the Managing Member, which it may grant or withhold in its discretion. Consent may be conditioned on the transferring Investor complying with such conditions as may be prescribed by the Managing Member.

Operating Agreement

The rights and obligations of the Managing Member and the Investors will be governed by the Company's certificate of formation and the Operating Agreement. The following sections summarize the material provisions of the Operating Agreement. This outline is not definitive, and potential investors are advised to read and have their advisors read the Operating Agreement in its entirety. It is annexed to, and forms a part of, this Offering Circular.

Distributions

See, Distributions.

Powers of Managing Member

The Managing Member has full, exclusive and complete authority and discretion over the business of the Company. Investors have no right or power to take part in the management of, or to bind the Company, except as otherwise provided by law.

Liability of Investors

Investors will not be personally liable for any debts, obligations or losses of the Company beyond the amount of such Investor's investment and share of the undistributed Adjusted Net Profits, and a potential obligation to return distributions in certain limited circumstances. *See, Distributions.*

Restrictions on the Transfer of Units

Investors will not be able to sell or transfer any of their Units unless the Managing Member approves such sale or transfer, which it may or may not do so in its sole discretion. As a pre-condition to any transfer, counsel to the Company will need to determine that such sale or transfer is permissible and does not violate any applicable law, rule or regulation.

Allocation of Net Income and Net Losses

We will make allocations as determined by our accountants for federal income tax purposes consistent with the economic interests reflected in the distribution provisions as described above in *Distributions*. Generally, such allocations will be as follows: Net Income will be allocated 50% to the Managing Member and 50% to the Investors, and Net Losses will be allocated to the Investors; provided, however, that if the Managing member has previously been allocated Net Income, the Managing Member will share in the Net Losses to the extent of the previously allocated Net Income. All allocations to Investors will be made in proportion to the amount invested by each.

Voting Rights

The right of Investors to vote on Company matters is extremely limited. If the Managing Member resigns, dissolves or files for bankruptcy, then the Investors shall have the right to vote on whether to continue the business of the Company and designate a substitute Managing Member. The vote of a majority in interest of the Investors will be required to approve the continuation of the Company. Each Investor's interest in the Company will be equal to the number of Units held by such Investor, thus, a majority in interest of the Investors will mean the vote of Investors holding more than half of all outstanding Units. Other than the right to vote described above, it is not anticipated that there will be any meeting of Investors or matters on which a vote of the Investors will be required. Members shall not have appraisal or dissenters' rights. Members shall not be permitted to remove the Managing Member and shall only have the right to replace the Managing Member in the unlikely event that the Managing Member resigns, dissolves or enters into bankruptcy. Members shall not have the ability to compel dissolution or liquidation of the Company.

Amendments

The Managing Member (or a third party designated by the Managing Member) has exclusive authority to make, execute, sign, acknowledge and file (a) any amendment to the Certificate of Formation of the Company required by law or required to reflect any amendment to the Company's operating agreement, (b) all papers which may be required to effect or reflect the dissolution and liquidation of the Company after its termination, and (c) all such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the states of Delaware, New York or any other state in which the Company may do business, or any political subdivision or agency thereof, (ii) to effectuate, implement and continue the valid and subsisting existence of the Company, or (iii) to carry out and perfect any action pursuant to the Company's operating agreement. The Managing does not, however, have any rights, power or authority to amend or modify the Company's operating agreement when acting pursuant to the powers conferred by this paragraph.

Books and Records

If an Investor provides a written request to the Managing Member setting forth a good cause relating to the business of the Company and such Investor's investment therein, such Investor, or its financial representative, may examine the Company's books and records during normal business hours of the Company, however, no Investor will be permitted access to the names and addresses of other Investors absent demonstration of a compelling need for such information directly related to the requesting Investor's investment in the Company.

Liability of the Managing Member

The Managing Manager or its affiliates will not be liable to the Investors or the Company (i) for its failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company; provided, however, the following conditions are met: (x) the Managing Member or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Managing Member or its affiliates, as applicable, was acting on behalf of or performing services for the Company, and (z) such liability or loss was not the result of negligence or misconduct by the Managing Member or its affiliates, as applicable.

Indemnification of the Managing Member

The Company (but not the Investors personally) indemnifies and holds harmless the Managing Member and its affiliates, from any claim, loss, expense, liability, action or damage resulting from any act or omission in the conduct of the business of the Company provided that the following conditions are met: (a) the Managing Member or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (b) the Managing Member or its affiliates, as applicable, was acting on behalf of or performing services for the Company, (c) such liability or loss was not the result of negligence or misconduct by the Managing Member or its affiliates, as applicable, and (d) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to limitations described below with respect to the advancement of Company funds, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Managing Member in defense or prosecution of any action relating to such act or omission).

Notwithstanding anything to the contrary contained in the foregoing paragraph the Managing Member, its affiliates and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (a) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (b) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (c) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

The Company may not incur the cost of that portion of liability insurance which insures the Managing Member or its affiliates for any liability as to which the Managing Member or its affiliates, as applicable, is prohibited from being indemnified under this section.

The advancement of Company funds to a Managing Member or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (a) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (b) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (c) the Managing Member or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted pursuant to the Operating Agreement, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Abandonment, Termination and Liquidation

Abandonment of Production. The Managing Member at any time may abandon all further Company activities for any reason. At such point it shall so notify each of the Investors and the Company shall be terminated on such date as the Managing Member may designate. As of the date so fixed, the term of the Company shall end and the Managing Member shall liquidate the Company assets.

Termination. The term of the Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed or otherwise terminated, and all financial affairs relating thereto have been settled; or (b) the resignation, dissolution or bankruptcy of the Managing Member, unless Investors holding a majority of the Units determine within thirty (30) days after such event to continue the business of the Company and, in such event, the Investors shall designate a substitute managing member who has agreed in writing to serve in such capacity. Upon any termination, the Managing Member will liquidate the affairs of the Company.

Liquidation of Company Assets. Where the Company is terminated or the activities of the Company are abandoned, the assets of the Company will be liquidated as promptly as possible and any cash proceeds shall be applied as follows, and in the following order of priority:

- to the payment of all debts, taxes, obligations and liabilities of the Company and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet same, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as hereinafter provided.

- to the repayment of the cash contributed, or deemed to have been contributed, by the Investors (if any shall then remain unpaid), said Investors sharing each such repayment proportionately to their respective investments; provided, however, that no amount shall be distributed to any Investors in excess of the balance of such Investor's capital account.

- the surplus, if any, of the said assets then remaining shall be divided among all the Investors and the Managing Member in proportion to the balance of their capital accounts.

In liquidating the assets of the Company, all physical assets of a saleable value shall be sold at such price and terms as the Managing Member, in good faith, deems fair and equitable. We may also sell our entitlement to Excess Subsidiary Rights Income. Any Investor or the Managing Member, or any company, corporation or other firm in which it, or any of them, are in any way interested, may purchase said assets at such sale. Only physical assets need be sold.

Right of Company to Procure Additional Funds

If Production Expenses are higher than projected, or if the Company is operating unprofitably, we have the right to take in additional funds in the form of loans, if available. Any such loans will be on such terms, and will bear such interest, as may be negotiated. However, (i) if a lender becomes entitled to receive a share of Adjusted Net Profits, that will be paid entirely out of the Managing Member's share of Adjusted Net Profits, and (ii) no interest will be charged on any loan made by the Managing Member or its affiliates to fund additional Production Expenses (it being understood that, in no event will the Managing Member have any obligation to make loans to the Company). When loans are outstanding, they will be entitled to be repaid in full (with interest if applicable), before distributions are made to Investors or to the Managing Member. *See, Risk Factor Number 4.*

Reports to Investors

The Company will provide each Investor with periodic financial reports and with an annual Schedule K-1 that will show the Investor's share of our income (or losses), deductions and credits. Such share will be determined in accordance with applicable tax accounting principles as set forth in the Operating Agreement. We expect to provide these reports to our Investors electronically.

TAX CONSIDERATIONS

The following discussion of income tax considerations is based on the relevant provisions of the Internal Revenue Code of 1986, as amended (the "*Code*"), Treasury Department regulations ("*Regulations*"), and current judicial and administrative decisions through the date of this Offering Circular. It is the opinion of Preti Flaherty Beliveau & Pachios, LLP that this discussion accurately describes the material tax consequences affecting individual citizens and residents of the United States who become Investors in the Company. No ruling from the Internal Revenue Service ("*IRS*") as to the tax treatment affecting Investors has been sought. Please be aware that Preti Flaherty Beliveau & Pachios, LLP has served as special tax counsel to the Company and does not represent the individual members of the Company. No assurance can be given that legislation or judicial or administrative changes will not modify this section in the future. Because it is impractical to comment on all aspects of federal, state, and local tax laws which may affect the tax consequences of participating in the Company, each prospective Investor should satisfy himself as to the income and other tax consequences of this investment by obtaining advice from his own tax counsel or adviser. The following tax matters, however, are of particular significance:

Tax Status of Company; Investors Liable for Taxes on Company Income

The Godspell LLC is a limited liability company organized under the limited liability company laws of the state of Delaware, specifically Chapter 18, Title 6 of the Delaware Code (the "*LLC Act*"). Under the Code, the Company will be treated as a partnership for federal income tax purposes unless and until an election is made for the Company to be taxable as a corporation. No such election has been made, and it is not anticipated that any such election will be made. So long as the Company is classified as a "partnership" for federal income tax purposes, each item of income, gain, deduction, credit and loss will "flow through" the Company to the Investors in effectively the same fashion as if the Investors had incurred such income, gain, deductions, credits and losses directly. Consequently, each Investor will be required to include on his/her tax return his/her share of income, gains, deductions, credits, and losses of the Company. The Company's failure to make cash distributions, either completely or in an amount sufficient to satisfy the tax liability associated with such share of income and gains, does not affect the Investor's liability for taxes, and each Investor will be required to include his/her full share of income or gain from the Company in taxable income regardless of whether any cash distributions are made. In this regard, it is noted that the Operating Agreement allows the Manager to establish a reserve. The establishment of a reserve will not reduce our taxable income, and Investors will be subject to tax on any profits used to fund such reserve.

No Material Tax Benefits Are Present

Investment in the Units is not anticipated to result in any material federal or state tax benefits for any Investor. As to Investors, the Company's activities in all likelihood will be classified as "passive activities." Under the passive loss provisions of the Code, losses from passive activities may not be used to offset other income of a taxpayer such as salary, interest, dividends and active business income, although such losses may be applied against passive income of the taxpayer from other sources. Disallowed losses from an activity are allowed in full when the taxpayer disposes of his entire interest in the activity in a taxable transaction. The limitation on passive activity losses applies to individuals, estates, trusts, closely held Subchapter C corporations and personal service corporations. As a result, Investors described in the preceding sentence will not be able to deduct their share of any losses incurred by the Company as they arise (unless they have passive activity income against which to offset the losses). Such losses will, instead, be "suspended" until such time as the Investor disposes of his entire interest. Since there is not expected to be any market for Units, there may not be a disposition for these purposes until the Company is liquidated. Moreover, because the Company does not anticipate incurring a substantial amount of debt, any losses that are realized will likely represent an actual loss of capital invested by the Investors.

Investors Will Be Subject to Tax in New York

Because our business is being conducted in New York, New York has the power to tax any income that we do generate. As discussed above, that income will flow through to the Investors. The income will maintain its character as New York source income as regards the Investors, and Investors will therefore be subject to New York income taxation even if they are residents of another state. Under New York law, we will be required to make estimated New York income tax payments in respect of most nonresident Investors if the liability exceeds a minimum amount established by law (currently $300). Any such estimated payments will be charged against distributions otherwise due to Investors in respect of whom such payments were made and as such will reduce the amount otherwise distributable to such Investors. Further, the making of such payments does not relieve nonresident Investors of filing a New York income tax return for the relevant year, but such payments are allowable as a credit against the taxes due under such returns. An Investor's state of residence may or may not allow a credit for all or a portion of the taxes paid to New York.

PLAN OF DISTRIBUTION

There is no current market for our Units

There is currently no market for our Units, and it is not intended that there ever will be a market for Units.

The offering will be sold by our Managing Member

We are offering up to a total of 50,000 Units. The offering price is $100 per Unit and the minimum required investment is $1,000. The offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (i) April 23, 2011, unless such date is extended by amendment, but in no event will it be extended beyond the Offering Deadline, (ii) the first paid public performance of Broadway Production, or (iii) the sale of maximum number of Units being offered in this offering.

The Units are being offered by us on a "best efforts minimum/maximum" basis and there can be no assurance that all or any of the Units offered will be subscribed for. If less than the maximum proceeds are available to us, our development and prospects could be adversely affected. *See, Risk Factor Number 15.* We need to sell at least 37,500 Units ($3,750,000) in order to close this offering.

No one has committed to purchase any of the Units offered. Therefore, we may sell only a nominal amount of Units and return the funds received, or sell only the minimum number of Units required for the offering to close, in which case our ability to execute our business plan might be negatively impacted. We reserve the right to withdraw or cancel this offering and to accept or reject any subscription in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Once the Minimum Offering is subscribed for, we may continue to accept subscriptions but not in excess of the Maximum Offering or beyond the first paid public performance of the Broadway Production.

We will sell the Units in this offering through our Managing Member. Kenneth A. Hasija, acting on behalf of the Managing Member, plans to reach potential investors through personal contacts, the internet, and word of mouth. Mr. Hasija is not a registered broker-dealer and the Company believes he is exempt from registration in reliance upon the safe harbor of Rule 3a4-1 of the Exchange Act.

The basis of the analysis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:

(a) Mr. Hasija is not currently nor will he be subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act at the time of his participation in the offering;

(b) Mr. Hasija is not receiving commissions or other remuneration in connection with his participation in this offering based either directly or indirectly on transactions in securities. Through the Managing Member, Mr. Hasija is currently performing and will continue to perform substantial duties for the Company as producer of the Broadway Production. Any compensation to the Managing Member is being made solely in consideration for producer services and services related to the marketing of the sale of tickets for the Broadway Production;

(c) Mr. Hasija is not currently and will not be an associated person of a broker or dealer; and

(d) Mr. Hasija will meet the conditions of Rule 3a4-1(4)(iii) by virtue of his participation in passive sales activities only. The Company intends to advertise its security offering principally through its website and on Mr. Hasija's personal blog. The content of these communications will be approved by the Managing Member of the Company. On no account will Mr. Hasija initiate contact with prospective investors through oral solicitation including "cold calling". In responding to inquiries of prospective investors initiated by the prospective investor, the content of such responses will be limited to the information contained in the offering statement in Form 1-A.

The Managing Member will receive no commission from the sale of the Units.

We have no intention of inviting broker-dealer participation in this offering.

Kenneth A. Hasija's address is 250 West 49th Street, Suite 301, New Yòrk, NY 10019.

Procedures for Subscribing

Any prospective investor who decides to subscribe for Units must complete a subscription package, including a Subscription Agreement, and deliver a check for acceptance or rejection. The minimum investment amount is $1,000 (i.e., 10 Units). All checks for subscriptions must be made payable to "The Godspell (New York) LLC"

All cash contributions shall be deposited in a special bank account at J.P. Morgan Chase, 270 Park Avenue, 41st Floor, New York, NY 10017, and shall not be used by us prior to the receipt of the Minimum Offering. However, the Company does not currently have a trust agreement or a trustee. The accumulated interest, if any, shall be an asset of the Company, and the Company shall have no obligation to pay such interest to the Investors. Once the Minimum Offering has been raised, we may use all the net proceeds of the offering as more fully described in the *Use of Proceeds* section. If we do not raise an amount equal to or over the Minimum Offering prior to the Offering Deadline, then all contributions will be promptly returned in full without interest.

The Units will not be certificated and the number of Units owned by each Investor shall be recorded in the Company's corporate records. No Units will actually be issued to an Investor until the Minimum Offering is achieved and no prospective investor shall be a member of the Company or an Investor unless and until the Minimum Offering is reached.

We anticipate that, at various levels of investment, which levels have not yet been determined, Investors will be provided with memorabilia in the form of merchandise from the Broadway Production, tickets to the show and billing in the program.

A purchaser of Units will become bound by the provisions of the Company's Operating Agreement and therefore will be subject to the rights and obligations under such agreement.

Right to Reject Subscriptions

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned by us to the subscriber, without interest or deductions.

Front Money Investors

As of the date of this Offering Circular, the Managing Member has received $85,000 in "front money" from a single investor to financially assist the Managing Member with pre-production expenses for the Broadway Production, including the expenses of this offering. If the Minimum Offering is achieved, the front money will be converted into an investment in Units. In recognition of the high risk associated with front money, the Managing Member agreed to provide the front money investor with an enhanced participation in Adjusted Net Profits. Such enhancement will come from the Managing Member's share of Adjusted Net Profits and will have no impact on Investors' shares of Adjusted Net Profits. Of course there can be no assurance that we will earn any Adjusted Net Profits. *See, Risk Factor Number 6.*

State Qualification and Suitability

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so.

We have qualified the offering only with the California, Connecticut, Georgia, Illinois, Massachusetts, Michigan, Minnesota, New Jersey and New York state securities regulatory bodies and plan to qualify the offering with such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from the registration requirements of the laws of those other states.

The Units are speculative, are subject to significant restrictions on transfer and involve a high degree of risk. Accordingly, the Units are suitable only as a long-term investment for persons who can afford to lose their entire investment. As a consequence, some states may require us to impose suitability standards applicable to investors from those states who wish to subscribe for Units in this offering. Such suitability standards may be in the form of recommendations or may be mandatory requirements. If the suitability standards are mandatory, we will require investors to execute a representation or supply evidence of compliance with the applicable standards. We reserve the right to reject any subscription for any reason, including if we determine that the Units are not a suitable investment for a particular investor.

California residents may not invest in this offering unless such resident meets the following suitability test:

> California residents who wish to purchase Units must have not less than (i) $60,000 liquid net worth (a net worth exclusive of home, home furnishings and automobile) plus $60,000 gross annual income, or (ii) $225,000 liquid net worth.

Michigan residents may not invest in this offering unless such resident meets the following suitability test:

> Michigan residents who wish to purchase Units must be "accredited investors" as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended,

and includes a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million (excluding the value of such person's primary residence), a natural person with income exceeding $200,000 in each of the two most recent years (or joint income with a spouse exceeding $300,000 for those years) and a reasonable expectation of the same income level in the current year, or any entity, all of the owners of which are themselves accredited investors.

Units will be sold only to California and Michigan residents that meet the requirements applicable to them. Even if a prospective investor represents that he or she meets the required suitability standards, we reserve the right to reject any portion or all of such subscription for any reason, including if we determine that the units are not a suitable investment for such prospective investor.

Subscription Agreement

Our subscription agreement, when signed and delivered by a prospective investor to us, will be an irrevocable offer by such prospective investor to purchase Units in the amount provided in the agreement. In the subscription agreement, each prospective investor will be required to make representations to us that such prospective investor has received a copy of this Offering Circular, and the appendices and any supplements to this Offering Circular; that the prospective investor understands the risks associated with an investment in the Units; that the prospective investor is purchasing Units for the purpose of investment and not for resale; that the prospective investor is aware that the Units are subject to significant restrictions on transfer; and that the prospective investor has had the opportunity to obtain advice of such prospective investor's legal counsel and accountants or other financial advisers with respect to the tax and other considerations relating to an investment in our Units.

In addition, the subscription agreement contains a statement that each prospective investor agrees to be bound by our Operating Agreement. The subscription agreement also requires information about the nature of the prospective investor's ownership, the prospective investor's residence, and the prospective investor's taxpayer identification or social security number. Subscription agreements are subject to approval and acceptance by us, and we reserve the right to reject any subscription in whole or in part for any reason in our sole discretion. Prospective investors should review the representations and other provisions of the subscription agreement carefully before signing it.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this offering, the Company or the Units and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

REFUND OFFER

We have offered to refund the subscriptions made by earlier subscribers in the Offering in order to ensure that the investment decision of persons who subscribe is based on the information contained in this Offering Circular and not otherwise. We have sent such persons a notice describing the terms of the refund offer and providing them the means to accept it.

We have taken this step for the following reason. During the period from August 8, 2010 through September 22, 2010, Mr. Hasija made certain statements in interviews that were published in articles or broadcasts by various media outlets. He made similar statements in emails that were widely distributed on August 8, 2010 and September 17, 2010. The statements referred to went beyond the information that was then included in this Offering Circular. In addition, during that period, our website provided links to certain of those articles, and we otherwise brought certain of those articles to the attention of potential investors. To the extent that gave the impression that we endorsed the statements made in those articles by persons other than Mr. Hasija, that was incorrect. We do not endorse any of those statements. Those articles and broadcasts presented statements relevant to the Offering in isolation and did not disclose many of the related risks and uncertainties described in this Offering Circular. This Offering Circular has been updated to include some of the relevant information, and we have retracted other statements. (*See Risk Factor 25 for further information.*) A prospective investor should make an investment decision only after reading this entire Offering Circular carefully.

Accordingly, we have offered to refund up to approximately $328,100 of subscriptions for 3,281 Units made by earlier subscribers who did not previously have the benefit of this updated Offering Circular. The refund offer will be open for 20 days from the date the notice was sent to them.

LEGAL MATTERS

Legal matters in connection with this offering have been and will be passed upon for the Managing Member and the Company by Franklin, Weinrib, Rudell & Vassallo, P.C., 488 Madison Avenue, New York, New York 10022. The firm of Franklin, Weinrib, Rudell & Vassallo, P.C. also represents the Managing Member and by investing in the Company, prospective investors consent to such representation.

All prospective investors are encouraged to consult their own legal advisors for advice in connection with this offering.

EXPERTS

The financial statements included in this Offering Circular have been audited by Berman & Company, P.A. to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

INDEX TO FINANCIAL STATEMENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheet as of January 31, 2010	F-2
Statement of Changes in Member's Equity for the Period from January 25, 2010 (inception) to January 31, 2010	F-3
Statement of Cash Flows for the Period from January 25, 2010 (inception) to January 31, 2010	F-4
Notes to Financial Statements	F-5
Balance Sheet as of September 30, 2010 (unaudited)	F-10
Statement of Operations for the Period from January 25, 2010 (Inception) to September 30, 2010 (unaudited)	F-11
Statement of Members' Deficit for the Period from January 25, 2010 (Inception) to September 30, 2010 (unaudited)	F-12
Statement of Cash Flows for the Period from January 25, 2010 (inception) to September 30, 2010 (unaudited)	F-13
Notes to Financial Statements	F-14



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of:
The Godspell LLC

We have audited the accompanying balance sheet of The Godspell LLC (a development stage company) as of January 31, 2010, and the related statements of changes in member's equity and cash flows for the period from January 25, 2010 (inception) to January 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Godspell LLC (a development stage company) as of January 31, 2010 and the results of its cash flows for the period from January 25, 2010 (inception) to January 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, there is substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to these matters is also described in Note 2.

Berman & Company, P.A.

Berman & Company, P.A.

Boca Raton, Florida
February 17, 2010

551 NW 77th Street Suite 107 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

The Godspell, LLC
(A Development Stage Company)
Balance Sheet
January 31, 2010

Assets

Total Current Assets	
Cash	$ 100
Total Assets	100

Member's Equity

Total Members' Equity	$ 100

The Godspell, LLC
(A Development Stage Company)
Statement of Changes in Members' Equity
For the Period from January 25, 2010 (Inception) to January 31, 2010

	Member's Equity
Issuance of member's unit to founder for cash	$ 100
Balance, January 31, 2010	**$ 100**

The Godspell, LLC
(A Development Stage Company)
Statement of Cash Flows
For the Period from January 25, 2010 (Inception) to January 31, 2010

CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of member unit	$ 100
Net Cash Provided By Financing Activities	100
Net Increase in Cash	$ 100
Cash - Beginning of Period	-
Cash - End of Period	$ 100
SUPPLEMENTARY CASH FLOW INFORMATION:	
Cash Paid During the Period for:	
Income Taxes	$ -
Interest	$ -

The Godspell LLC
Notes to Financial Statements
January 31, 2010

Note 1 Organization, Nature of Operations and Summary of Significant Accounting Policies

The Godspell LLC (the "Company") was formed in the State of Delaware on January 25, 2010 as a limited liability Company. The Company is seeking to raise capital to stage a live dramatic presentation of the show *Godspell* in a Broadway, New York theatre (the "Musical").

The Company's year end will be December 31.

Development Stage

The Company has yet to commence operations. The Company's financial statements are presented as those of a development stage enterprise. Activities during the development stage primarily include equity based financing and further implementation of the business plan. The Company has not generated any revenues since inception.

Risks and Uncertainties

The Company operates in an industry that is subject to intense competition and change in consumer demand. The Company's operations are subject to significant risk and uncertainties including financial and operational risks including the potential risk of business failure.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. At January 31, 2010, the Company had no cash equivalents.

The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its primary financial institution. The balance at times may exceed federally insured limits. At January 31, 2010, there were no balances that exceeded the federally insured limit.

The Godspell LLC
Notes to Financial Statements
January 31, 2010

Income Taxes

The Company elected to be taxed as a pass-through limited liability company under the Internal Revenue Code and was not subject to federal and state income taxes.

Recent accounting pronouncements

The Company adopted an accounting standard update regarding the determination of the useful life of intangible assets. As codified in ASC 350-30-35, this update amends the factors considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under intangibles accounting. It also requires a consistent approach between the useful life of a recognized intangible asset under prior business combination accounting and the period of expected cash flows used to measure the fair value of an asset under the new business combinations accounting (as currently codified under ASC 850). The update also requires enhanced disclosures when an intangible asset's expected future cash flows are affected by an entity's intent and/or ability to renew or extend the arrangement. The adoption did not have a material impact on the Company's financial statements.

The Company adopted a new accounting standard for subsequent events, as codified in ASC 855-10. The update modifies the names of the two types of subsequent events either as recognized subsequent events (previously referred to in practice as Type I subsequent events) or non-recognized subsequent events (previously referred to in practice as Type II subsequent events). In addition, the standard modifies the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statements are issued (for public entities) or available to be issued (for nonpublic entities). It also requires the disclosure of the date through which subsequent events have been evaluated. The update did not result in significant changes in the practice of subsequent event disclosures, and therefore the adoption did not have a material impact on the Company's financial statements.

The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, *Generally Accepted Accounting Principles – Overall* ("ASC 105-10"). ASC 105-10 establishes the *FASB Accounting Standards Codification* (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

The Company adopted FASB ASU No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820)* ("ASU 2009-05"). ASU 2009-05 provided amendments to ASC 820-10, *Fair Value Measurements and Disclosures – Overall,* for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. Adoption of ASU 2009-05 did not have a material impact on the Company's results of operations or financial condition.

Note 2 Going Concern

The Company intends to raise additional funds to finance its immediate and long-term operations through an exempt offering under Regulation A. The successful outcome of future financing activities cannot be determined at this time and there is no assurance that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results. The Company may need to incur additional liabilities with certain related parties to sustain the Company's existence.

The Company will require additional funding to finance the growth of its current and expected future operations as well as to achieve its strategic objectives. The Company believes its current available cash along with anticipated revenues may be insufficient to meet its cash needs for the near future. There can be no assurance that financing will be available in amounts or terms acceptable to the Company, if at all. These factors, among others, raise doubt about the Company's ability to continue operations.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 Fair Value

The Company has categorized its assets and liabilities recorded at fair value based upon the fair value hierarchy specified by GAAP.

The levels of fair value hierarchy are as follows:

- Level 1 inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

- Level 2 inputs utilize other-than-quoted prices that are observable, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs such as interest rates and yield curves that are observable at commonly quoted intervals; and

- Level 3 inputs are unobservable and are typically based on our own assumptions, including situations where there is little, if any, market activity.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the Company categorizes such financial asset or liability based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that are classified within the Level 3 category.

There were no instruments requiring a fair value classification at January 31, 2010.

Note 4 Front Money Investment

The Company's managing member, Davenport Enterprises, Inc. (the "Managing Member") entered into an agreement with a front money investor prior to the Company's formation (the "Front Money Agreement").

The Front Money Agreement provides that the front money investor advance to the Managing Member the sum of $85,000 to be used for pre-production and production activities relating to the Musical. The Front Money Agreement further provides that upon formation of the Company and its full capitalization, the front money investor shall become a member of the Company and that the front money investor's advance shall be considered a capital contribution to the Company in an amount equal to the advance. In exchange for providing the Managing Member with funds for the production, the Managing Member agreed to provide such front money investor with an enhanced participation in adjusted net profits of the Company from the Managing Member's share of adjusted net profits. If the Managing Member abandons production of the Musical then the Front Money Agreement provides that the only obligation of the Managing Member is to return to the front money investor the unused portion of the advance.

Note 5 Subsequent Events

The Company performed a review of subsequent events through February 17, 2010, the date the financial statements were issued, and concluded that events or transactions occurring during that period requiring recognition or disclosure were made.

The Godspell, LLC
(A Development Stage Company)
Balance Sheet
September 30, 2010
(Unaudited)

Assets

Current Assets	
Cash	$ 163,700
Total Current Assets	163,700
Other Assets	
Website development costs	-
Total Other Assets	-
Total Assets	**$ 163,700**

Liabilities and Members' Deficit

Current Liabilities	
Accounts payable and accrued expenses	$ 28,474
Loan payable - related party	108,697
Refundable subscriptions payable	248,600
Total Current Liabilities	385,771
Members' Equity	
Members' equity	100
Deficit accumulated during development stage	-
Total Members' Deficit	(222,071)
Total Liabilities and Members' Deficit	**$ 163,700**

See accompanying notes to financial statements

The Godspell, LLC
(A Development Stage Company)
Statement of Operations
From January 25, 2010 (Inception) to September 30, 2010
(Unaudited)

General and administrative expenses	$ 222,171
Net loss	$ (222,171)
Net loss per share - basic and diluted	**$ (22.22)**
Weighted average number of shares outstanding during the period - basic and diluted	**10,000**

See accompanying notes to financial statements

The Godspell, LLC
(A Development Stage Company)
Statement of Members' Deficit
From January 25, 2010 (Inception) to September 30, 2010

Issuance of member's unit to founder for cash	$ 100
Net loss for the period from January 25, 2010 (inception) to September 30, 2010	(222,171)
Balance - September 30, 2010	**$ (222,071)**

See accompanying notes to financial statements

The Godspell, LLC
(A Development Stage Company)
Statement of Cash Flows
From January 25, 2010 (Inception) to September 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(222,171)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accounts payable and accrued expenses		28,474
Net Cash Used In Operating Activities		(193,697)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash paid for website development costs		-
Net Cash Used in Investing Activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from loan payable - related party		108,697
Proceeds from refundable subscriptions payable		248,600
Proceeds from issuance of member unit		100
Net Cash Provided By Financing Activities		357,397
Net Increase in Cash	$	163,700
Cash - Beginning of Period		-
Cash - End of Period	$	163,700
SUPPLEMENTARY CASH FLOW INFORMATION:		
Cash Paid During the Period for:		
Income taxes	$	-
Interest	$	-

See accompanying notes to financial statements

The Godspell, LLC
(A Development Stage Company)
Notes to Financial Statements
September 30, 2010
(Unaudited)

Note 1 Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission for interim financial information

Certain information or footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted, pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation. The interim results for the period ended September 30, 2010 are not necessarily indicative of results for the full fiscal year.

Note 2 Organization, Nature of Operations and Summary of Significant Accounting Policies

The Godspell LLC ("The Company") was formed in the State of Delaware on January 25, 2010 as a limited liability Company. The Company is seeking to raise capital to stage a live dramatic presentation of the show *Godspell* in a Broadway, New York theatre. The Company has yet to commence operations.

The Company's year end will be December 31.

Development Stage

The Company's financial statements are presented as those of a development stage enterprise. Activities during the development stage primarily include equity based financing and further implementation of the business plan. The Company has not generated any material revenues since inception.

Risks and Uncertainties

The Company's operations are subject to significant risk and uncertainties including financial, operational, and regulatory risks including the potential risk of business failure.

Also see Note 2 regarding going concern matters.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at September 30, 2010.

The Company minimizes its credit risk associated with cash by periodically evaluating the credit quality of its financial institution. At September 30, 2010, the balance did not exceed the federally insured limit.

Recent Accounting Pronouncements

Effective upon inception, the Company adopted FASB ASU No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820)* ("ASU 2009-05"). ASU 2009-05 provided amendments to ASC 820-10, *Fair Value Measurements and Disclosures – Overall,* for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain techniques. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. Adoption of ASU 2009-05 is not expected to have a material impact on the Company's results of operations or financial condition.

Note 2 Going Concern

As reflected in the accompanying unaudited interim financial statements, the Company has a net loss of $222,171 and net cash used in operations of $193,697 for the period ended September 30, 2010, and a working capital and members' deficit of $222,071 at September 30, 2010.

The Company intends to raise additional funds to finance its immediate and long-term operations through an initial public offering. The successful outcome of future financing activities cannot be determined at this time and there is no assurance that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

These factors, among others, raise doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

The accompanying unaudited condensed interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These accompanying unaudited condensed interim financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 Loans Payable – Related Party

From January 25, 2010 (Inception) to September 30, 2010, the Company's Managing Member advanced $108,697 to fund expenses. The advances are non-interest bearing, unsecured and are due upon the capitalization of the Company, which is expected within the next twelve months.

Note 4 Refundable Subscriptions Payable

The Company executed an Offering Circular to raise funds to finance the Musical. Under the terms of the offering, if the Company does not raise a minimum of $3,750,000 by April 23, 2011, or if amended to the latest date of January 23, 2012, then the investments are subject to refund. The Company has accounted for monies raised under the Offering Circular as current liabilities. In the event the Offering closes, all subscriptions will become equity investments. From October 1, 2010 to October 26, 2010, the Company received an additional $154,500.

Note 5 Front Money Investment

The Company's managing member, Davenport Enterprises, Inc. (the "Managing Member") entered into an agreement with a front money investor prior to the Company's formation (the "Front Money Agreement").

The Front Money Agreement provides that the front money investor advance $85,000 to be used for pre-production and production activities relating to the Musical. The Front Money Agreement also provides that upon full capitalization (see note 4), the front money investor will become a member of the Company in an amount equal to the advance. The Company has offered the front money investor enhanced participation in adjusted net profits of the Company from the Managing Member's share of adjusted net profits.

If the Managing Member abandons production of the Musical, the only obligation of the Managing Member is to return to the front money investor the unused portion of the advance. As of September 30, 2010, all $85,000 has been expended. The $85,000 has been included as a component of the refundable subscriptions payable balance at September 30, 2010.

Note 6 Members' Deficit

In January 2010, the Company's Managing Member contributed $100, which resulted in a 100% ownership interest.

Note 7 Subsequent Events

The Company performed a review of subsequent events through October 26, 2010, the date the financial statements were issued, and concluded that events or transactions occurring during that period requiring recognition or disclosure were made.

In October 2010, the Company's Managing Member advanced $44,013 to fund expenses. The advances are non-interest bearing, unsecured and are due upon the capitalization of the Company, which is expected within the next twelve months.

PART III

EXHIBITS

Item 1. Index to Exhibits.

The following exhibits are filed with this Offering Statement:

2.1 Certificate of Formation of The Godspell LLC dated January 25, 2010 (previously filed)

2.2 Amended and Restated Operating Agreement of The Godspell LLC dated October 26, 2010 (filed herewith)

4.1 Form of Subscription Package (previously filed)

4.2 Front Money Agreement (previously filed)

6.1 Production Contract (previously filed)

6.2 Agreement with the General Manager (previously filed)

6.3 Agreement with Director (filed herewith)

10.1 Consent of Berman & Company, P.A. (filed herewith)

10.2 Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)

10.3 Consent of Preti Flaherty Beliveau & Pachios, LLP (contained in Exhibit 11.2)

11.1 Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C. (previously filed)

11.2 Opinion of Preti Flaherty Beliveau & Pachios, LLP (previously filed)

12.1 Sales Material (previously filed)

15.1 Letter to early subscribers regarding procedure for obtaining refund, including form of election (filed herewith)

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 27, 2010.

THE GODSPELL LLC

By: Davenport Theatrical Enterprises, Inc.
its Managing Member



By: ____________________________
Name: Kenneth A. Hasija
Title: President of the Managing Member

This offering statement has been signed by the following person in the capacity and on the date indicated below.



____
Kenneth A. Hasija

Title: President of the Managing Member
Date: October 27, 2010

EXHIBITS

Exhibit Number	Description	Exhibit Page No.
2.1	Certificate of Formation of The Godspell LLC dated January 25, 2010 (previously filed)	--
2.2	Amended and Restated Operating Agreement of The Godspell LLC dated dated October 26, 2010 (filed herewith)	1
4.1	Form of Subscription Package (previously filed)	--
4.2	Front Money Agreement (previously filed)	--
6.1	Production Contract (previously filed)	--
6.2	Agreement with the General Manager (previously filed)	--
6.3	Agreement with Director (filed herewith)	24
10.1	Consent of Berman & Company, P.A. (filed herewith)	36
10.2	Consent of Franklin, Weinrib, Rudell & Vassallo, P.C. (contained in Exhibit 11.1)	--
10.3	Consent of Preti Flaherty Beliveau & Pachios, LLP (contained in Exhibit 11.2)	--
11.1	Opinion of Franklin, Weinrib, Rudell & Vassallo, P.C. (previously filed)	--
11.2	Opinion of Preti Flaherty Beliveau & Pachios, LLP (previously filed)	--
12.1	Sales Material (previously filed)	--
15.1	Letter to early subscribers regarding procedure for obtaining refund, including form of election (filed herewith)	37

Amended and Restated Operating Agreement

Of

THE GODSPELL LLC

Dated as of October 26, 2010

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS AGREEMENT OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, THE MANAGER OR THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OR HER OWN ADVISORS AS TO THE LEGAL, TAX AND/OR ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED IN THIS AGREEMENT AND ITS SUITABILITY FOR SUCH INVESTOR.

AN INVESTMENT IN THE COMPANY CARRIES A HIGH DEGREE OF RISK AND IS ONLY SUITABLE FOR AN INVESTOR WHO CAN AFFORD LOSS OF HIS OR HER ENTIRE INVESTMENT IN THE COMPANY.

NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY TAX BENEFITS FROM AN INVESTMENT, AND ANY INVESTMENT SHOULD BE MADE SOLELY FOR ECONOMIC REASONS.

TABLE OF CONTENTS

Definitions and Construction 3
Agreement 7
Formation of Limited Liability Company 7
Manager and Investors 7
Name and Principal Place of Business of the Company 7
Rights in the Production to be Assigned to the Company 7
Contributions of the Investors 7
Payment of Capital Contributions 8
Minimum Capitalization 8
Other Activities of the Manager and the Investors 8
Loans for Production Expenses 8
Loans for Running and Other Expenses 9
Abandonment of the Musical 9
Billing 9
Termination of the Company 10
Continuation of the Company Following a Termination Event 10
Distribution of Adjusted Net Profits 10
Allocation of Net Income and Net Losses 10
Return of Contributions of the Investors; Distribution of Adjusted Net Profits; Liquidation Distributions 11
Bank Account 13
Books and Records of the Company; Tax Matters Member 13
Duties and Powers of the Manager 14
Additional Rights of the Manager; Failure to Take Action; Liability of Manager; Indemnification 14
Limitation on Assignments by Investors 16
Death or Legal Incompetence of Investors 16
Addresses 17
No Right to Demand Property Other Than Cash in Return of Contributions 17
Arbitration 17
Counterparts 17
Originals and Copies of this Agreement; Articles of Organization. 17
Miscellaneous 17
  Powers of Attorney 17
  Further Assurances 17
  Consent By Investors 18
  Entire Agreement; Amendment 18
  Severability 18
Specific Information Concerning the Proposed Production 18
  No Overcall 19
  Taxes 19

Investment Intent; Limitations on Resale 20
Production and Operating Budgets 20
Investors' Representations and Acknowledgment of Risks 20

WHEREAS, the Company entered into an operating agreement dated as of January 25, 2010 (the "Original Agreement");

WHEREAS, the Company subsequently amended and restated the Original Agreement with an amended and restated operating agreement dated as of March 18, 2010 (the "March Agreement") and further amended the March Agreement with an amended and restated operating agreement dated as of June 14, 2010; (the "Amended Agreement"); and

WHEREAS, the Amended Agreement is hereby amended and restated in its entirety by this amended and restated limited liability operating agreement (the "agreement");

NOW, THEREFORE, in consideration of the mutual promises and agreements made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree to restate the Amended Agreement as follows:

AGREEMENT dated as of October 26, 2010, by the parties who execute this agreement as hereinafter provided.

Definitions and Construction

Wherever used in this agreement the following terms shall have the following meanings:

1. The term "Adjusted Net Profits" shall mean the excess of Gross Receipts over all Production Expenses, Running Expenses, Other Expenses and any compensation paid to third parties that is measured by Net Profits.

2. The term "Author" shall mean, collectively, Stephen Schwartz (writer of the music and lyrics of the Musical) and John-Michael Tebelak (writer of the book of the Musical).

3. The term "Capital Account" shall mean the account established for each Member on the books of the Company, which account is initially equal to the capital contribution of such Member to the Company pursuant to paragraphs FOURTH and FIFTH hereof and thereafter is increased by (i) additional cash contributions, if any, made by such Member to the Company, (ii) the fair market value of any property contributed by such Member to the Company (net of any liability to which such property is subject) and (iii) the amount of any Net Income allocated to such Member pursuant to paragraph SIXTEENTH hereof (including any amount of gross income allocated pursuant to subparagraph (f) thereof), and decreased by (i) the amount of any distributions made to such Member pursuant to paragraphs FIFTEENTH and SEVENTEENTH hereof, including the fair market value of any property distributed by the Company to such Member (net of any liability to which such property is subject) and (ii) the amount of any losses and deductions allocated to such Member pursuant to paragraph SIXTEENTH. The Capital Accounts shall be maintained in accordance with the tax accounting principles set forth in the Treasury Regulations promulgated under section 704(b) of the Code.

4. The term "Cash Office Charge" shall mean the weekly cash office charge of Two Thousand Dollars ($2,000) to be paid to the Manager with respect to each company of the Musical, commencing two weeks prior to the first rehearsal and continuing until two weeks after the close of the production, in consideration for which the Manager will

furnish to the Company office facilities including local telephone, secretarial and like facilities other than a press department (provided, however, that the Manager shall receive reimbursement for disbursements incurred on behalf of the Company, such as for overnight delivery services and messengers).

5. The term "Code" shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent revenue laws.

6. The term the "Company" shall mean The Godspell LLC, a Delaware limited liability company.

7. The term "Excess Subsidiary Rights Income" means the Company's right to receive 25% of the Author's income from stock and amateur subsidiary rights earnings in the United States and Canada (but only to the extent that in the seven years following the close of the last company of the Musical produced, leased or licensed by us in the United States and Canada such earnings exceed the Author's average annual earnings from stock and amateur productions for the five year period preceding the opening of the Company's Broadway production) and also the Company's potential entitlement to receive a share of such income in other territories, as more fully set forth in the Production Contract.

8. The term "Gross Receipts" shall mean all sums derived by the Company from any source whatsoever from the exploitation or turning to account of its rights in the Musical, including all proceeds derived by the Company from the liquidation of the physical production of the Musical at the conclusion of the run thereof and from return of bonds and other recoverable items included in Production Expenses.

9. The term "gross weekly box office receipts" or "GWBOR" shall be defined with respect to each company of the Musical produced by the Company as all sums received by the Company from the sale of tickets from all sources whatsoever, but shall not include any federal or other admissions or similar taxes, which may be now or hereafter imposed by any governmental authority upon admissions; customary commissions and fees, as may be prevailing from time to time, paid to or retained by third parties in connection with theatre parties, benefits, American Express or other similar credit card plans, automated ticket distribution or remote box offices (e.g., Telecharge and other computer box office services, but not ticket brokers) and commissions or fees for group sales; theatre restoration charges, taxes and/or fees or "facility surcharges" or similar fees or surcharges (however designated); those sums equivalent to the former 5% New York City Amusement Tax, the proceeds of which are now paid to the pension and/or welfare funds of various theatrical unions; subscription fees; receipts from Actors' Fund Benefit performances, provided the customary payments are made by the Actors' Fund to the Dramatists Guild Fund, Inc.; receipts from two performances of the Musical in each calendar year to the extent such receipts are contributed for theatre-related eleemosynary purposes; if applicable, library discounts, value added taxes and entertainment taxes, if any; and sums previously included in GWBOR which subsequently are refunded or uncollectible due to dishonored checks, invalidated credit cards receipts or for any other reason.

10. The term "Investor Recoupment" shall mean the point (after the official opening of the Musical in New York City) when the Investors have received distributions equal to the amount of their capital contributions.

11. The term "Investors" shall mean the Members who make capital contributions to the Company.

12. The term "Manager" or "Managing Member" shall mean Davenport Theatrical Enterprises, Inc., and references to the Manger's "affiliates" shall mean any person or entity controlling, controlled by, or under common control with the Manager, including, without limitation, Ken Davenport, the president and sole owner of the Manager.

13. The term "Maximum Capitalization" shall mean Five Million Dollars ($5,000,000).

14. The term "Members" shall mean all members of the Company (whether they be the Manager or Investors).

15 The term "Minimum Capitalization" shall mean Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000).

16. The term the "Musical" shall mean the musical stage play entitled "Godspell," written by the Author and owned by Owner.

17. The terms "Net Income" and "Net Loss" for any fiscal year of the Company, or any fraction thereof, shall mean the net income or net loss of the Company, as the case may be, for such fiscal year, in each case including gain or loss recognized upon the sale of any assets of the Company, including the amount, if any, of tax exempt income received or accrued and taking into account expenditures of the Company described in section 705(a)(2)(B) of the Code (including expenditures treated as described in section 705(a)(2)(B) of the Code under Treas. Reg. §1.704-1(b)(2)-(iv)(i)). The Company shall determine all items of Net Income and Net Loss in accordance with principles applicable in determining taxable income or loss for federal income tax purposes for limited liability companies treated as partnerships and consistent with accounting methods used by the Company in determining taxable income or loss for federal income tax purposes.

18. The term "Net Profits" shall mean the excess of Gross Receipts over all Production Expenses, Running Expenses and Other Expenses (excluding any compensation paid to third parties that is measured by Net Profits).

19. The term "Offering Circular" means the Company's prospectus whereby Units are being offered to potential Investors.

20. The term "Other Expenses" shall mean all expenses of whatever kind or nature other than Production Expenses and Running Expenses actually and reasonably incurred in connection with the operation of the business of the Company, including, but without limiting the generality of the foregoing, monies paid or payable in connection with claims for plagiarism, libel, negligence, etc.

21. The term "Outside Date" refers to the latest date by which the Company may secure the Minimum Capitalization and is the earlier of the date of the first paid public performance of the Company's Broadway production of the Musical and January 23, 2012.

22. The term "Owner" shall mean, collectively, Tebelak Heirs Joint Venture, the successor-in-interest to John Michael Tebelak, and Heelstone Parc Productions,

Inc. f/s/o Stephen Schwartz.

23. The term "Production Contract" shall mean the agreement between the Owner and the Managing Member pursuant to which certain rights in the Musical will be secured from the Owner as described in the Offering Circular (all of which will be assigned by the Managing Member to the Company).

24. The term "Production Expenses" shall mean all fees of directors, designers, cost of sets, curtains, drapes, costumes, properties, furnishings, electrical and sound equipment, premiums for bonds and insurance, cash deposits with Actors' Equity Association or other similar organizations to which, according to custom or usual practices of theatrical business, such deposits may be required to be made, the fees and advances to the Owner, rehearsal charges and expenses, transportation charges, Cash Office Charge, legal and auditing fees and expenses, advance advertising and publicity, theatre costs and expenses, and all other expenses and losses of whatever kind (other than expenditures precluded hereunder) actually incurred in connection with the production through the official opening of the Musical in New York City, including any preview losses.

25. The term "Running Expenses" shall mean all expenses, charges and disbursements of whatsoever kind actually incurred as "running expenses" of the Musical, including, but without limiting the generality of the foregoing, Owner's royalties, compensation to be paid to the cast and general manager, director's royalties, and miscellaneous stage help, transportation charges, Cash Office Charge, the weekly executive producer's fee, advertising and publicity, rentals, miscellaneous supplies, reasonable legal and auditing expenses, theatre operating expenses, and all other expenses and losses of whatever kind actually incurred in connection with the operation of the production of the Musical, and taxes of whatsoever kind or nature other than taxes on the incomes of the Investors and the Manager.

26. The term "Sinking Fund" shall mean such amount determined by the Manager as necessary for the Company to maintain on hand with respect to the Broadway company of the Musical.

27. The term "Special Bank Account" shall mean the bank account opened by the Manager and maintained at JP Morgan Chase, 270 Park Avenue, New York, NY 10017.

28. The term "Territory" shall mean the United States of America, its territories and possession, including Puerto Rico, and Canada.

29. The term "Units" refers to fifty thousand (50,000) investment interests in the Company being offered to Investors at One Hundred Dollars ($100) per Unit, subject to a minimum investment of One Thousand Dollars ($1,000).

All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or firms, corporation or corporations may require.

Paragraph headings are used herein for convenience only and shall not be referred to in the interpretation of this agreement.

Agreement

FIRST: Formation of Limited Liability Company. The Company has been formed as a limited liability company pursuant to the provisions of Chapter 18, Title 6 of the Delaware Code for the purpose of managing and producing the Musical, and for the purpose of exploiting and turning to account the rights at any time held by the Company in connection therewith, and for no other purpose..

SECOND: Manager and Investors. The Manager, Davenport Theatrical Enterprises, Inc., shall execute this agreement as the manager of the Company. All other Members shall be Investors. To the extent that the Manager makes capital contributions to the Company, it shall be deemed to have executed this agreement as both Manager and Investor, and it shall be treated as an "Investor" with respect to its capital contribution.

THIRD: Name and Principal Place of Business of the Company. The Company shall be conducted under the name The Godspell LLC, and its principal place of business shall be c/o Davenport Theatrical Enterprises, Inc. 250 West 49th Street, Suite 301, New York, NY 10019. Said location may be changed upon notice from the Manager to the Investors.

FOURTH: Rights in the Production to be Assigned to the Company. The Manager hereby agrees that all rights it holds in the Musical, including those acquired under the Production Contract automatically shall be contributed to the Company by the Manager, and the Company will assume all of those rights and obligations, whether or not separate documents confirming such contribution and assumption actually are executed. The Manager further agrees that all other rights acquired or which may be acquired relating to the Musical, and the benefit of all services rendered or to be rendered in connection therewith, shall belong to and be held in the name of the Company.

FIFTH: Contributions of the Investors. Each Investor shall purchase the number of Units indicated by such Member on the signature page of this agreement at a purchase price of One Hundred Dollars ($100) per Unit, provided that the minimum investment will be for ten (10) Units, i.e., One Thousand Dollars ($1,000). Payment will be due simultaneously with execution of this agreement, and upon receipt, will be deposited in the Special Bank Account. Funds deposited in the Special Bank Account shall not be used until the Minimum Capitalization shall have been so paid in.

Given the low interest rates that currently prevail, and the difficulty that would be associated with tracking the interest allocable to a particular investment, any interest earned on funds deposited in the Special Account will be deemed to be part of the Gross Receipts of the Company, may be expended by the Manager for any proper purpose of the Company, and will not be credited to or returned to Investors if the Minimum Capitalization is not achieved. Accordingly, each Investor, by executing this agreement will be deemed to have waived any right to receive interest earned on such Investor's investment and authorizes the Company to use such interest for any proper purpose.

Notwithstanding any contrary implication herein, no Units actually will be issued, and prospective Investors will not actually become Members, until the Minimum Capitalization is received.

SIXTH: Payment of Capital Contributions; Special Account. All capital contributions made by prospective Investors will be held in a special bank account, in trust, and will not be utilized until the Minimum Capitalization is completed. However, the Company does not currently have a trust agreement or a trustee and the special bank account is not controlled by an independent third party. If the Minimum Capitalization is not received by the Outside Date, Investors' investments will be promptly returned, without interest.

SEVENTH: Minimum Capitalization. The Minimum Capitalization of Three Million Seven Hundred Fifty Thousand Dollars ($3,750,000) is expected to be furnished by Investors' capital contributions and must be received by the Outside Date. Once the Minimum Capitalization is reached, the Company shall have the right to continue to accept investments, but not in excess of the Maximum Capitalization of $5,000,000 and not after the first paid public Broadway performance of the Musical. The Manager, in its sole discretion, may contribute to the capital of the Company, including for the purpose of securing the Minimum Capitalization; provided, that, in no event shall the Manager have an obligation to make any such capital contributions.

EIGHTH: Other Activities of the Manager and the Investors. The Manager is authorized to manage the business of the Company in conjunction with the Manager's other business interests, activities and investments and, subject to the provisions of paragraph TWENTIETH, will not be obligated to devote all or any particular part of its time and effort to the Company and its affairs. Neither this agreement nor any activity undertaken on behalf of the Company shall prevent the Manager, its affiliates, or the Investors from engaging in any other activities or businesses or from making investments, whether or not such activities, businesses or investments are similar in nature to or competitive with the business of the Company, including without limitation investments in, or production of, live theatrical, film and/or television productions, whether individually or jointly with others, without any obligation to account to the Company or Investors for any profits or other benefits derived therefrom, and without having to offer an interest in such activities, businesses or investments to the Company or Investors.

The Manager, and persons and entities affiliated with and/or related to the Manager, is actively involved in many aspects of the theatrical industry. The Manager reserves the right to render, or have its affiliates render, services that are not customarily provided by producers of theatrical productions for which it will receive compensation at customary levels, without any obligation to account to the Company or Investors for any profits or other benefits derived therefrom, and without having to offer an interest in such activities to the Company or Investors.

NINTH: Loans for Production Expenses. If actual Production Expenses shall exceed the estimated Production Expenses, the Company shall seek additional funds to cover such expenses. The Manager or any person or entity controlled by or controlling the Manager (hereafter, "affiliate") may, but shall not have the obligation to, advance all or part of such additional funds. Any amounts so advanced, shall be entitled to be repaid in full prior to the return of any contributions of the Investors or the distribution of Adjusted Net Profits. Any amounts so advanced may bear such interest as may be approved by the Manager, in its sole discretion, and such interest, if any, will be an expense of the Company. Notwithstanding the foregoing, in no event will the interest paid on advances made by the Manager or any affiliate of the Manager exceed two percent (2%) over the prime rate then prevailing at the bank in which the accounts of the Company are maintained. Any amounts of Adjusted Net Profits due to any persons making advances hereunder shall be payable from the Manager's percentage of Adjusted Net Profits and shall not have the effect of reducing the percentage of Adjusted Net Profits payable to the Investors. Any deduction of interest imputed for federal income tax purposes with respect to any such loan made by a Member shall be allocated exclusively to such Member and shall be excluded from the computation of Net Income or Net Loss of the Company.

TENTH: Loans for Running Expenses and Other Expenses. If, at any time, the Company's funds shall be insufficient or otherwise unavailable to pay any Running Expenses or Other Expenses of the Company, the Manager, in its sole discretion, may (but shall not be obligated to) advance or may seek to cause others to advance as loans to the Company the amounts so required. Any such loans shall be entitled to be repaid prior to the return of any contributions of the Investors or the distribution of Adjusted Net Profits, together with such interest, if any, as may be approved by the Manager, in its sole discretion (including in connection with an advance made by the Manager or an affiliate of the Manager). Any amounts of Adjusted Net Profits due to persons making such loans shall be payable from the Manager's percentage of Adjusted Net Profits and said loans shall not have the effect of reducing the percentage of Adjusted Net Profits payable to Investors. Any deduction for interest imputed for federal income tax purposes with respect to any such loan made by a Member or an affiliate of a Member shall be allocated exclusively to such Member and shall be excluded from the computation of Net Income or Net Loss of the Company.

ELEVENTH: Abandonment of the Musical; Liquidation. Anything herein to the contrary notwithstanding, the Manager shall have the right, whenever in its business judgment it shall deem it necessary, to abandon any production of the Musical at any time for any reason whatsoever. In the event of such abandonment, the production shall be forthwith liquidated and all net funds shall be distributed to the same persons and in the same manner as set forth in subparagraph (d) of paragraph SEVENTEENTH hereof, subject to the special provisions of paragraph SIXTH if abandonment occurs prior to achievement of the Minimum Capitalization. In addition to the foregoing, if the Company has ceased active production of the Musical, but the Company has become entitled to participate in Excess Subsidiary Rights Income, the Company may sell that financial entitlement on terms deemed by the Manger to be fair, and neither the Manager nor any Investor will be disqualified from being the purchaser thereof. Nothing herein will obligate the Manager to give advance notice to all Investors prior to effecting a sale of the Company's entitlement to Excess Subsidiary Rights Income.

TWELFTH: Billing. The production shall be announced substantially as follows:

"Ken Davenport Presents"

or in such other manner as the Manager may determine. Notwithstanding the foregoing, the Manager shall have the right to change such form of announcement and/or give presentation or other credits to other individuals or entities in its discretion.

THIRTEENTH: Termination of the Company. The Company shall continue until the first to occur of the following: (a) all rights of the Company in the Musical shall have been disposed of or terminated; or (b) subject to paragraph FOURTEENTH, the resignation, dissolution or bankruptcy of the Manager. Upon said termination the Manager shall liquidate the affairs of the Company as hereinafter provided. Investors shall not have the ability to compel the dissolution or liquidation of the Company.

FOURTEENTH: Continuation of the Company Following a Termination Event. The Company shall not be dissolved upon the resignation, dissolution or bankruptcy of the Manager if a majority in interest of the Investors shall determine within thirty (30) days after such event to continue the business of the Company and designate a substitute Manager who has agreed in writing to serve in such capacity.

FIFTEENTH: Distribution of Adjusted Net Profits. Following such time, if ever, that all of the investments of the Investors shall be returned to them as provided in paragraph SEVENTEENTH (a) hereof, the Adjusted Net Profits that may accrue from the business of the Company shall be divided between the Manager and Investors in the following proportions and shall be distributed as provided in paragraph SEVENTEENTH (b) hereof:

Each Investor shall receive that proportion of fifty percent (50%) of the Adjusted Net Profits of the Company which his investment bears to the aggregate of all investments made by the Investors, and the Manager shall receive the remaining fifty percent (50%) of Adjusted Net Profits. The Manager shall have the right to allocate a portion of its Adjusted Net Profits to one or more third parties.

SIXTEENTH: Allocation of Net Income and Net Losses. From and after the date of this agreement, all Net Income and Net Losses of the Company for each calendar year or fraction thereof shall be credited or charged to the Capital Accounts of the Members as follows and in the following order of priority:

(a) Net income shall first be credited to the Capital Accounts of the Members to the extent of and in proportion to the respective deficit balances, if any, thereof.

(b) Net income shall next be credited to the Capital Accounts of the Members as follows: (i) first, to the extent of and in proportion to, with respect to each Member, the excess, if any, of (A) the aggregate amount of Net Loss previously charged to the Capital Account of such Member under clause (e)(i) of this paragraph SIXTEENTH for all prior years over (B) the aggregate amount of Net Income previously credited to the Capital Account of such Member under this clause (b)(i) for all prior years, and (ii) thereafter, to the extent of and in proportion to, with respect to each Member, the excess, if any, of (A) the aggregate amount of Net Loss previously charged to the Capital Account of such Member under subparagraph (d) of this paragraph SIXTEENTH for all prior years over (B) the aggregate amount of Net Income previously credited to the Capital Account of such Member under this clause (b)(ii) for all prior years.

(c) The balance, if any, of Net Income shall be credited to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of the second paragraph of paragraph FIFTEENTH hereof.

(d) If the Company has Net Losses for such calendar year or fraction thereof, an amount of Net Loss shall first be charged to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of paragraph FIFTEENTH hereof until the aggregate amount of Net Losses charged to the Capital Accounts of the Members under this subparagraph (d) for the current year and all prior years equals the amount of Net Income previously credited to the Capital Accounts of the Members under subparagraph (c) above for all prior years.

(e) The balance, if any, of Net Losses shall be charged as follows: (i) first, to the Capital Account of each Member whose Capital Account has a positive balance (after taking into account any allocations under subparagraph (d)), to the extent of and in proportion to the positive balances of each of such Capital Account, until the balance of each such Capital Account has been reduced to zero and, thereafter, (ii) to the Capital Accounts of the Members in the proportion that they are entitled to share in Adjusted Net Profits pursuant to the provisions of paragraph FIFTEENTH hereof; provided, however, that if and to the extent that the allocation of Net Loss provided for in this subparagraph (e) would cause the deficit balance of the Capital Account of an Investor to exceed the aggregate amount distributed to such Investor for the current year and all prior years under paragraphs FIFTEENTH and SEVENTEENTH hereof, such amount of Net Loss shall instead be allocated to the Manager.

(f) Notwithstanding any other provision of this Agreement, if any Member unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §1.704-1(b)(2)(ii)(D)(4), (5) or (6) that cause a negative balance or increase in the negative balance in the Capital Account of such Member, then items of Company income and gain shall be allocated to such Member in an amount sufficient to eliminate such negative balance as quickly as possible prior to any other allocation hereunder. For purposes of this subparagraph (f), a Member's Capital Account shall be increased by such Member's share of any recourse liability of the Company (including any loans made by such Member to the Company).

(g) No Member shall be personally liable for any debts, obligations or loss of the Company in any event, except from the capital contributed by him hereunder.

SEVENTEENTH: <u>Return of Contributions of the Investors; Distribution of Adjusted Net Profits; Liquidation Distributions</u>.

(a) The contributions of the Investors shall be returned to them at the following times:

At such times (after the official opening of the Musical in New York City) as the Company has a cash reserve not less than the Sinking Fund after the payment or reasonable provision for payment of all debts (including loans pursuant to paragraphs NINTH and TENTH hereof which pursuant to their terms are repayable prior to the return of the contributions of the Investors), liabilities, taxes and contingent liabilities, all cash received from time to time by the Company in excess of said cash reserve shall be paid periodically, but not less frequently than quarterly, exclusively to the Investors until their total contributions shall have been thereby fully repaid (the point at which such repayment occurs being referred to as "Investor Recoupment"). The foregoing notwithstanding, distributions may be deferred (although reports will be rendered) if the amount per Unit is less than Five Dollars ($5.00). Deferred distributions will be paid with any additional distributions to which Investors are entitled at the end of the next following quarter when the aggregate distribution to be made is in excess of Five Dollars ($5.00) per Unit. Each Investor shall receive that proportion of such excess cash received by the Company as his contribution bears to the aggregate amount of all contributions made by all Investors.

(b) The time and manner of distribution of the Adjusted Net Profits of the Company shall be as follows:

Following Investor Recoupment, such part of the Adjusted Net Profits of the Company as can be paid in cash and still leave the Company with a cash reserve not less that the Sinking Fund after the payment, or reasonable provision for the payment of all debts, liabilities, taxes and contingent liabilities, and after making the payments provided for in subparagraph (a) of this paragraph SEVENTEENTH, shall be paid not less frequently than quarterly to the Investors and Manager (in accordance with the percentage provisions hereinbefore set forth in paragraph FIFTEENTH), but subject to the minimum distribution requirements described in the preceding subparagraph..

(c) Solely for the purpose of determining whether any contributions are to be repaid or Adjusted Net Profits are to be distributed to the Investors and/or Manager under the provisions of this paragraph SEVENTEENTH (but not for any other purpose) the financial reports prepared by the accountants for the Company shall be conclusive.

(d) Upon the closing of all companies presenting the Musical under the management or license of the Company, and the abandonment of further intention of producing the Musical, the assets of the Company shall be liquidated as promptly as possible and the cash proceeds shall be applied as follows, and in the following order or priority:

(i) To the payment of all debts, taxes, obligations and liabilities of the Company, and the necessary expenses of liquidation. Where there is a contingent debt, obligation or liability, a reserve shall be set up to meet it, and if and when said contingency shall cease to exist, the moneys, if any, in said reserve shall be distributed as herein provided for in this paragraph SEVENTEENTH.

(ii) To the repayment of the capital contributed by the Investors (if any shall then remain unpaid), the said Investors sharing each such repayment proportionately to their respective contributions; provided, however, that no amount shall be distributed to any Investor pursuant to subparagraph (d)(ii) of this paragraph SEVENTEENTH in excess of the balance of such Investor's Capital Account.

(iii) The surplus, if any, of the said assets then remaining shall be divided among all the Members in proportion to the balance of their Capital Accounts, determined after allocating Net Income or Net Loss for the year of such liquidation (determined after taking into account gain or loss realized in connection with such liquidation) and after taking into account all distributions made during such year, including distributions pursuant to subparagraph (d)(ii) hereof.

In liquidating the assets of the Company, all physical assets of a saleable value, belonging to the Company, shall be sold at public or private sale, as the Manager may deem advisable. No assets other than physical ones need be sold. It is agreed that any Member may purchase said physical assets at such sale.

At any time after the completion of the run of all companies presenting the Musical under the management or license of the Company, the Manager shall have the right to sell or otherwise dispose of the Company's remaining rights in the Musical, including, without limitation, its interest in Excess Subsidiary Rights Income, as more fully set forth in paragraph ELEVENTH. The Investors and/or Manager may be purchasers upon any such sale provided the amount paid by them as purchasers shall be fair and reasonable.

EIGHTEENTH: Special Bank Account. The Manager has opened and will maintain, in the name of the Company, in New York City, one or more bank accounts in which shall be deposited all of the capital of the Company, all of the Gross Receipts as hereinbefore defined, and no other funds. The funds in said bank accounts shall be used solely for the business of the Company. Among those bank accounts will be the Special Bank Account described in Article FIFTH.

NINETEENTH: Books and Records of the Company; Tax Matters Member. At all times during the continuance of the Company, the Company shall keep or cause to be kept full and faithful books of account in which shall be entered fully and accurately each transaction of the Company. Such books and records also will record the number of Units owned by each Investor, and no separate certificates for Units will be issued. Upon written request to the Manager citing good cause relating to the business of the Company and the Investor's investment therein, said books of account shall be open during normal business hours for inspection by Investors or their qualified financial representatives, at the applicable Investor's sole expense. For the avoidance of uncertainty, no Investor will be permitted access to the names and addresses of other Investors absent demonstration of a compelling need for such information directly related to the requesting Investor's investment in the Company. The Company agrees to deliver to the Investors as long as the Musical is being presented by it, monthly reports consisting of summary balance sheets and profit and loss statements, within thirty (30) days after the close of the period covered thereby. In addition, the Company agrees to deliver to the Investors financial statements for each twelve-month fiscal period in which the Company has any earnings or expenditures or engages in any financial transactions, within four (4) months after the close of the applicable fiscal period. The Company will furnish unaudited preopening reports for each six-month period (if any) prior to the first paid public performance of the Musical, the first such report to be due six (6) months and thirty (30) days after the applicable six-month period. All such reports and any other financial reports which may be required shall be prepared in accordance with such laws and regulations as may be applicable to the financing and conduct of the business of the Company, which will include Article 23 of the New York Arts and Cultural Affairs Law, and regulations issued pursuant thereto. The Company further agrees to deliver to each Investor all so-called "information returns" (prior to the filing thereof with the federal and state governments) showing the income of the Company and of each Member received therefrom. It is anticipated that all of the foregoing reports will be furnished to investors electronically.

Each Investor does hereby permit the Manager to designate itself the Tax Matters Member of the Company, as required by the Code, and does hereby agree that any action taken by the Tax Matters Member so designated in connection with audits of the Company under the Code will be binding upon the Investors. Each Investor further agrees that he will not treat any Company item inconsistently on his individual income tax return with the treatment of the item on the Company return and that he will not independently act with respect to tax audits or tax litigation affecting the Company, unless previously authorized to do so in writing by the Tax Matters Member, which authorization may be withheld in the complete discretion of the Tax Matters Member.

TWENTIETH: Duties and Powers of the Manager. Without limitation of the provisions of paragraph EIGHTH, the Manager agrees to render the services customarily and usually rendered by theatrical producers, and to devote as much time thereto as it deems necessary. It agrees to furnish, from the date of this agreement, office facilities including local telephone, secretarial and like facilities (but not including a press department) for which it shall receive reimbursement for disbursements incurred on behalf of the Company (such as long overnight delivery and messenger charges) and, beginning three weeks prior to the first rehearsal and continuing until three weeks after the close of the Musical, the Cash Office Charge. If there is more than one company of the Musical, the Cash Office Charge shall also be payable to the Manager with respect to each additional company for the period beginning two weeks prior to the first rehearsal of such additional company and continuing until two weeks after its close. Payments made hereunder shall be deemed to be, and shall be charged as, Running Expenses and/or Production Expenses of the Company.

As between the Manager and the Investors, subject to the provisions of paragraph TWENTY-FIRST hereof, the Manager shall have complete control, in its discretion, both of production of the Musical and the exploitation of all rights therein, including, without limiting the generality of the foregoing, changes in script, choice of cast, directors and designers, sets, prices of tickets, time of opening and closing the Broadway production or any other company of the Musical, and organizing and arranging for additional companies if the Company exercises such rights.

The Manager has a responsibility to Investors to exercise good faith and fairness in all dealings affecting the Company. No agreement or other arrangement shall permit the Manager to contract away its fiduciary obligation to Investors. Investors shall not have appraisal or dissenters' rights.

TWENTY-FIRST: Additional Rights of the Manager; Failure to Take Action; Liability of Manager; Indemnification.

(a) As set forth more fully in paragraph THIRTIETH, if the Company has secured such rights, the Manager shall have the right in its discretion to make arrangements to license the touring rights or the rights to produce and present additional companies of the Musical to itself or to any other party or parties it may designate in its sole discretion, provided the Company receives reasonable royalties or other reasonable compensation therefor, and provided, further, that the Company shall have no financial responsibility for any loss or expenses arising out of the production or operation of said additional company or companies. In the event of any such license of touring rights or additional company rights, neither the Investors nor the Manager shall be disqualified from participating in the licensee's exploitation of such rights by investment of their funds or otherwise as a separate enterprise, and the Company shall not be entitled to share in any compensation received by any Investors or the Manager in connection therewith. However, although it is possible that certain Investors may invest in one or more of such additional companies, nothing herein will suggest that any Investor will have a right to invest in any additional company, even if such additional company is controlled by or affiliated with the Manager and even if the Manager has made investment opportunities available to certain Investors.

(b) If the Manager at any time after the first public performance of the Musical shall determine in good faith that continuation of the run of the Musical is not in the best interests of the Company and should be abandoned, it shall have the right to make arrangements with any person or entity to continue the run of the Musical on such terms as it may feel is in the best interests of the Company, and nothing herein shall prevent the Manager from having an interest in any such entity.

(c) If the Owner sells, leases, licenses or otherwise disposes of subsidiary rights in the Musical, any of the Members, including the Manager, or any affiliate, may seek to acquire and exploit such rights solely for their own account(s) and may receive compensation or other consideration, solely for their account(s), as producer, associate producer or in any other capacity whatsoever, in connection with the exploitation of such rights without any obligation to account to any other Member. However, if the Company secures an interest in Excess Subsidiary Rights Income, nothing contained in this paragraph shall reduce or otherwise impair the Company's interest therein.

(d) The Manager or its affiliates shall not be liable to the Investors or the Company (i) for its failure to take any action, including, but not limited to, any action which may prevent the forfeiture of all or any portion of the Company's property, on behalf of the Company, due to the Company's lack of sufficient funds therefore, (ii) because any taxing authorities disallow or adjust any deductions or credits in the Company's income tax returns, or (iii) for any act or the omission the effect of which may cause or result in loss or damage to the Company, provided, however, the following conditions are met: (x) the Manager or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (y) the Manager or its affiliates, as applicable, was acting on behalf of or performing services for the Company, and (z) such liability or loss was not the result of negligence or misconduct by the Manager or its affiliates, as applicable.

(e) The Company will indemnify and hold harmless the Manager and its affiliates from any claim, loss, expense, liability, action or damage resulting from any such act or omission in the conduct of the business of the Company provided that the following conditions are met: (i) the Manager or its affiliates, as applicable, has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company, (ii) the Manager or its affiliates, as applicable, was acting on behalf of or performing services for the Company, (iii) such liability or loss was not the result of negligence or misconduct by the Manager or its affiliates, as applicable,, and (iv) such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Investors. Subject to subparagraph (h) of this paragraph TWENTY-FIRST, the foregoing indemnification shall include, without limitation, reasonable costs and expenses of litigation and appeal (including reasonable fees and expenses of attorneys engaged by the Manager in defense or prosecution of any action relating to such act or omission).

(f) Notwithstanding anything to the contrary contained in subparagraph (e) of this paragraph TWENTY-FIRST, the Manager, its affiliates and any person acting as broker-dealer (if any) shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

(g) The Company may not incur the cost of that portion of liability insurance which insures the Manager or its affiliates for any liability as to which the Manager or its affiliates, as applicable, is prohibited from being indemnified under this paragraph TWENTY-FIRST.

(h) The advancement of Company funds to the Manager or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (ii) the legal action is initiated by a third party who is not an Investor, or the legal action is initiated by an Investor and a court of competent jurisdiction specifically approves such advancement; and (iii) the Manager or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such person is found not to be entitled to indemnification.

TWENTY-SECOND: Limitation on Assignments by Investors. No assignee of an Investor shall have the right to become a substituted Investor in the place of his assignor without the written consent of the Manager and then only upon complying with such conditions related to such substitution as may be prescribed by the Manager, including, without limitation, conditions described in subparagraph II of paragraph THIRTY-FIRST hereof. The Manager's consent may be withheld for any reason or for no reason.

TWENTY-THIRD: Death or Legal Incompetence of Investors. If an Investor shall die, his executors or administrators, or if he shall be declared legally incompetent, his committee or other representative, shall have the same rights that the Investor would have had if he had not died or been declared legally incompetent, and the share of such Investor in the assets of the Company shall, until the termination of the Company, be subject to all the terms, provisions and conditions of this agreement as if such Investor had not died or been declared legally incompetent.

TWENTY-FOURTH: Addresses. The address of each party hereto for all purposes shall be the address of such party set forth next to such party's signature at the end of this agreement; provided, however, that the parties hereto shall have the right to designate, in writing, alternate addresses for the receipt of notices, statements, payments and other mail.

TWENTY-FIFTH: No Right to Demand Property Other Than Cash in Return of Contributions. Unless agreed to in writing by the Manager and other parties hereto, the Investors shall have no right to demand and receive property other than cash in return for their contributions.

TWENTY-SIXTH: Arbitration. Any dispute arising under, out of, in connection with, or in relation to this agreement, or the making or validity thereof, or its interpretation, or any breach thereof, shall be determined and settled by arbitration in New York City, pursuant to the rules then obtaining of the American Arbitration Association. Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court of the forum, state or federal, having jurisdiction.

TWENTY-SEVENTH: Counterparts. This agreement may be executed in counterparts, all of which taken together shall be deemed one original. Delivery of an executed counterpart by facsimile or transmitted electronically in either a Tagged Image Format File ("TIFF") or Portable Document Format ("PDF") shall be equally effective as delivery of a manually executed counterpart.

TWENTY-EIGHTH: Originals and Copies of this Agreement; Articles of Organization. One original of this agreement (or set of counterparts) and the Articles of Organization of the Company shall be held at the office of the Company.

TWENTY-NINTH: Miscellaneous.

I. Execution of Certificates and Documents. Each of the Members hereby acknowledges and agrees that the Manager (or such person who is designated by the Manager) will have exclusive authority to make, execute, sign, acknowledge and file (a) any amendment to the Certificate of Formation of the Company required by law or required to reflect any amendment of this agreement, (b) all papers which may be required to effect or reflect the dissolution and liquidation of the Company after its termination, and (c) all such other instruments, documents and certificates which may from time to time be required (i) by the laws of the United States of America, the states of Delaware, New York or any other state in which the Company may determine to do business, or any political subdivision or agency thereof, (ii) to effectuate, implement and continue the valid and subsisting existence of the Company, or (iii) to carry out and perfect any action pursuant to this agreement. The Manager shall not, however, have any rights, power or authority to amend or modify this agreement when acting pursuant to the powers conferred by this paragraph.

II. Further Assurances. Each of the parties hereto agrees to execute, acknowledge, deliver, file, record and publish such further certificates, instruments, agreements and other documents, and to take all such further action as may be required by law or deemed by the Manager to be necessary or useful in furtherance of the Company's purposes and the objectives and intentions underlying this agreement and not inconsistent with the terms hereof.

III. Consent By Investors. In any case where the consent of a stated portion in interest of the Investors must be determined, each Investor's interest in the Company shall be equal to the number of Units held by such Investor. Accordingly, a majority in interest of the Investors will mean the vote of Investors holding more than half of all outstanding Units. The foregoing notwithstanding, it is not anticipated that there will be any meeting of Investors or matters on which a vote of the Investors will be required (other than in the limited and unanticipated circumstances described in paragraph FOURTEENTH hereof), as all management authority resides with the Manger.

IV. Entire Agreement; Amendment . This instrument incorporates the entire agreement among the parties hereto, regardless of anything to the contrary contained in any other instrument or notice purporting to summarize the terms hereof, whether or not the same shall be recorded or published. Other than as set forth in paragraph TWENTY-NINTH (I) hereof, no amendment to this Agreement shall be effective unless made in writing and approved, by vote or by written consent by a majority in interest of the Investors; provided, that the Manager may unilaterally make any amendments to this Agreement (each, a "Technical Amendment") to (a) reflect Investor admissions, withdrawals, transfers, substitutions, divestitures, reductions and cancellations, (b) preserve the Company's status as a limited liability company, (c) change the jurisdiction of organization of the Company, or (d) make such other technical amendments that do not materially adversely affect an Investor in a disproportionate manner (relative to its effect on other Investors). Any Technical Amendment shall be binding upon the Company and all of its Investors. No waiver of any provision of this Agreement shall be effective unless made in writing and signed by the party against whom the relevant waiver is to be enforced. All amendments and/or resolutions authorizing any amendments to this agreement shall be set forth in writing and shall automatically be effective upon the receipt of the requisite approvals.

V. Severability. If one or more of the provisions of this agreement shall be held to be invalid, illegal or unenforceable in any respect, the remaining provisions of this agreement shall remain in full force and effect and shall be construed as though the invalid, illegal or unenforceable provisions never had been contained herein.

THIRTIETH: Specific Information Concerning the Proposed Production.

I. Business Operations. Investors are directed to the Offering Circular for detailed information regarding the Company's proposed business operations, including, without limitation, information concerning the Production Contract and other material agreements.

II. Funds Advanced by the Manager. The Managing Member may, from time to time, but shall not be obligated to, advance sums for pre-production and production expenses for which it will be entitled to be reimbursed, but only after the Company's receipt of the Minimum Capitalization. However, if the Managing Member elects not to be reimbursed for such advances, such unreimbursed advances shall be deemed the equivalent of cash contributions to the capital of the Company, and the Managing Member shall become an Investor to the extent of such unreimbursed advances.

III. Compensation of the Manager. In addition to reimbursement for pre-production expenses as set forth in the preceding paragraph, the Managing Member will be entitled to receive the Cash Office Charge, a one-time producer's fee of $20,000 payable upon achievement of the Minimum Capitalization, a producers' fee equal to three percent (3%) of the gross weekly box office receipts (or a minimum weekly guarantee of $3,000 against 6.67% of Weekly Profits when the royalty formula is in effect), and an executive producer fee of $1,000 per week as compensation for services in connection with the Company's production of the Musical. The Managing Member also will be entitled to a fifty percent (50%) share of the Company's Adjusted Net Profits.

IV. No Overcall. There shall be no overcall.

THIRTY-FIRST: Certain Tax Matters; Investment Intent and Limitations on the Resale of Units.

I. Taxes. If any liability for taxes (income or otherwise) of the Company shall be reduced by reason of any credit, deduction or similar item, resulting from the rights or status of any person or entity having an interest in the Net Profits or Adjusted Net Profits of the Company, such reduction shall inure solely to the benefit of such person or entity.

Without limiting the generality of the foregoing, anything in the definition of "Running Expenses" notwithstanding, Running Expenses (as therein defined) shall not include unincorporated business income taxes on the income of the Company imposed under any statute that provides a total or partial exemption (in computing the Company's unincorporated business income tax) for the share of income of any Member. Unincorporated business income taxes imposed under any such statute shall be charged only to the respective Investors and Manager whose respective tax status results in the assessment of unincorporated business income tax so as to accord to each such respective Investor and Manager his proportionate share thereof. Such charges shall be reflected in the Members' Capital Accounts and shall be taken into account in determining amounts distributable by the Company to the Members.

The Company shall be entitled to deduct, withhold and pay any and all future taxes or withholdings, and all liabilities with respect thereto to the extent that the Company in good faith determines that such deduction or withholding or payment is required by the Code or any other Federal, state, local or foreign law, rule or regulation which is currently in effect or which may be promulgated hereafter. In this regard, any taxes withheld from an actual distribution to a Member or paid on behalf of a Member shall, for all purposes of this agreement, be treated as a distribution to such Member of the same type and character as the distribution giving rise to the withholding obligation.

With respect to the tax liabilities of foreign investing Members, any amount deducted, withheld or paid with respect to a Member that is not described in paragraph SEVENTEENTH, including but not limited to any amount measured by a Member's distributive share of any Company item, shall be considered a loan (a "Special Loan") by the Company to such Member (the "Borrowing Member"). The Borrowing Member shall repay any such Special Loan to the Company within ten (10) days after the Manager delivers a written demand therefor, together with interest at two percent (2%) over the prime rate then prevailing at the bank in which the accounts of the Company are maintained, from the date such loan was made until the date of the repayment thereof. In addition to any other rights of the Company to enforce the Company's right to receive repayment of the Special Loan, plus any accrued interest thereon, the Company may deduct from any actual distribution to be made to a Borrowing Member or any amount available for distribution to a Borrowing Member an amount not greater than the outstanding balance of any Special Loan, plus any accrued interest thereon, as a payment in total or partial satisfaction thereof. In the event that the Company deducts the amount of the Special Loan plus any accrued interest thereon from any actual distribution or amount available to be distributed, the amount that was so deducted shall be treated as an actual distribution to the Borrowing Member for all purposes of this agreement.

II. Investment Intent; Limitations on Resale. Each person executing this agreement as an Investor represents that he is entering into this agreement and acquiring Units for his own account for investment purposes only and not with a view to the distribution, resale, subdivision, fractionalization or disposition thereof. Each person executing this agreement as an Investor further agrees that he will not resell the Units acquired by him unless and until the proposed transfer is approved by the Manager, in the Manager's sole discretion, and counsel for the Company shall have determined in writing that the intended disposition is permissible under this agreement and does not violate the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission or any applicable state securities laws. Any Investor requesting such a determination shall bear the legal expense pertaining thereto, whether or not it is concluded that the disposition is permissible and not a violation. Finally, each person executing this agreement as an Investor agrees to indemnify and hold harmless the Manager, the officers and directors of the Manager and the Company from and against any and all loss, damage, liability or expense including costs and reasonable attorneys' fees to which any of them may be put or may incur by reason of any breach by such person of the representations made in this subparagraph II of this paragraph THIRTY-FIRST.

THIRTY-SECOND: Production and Operating Budgets; Recoupment Projections. Investors are directed to the Offering Circular, for the Company's currently estimated production budget and operating budget (including recoupment projection), which, as stated therein, are based on a number of assumptions and could be altered if such assumptions change. Nothing herein or in the Offering Circular shall limit the right of the Manager to make such changes in the allocations set forth in the production budget as it deems necessary or advisable, and there can be no assurances that actual production expenses will not exceed the amount indicated therein. The aggregate capital contributions to the Company may be used in the Manager's discretion to pay Running Expenses and Other Expenses as well as Production Expenses. With respect to the operating budget and recoupment estimate, there can be no assurance that operating expenses will be as projected or that the Musical will run for any particular length of time or attract audiences of any particular size. Moreover, the Manager reserves the right to select a theatre of greater or lesser seating capacity than projected in the recoupment estimate, which would cause the budgets and recoupment projections to change.

THIRTY-THIRD: Investors' Representations and Acknowledgment of Risks. Each Investor warrants and represents to the Manager that he or she:

(a) Has carefully read, reviewed and is familiar with this agreement and the Offering Circular;

(b) Has carefully reviewed the Risk Factors identified in the Offering Circular and recognizes that an investment in the Company carries with it a high level of risk and a significant possibility of loss of the entire investment;

(c) Is aware that there is no public market for Units, that it is not intended that such a market develop, and that it will not be possible to readily liquidate this investment;

(d) Acknowledges that Franklin, Weinrib, Rudell & Vassallo, P.C., counsel for the Company, has in the past acted, and may in the future continue to act, on a regular basis, as counsel for the Manager;

(e) Acknowledges and agrees that interest earned on the Investor's investment may be used by the Company and that such interest will not be refunded to the Investor if the Minimum Capitalization is not achieved and the Investor's investment is returned; and

(f) Will complete and sign the Subscription Agreement and, by so doing, will be deemed also to have executed this agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Operating Agreement as of the 26th day of October, 2010.

AS MANAGER

Name	Address
DAVENPORT THEATRICAL ENTERPRISES, INC. By: /s/ Kenneth A. Hasija Name: Kenneth A. Hasija (professionally known as Ken Davenport) Title: President	250 West 49th Street Suite 301 New York, NY 10019

Exhibit 6.3

See Riders on Reverse

ssdc society of stage directors and choreographers

1501 Broadway, Suite 1701 New York, NY 10036 Tel 212 391 1070 Fax 212 302 6195

This Agreement must be signed in quintuplicate. The Producer must file one copy with SSDC prior to the first rehearsal. The Director, Choreographer, Director-Choreographer must file one copy with SSDC prior to the first rehearsal. Each party retains one copy. One copy is for the agent or attorney of employee. Attach Riders to each copy as needed.

Type of Production (check one):
X Broadway or Pre-Broadway Tour
___ Tour
___ Limited Run Tour (12 weeks)

The following constitutes our Agreement:

1. This Agreement is entered into on the 24th day of August 2010, ______. Pursuant to all the terms and conditions herein set forth, Godspell, LLC (Producer) agrees to engage the services of ~~Daniel Goldstein~~ (Dir) ~~Chor, D-C~~ and he/she agrees to accept such engagement with respect to the production of the ~~(Dramatic Production~~, (Musical) ~~Godspell~~. Rehearsals are scheduled to begin on/or about TBD, and the first performance is scheduled on or about TBD, (in the case of a limited run the scheduled closing date is n/a).

2. This Agreement is subject to and incorporates all terms and conditions of the Agreement between the Society of Stage Directors and Choreographers, Inc. (SSDC) and the League of American Theatres and Producers, Inc. (League), effective September 1, 2000 (SSDC-League Agreement), or its successor Agreements, and binds the undersigned to its terms for the duration of said Agreement or its successor Agreements.

3. COMPENSATION
FEE: In consideration of full and timely performance by Director, Choreographer, Director-Choreographer hereunder, Producer agrees to compensate Director, Choreographer, Director-Choreographer as follows:

FEE AND PAYMENT SCHEDULE: SEE RIDER ATTACHED

Fee	$______	Fee Schedule:	$______ upon signing this Agreement
Advance	$______		$______ on ______
Total	$______		$______ on ______
			$______ on ______

ROYALTY: Producer agrees to pay Director, Choreographer, Director-Choreographer weekly a sum equal to SEE RIDER ______.

The Producer is authorized to send compensation to: ~~c/o ICM, 825 Eighth Avenue, New York, NY 10019~~.

4. The undersigned authorizes the Producer to deduct two and one-half percent (2 1/2%) of all compensation due under this Agreement, with a maximum assessment on royalties of $7000 from each company of the Dramatic Production/Musical per calendar year, or such other dues or assessments as the SSDC shall lawfully establish, and to remit all such deductions to the SSDC no later than seven days after such deduction is made. This authorization shall be irrevocable for a period of one year or until the termination date of the SSDC-League Agreement, whichever is sooner, and shall renew itself from year to year unless the undersigned gives written notice addressed to the SSDC, 1501 Broadway, New York, New York 10036, at least fifteen (15) days prior to the termination date of the revocation of this authorization.

5. PENSION AND HEALTH: The Producer shall make pension and health contributions to the SSDC/League Pension Fund and the SSDC/League Health Fund as specified in the SSDC-League Agreement.

6. GRIEVANCE OR DISPUTE: Any dispute arising out of this Agreement shall be settled pursuant to the procedures contained in Article XV of the SSDC-League Agreement.

7. RIDERS: Any Riders must be attached to each copy of this Agreement.

Accepted:	Producer must sign contract first.
DIRECTOR, CHOREOGRAPHER, DIRECTOR-CHOREOGRAPHER	PRODUCER Godspell, LLC
(Signature) [signature]	(Signature) [signature]
(Please type name) Daniel Goldstein	(Please type name) BY: Charlotte W. Wilcox, General Manager
Date August 24, 2010	Date August 24, 2010
Address ______	Address 1560 Broadway, Suite 409
______ Zip ______	New York, NY Zip 10036
Phone ______	Phone 212-944-6586
Social Security No. ______	Employer Federal ID No. ______
Member of SSDC: yes ______ no ______	Member of the League: yes ______ no ______

Revised 12/1/01

BROADWAY/TOUR

PRODUCER COPY

Rider to the Stage Directors and Choreographers Society ("SDC") Broadway/Tour contract dated August 24, 2010 by and among Daniel Goldstein ("Director") and Godspell, LLC, 1560 Broadway, Suite 409, New York, NY 10036 ("Producer") in connection with the Broadway production ("Broadway Production") of the live musical stage play by Stephen Schwartz and John Michael Tebelak (referred to collectively as the "Authors") entitled "Godspell" ("Play"). This rider dated August 24, 2010.

1. **ENGAGEMENT**

Producer hereby engages Director to direct Producer's Broadway Production of the Play, and Director hereby accepts such engagement upon all the terms and conditions herein set forth. Director shall render his professional services for the Broadway Production of the Play and provide any and all services customarily provided, and grant any and all rights customarily granted by the Director of a Broadway musical production to Producer, including but not limited to supervising and conducting rehearsals, attending conferences, consulting with the Authors and Producer and making suggestions with regard to casting and other production matters. Such services shall be exclusive commencing with the first rehearsal through and including the official opening night. Director represents and warrants that any other commitments of Director shall not interfere with the full and timely performance of Director's obligations hereunder.

After the official opening of the play Director shall from time to time, without extra compensation, render his services as Director to assist in maintaining the quality of the Play; it being understood and agreed, however, that the rendition of such services described in this sentence shall be subject to Director's other professional commitments and that the failure to render such services shall not be deemed a breach of this agreement.

2. **COMPENSATION**

A. In full consideration of the services to be furnished by Director, Producer agrees to pay Director and Director agrees to accept the following:

i. A fee and a non-returnable, but recoupable, advance of One Hundred (100%) Percent of the then-current minimum fee and advance set forth in The Broadway League (formerly the League of American Theaters and Producers) and the Stage Directors and Choreographers Society Collective Bargaining Agreement ("SDC Agreement") at the time the Broadway Production goes into rehearsal. Such fee and advance shall be paid one-quarter (1/4) upon the signing of this contract, one-quarter (1/4) upon the commencement of the first week of rehearsals for the Broadway Production, one-quarter (1/4) upon the commencement of the second week of rehearsals for the Broadway Production, and one-quarter (1/4) upon the commencement of the third week rehearsals for the Broadway Production. The foregoing shall be deemed to include the applicable required minimum fee and advance set forth in the SDC Agreement.

Such advance shall be recouped from any royalties earned in excess of the minimum weekly guarantee set forth in paragraph 2.A.ii.a. below.

ii. Commencing with the first paid public performance of the Broadway Production of the Play,

a. Director shall receive a minimum weekly guarantee of One Thousand Five Hundred and 00/100 ($1,500.00) Dollars increasing to Two Thousand Two Hundred Fifty and 00/100 ($2,250.00) the week following the week in which one hundred (100%) percent recoupment ("Recoupment Point", as defined in Exhibit A attached hereto) takes place against Director's share of the weekly profits ("WP" as defined in exhibit A attached hereto), which shall be two and one-half (2.5%) percent of one hundred (100%) percent of WP increasing to four (4.0%) percent of one hundred (100%) percent of WP the week following the week in which the Recoupment Point takes place.

b. WP shall be determined on the basis of a royalty cycle ("Royalty Cycle", as defined in Exhibit A attached hereto).

iii. With the exception of amortization of "Production Expenses" as "Operating Expenses" (both as defined in Exhibit A attached hereto) and any so-called "cap" on Lender's share of WP, both of which shall be deemed prohibited hereunder, Director agrees that any and all royalties payable to him pursuant to this agreement will be subject to any waiver, reduction or modification (a "Royalty Adjustment") agreed to by all other Royalty Participants and in accordance with rule VII. of the SDC Agreement. Each such Royalty Adjustment (including Minimum Weekly Guarantees) shall be on a pro-rata and pari-passu basis with the same Royalty Adjustment in question for all other Royalty Recipients. In order for any such Royalty Adjustment to be effective, Lender must be given notice of Producer's request for such Royalty Adjustment no later than two (2) weeks after the date payments of royalties are due for the period in question.

3. **REMITTANCE OF PAYMENTS**

Director hereby authorizes and directs that all fee, advance and royalty payments due or to become due to Director shall be paid by as follows: an amount equal to ninety (90%) percent to and in the name of Daniel Goldstein c/o ICM, 825 Eighth Avenue, New York, NY 10019 Attn: Thomas Pearson and an amount equal to ten (10%) percent to and in the name of to ICM, 825 Eighth Avenue, New York, NY 10019 Attn: Thomas Pearson.

Director hereby appoints International Creative Management (the "Designer's Agent") as sole and exclusive Agent with respect to this Agreement and all rights in the Director's contributions to the Play. The appointment of International Creative Management, Inc., as agent, as aforesaid, shall bind Director, Producer and their heirs, executors, administrators, legal representatives, successors and assigns and shall continue after any termination or expiration of this rider and, as such appointment is coupled with an interest, shall be irrevocable.

All reimbursement and per diem payments shall be made directly to and in the name of Director.

Producer may (if so required by law) withhold from sums payable to Director with respect to presentation of the Play hereunder any compulsory insurance contributions or statutory taxes and Director agrees to execute any and all documents that may be required to comply with any statutory requirements.

4. **STATEMENTS**

A. All Adjusted Royalty payments remitted to Director hereunder shall be accompanied by a copy of the Broadway Production accountant's profit & loss statement indicating profits or losses for all performances given for the relevant cycle. In addition, Lender shall be provided with the Broadway Production accountant's statement verifying the 100% Recoupment Point of Production Expenses.

B. Director, or its designee, shall have the right no more frequently than once every twelve (12) months, upon two (2) weeks' written notice, during normal business hours, to examine the books and records of Producer pertaining to the Broadway Production for the purpose of verifying any statements and/or ascertaining any amounts which may be due Director hereunder. Director shall have the right to cause an audit of such books and records to be made at Director's sole expense including expenses incurred on behalf of the Producer in preparing said records for audit review. Such examination shall be limited to statements for the prior twenty-four (24) months.

5. **ADDITIONAL COMPANIES**

Provided that Director has complied with all of Director's material obligations and rendered all of the services required with respect to the Broadway Production of the Play and is the Director of record as of the official New York opening of the Broadway Production of the Play it is agreed that:

A. If any first-class companies (including National Tours, so-called "bus and truck" tours and/or so-called "Tier Tours under the Actors' Equity Association Experimental Touring Program") of the Play (each such company an "Additional Company"), are produced by Producer, whether alone or in association with others or under lease or license from Producer, in the United States, Canada or the West End, Director shall be given the first opportunity to direct such Additional Companies for the fee (no advance) and royalty set forth herein, subject to the terms of paragraph V.(G)2. of the SDC Agreement.

B. If any first-class companies of the Play are produced by Producer, whether alone or in association with others but not under lease or license, in Australia and New Zealand (each such company an 'Other Additional Company'), Director shall be given the first opportunity to direct such Other Additional Companies for a fee and royalty to be negotiated in good faith.

C. It is understood and agreed that if Producer or its principals acquire(s) the right to produce the Play in supplemental foreign territories ('Supplemental Foreign Territories' as the term is commonly used in the trade) and actually produces a production of the play in Supplemental Foreign Territories (whether alone or in association with others but not under lease or license from Producer or its principals) Director shall be given the first opportunity to direct such productions for a fee advance and royalty to be negotiated in good faith.

D. It is understood and agreed that neither the choreographer nor the music director shall be granted more favorable rights of first refusal than those afforded to Director in paragraphs 6.A., 6.B. and 6.C. above.

For the avoidance of doubt, it is understood that Director may elect to direct a company provided he is available for no less than 25% of rehearsals pursuant to the terms of paragraph V.(G)2. of the SDC Agreement.

If Director chooses not to direct any such Additional Company or Other Additional Company, Director shall receive no fee and the royalty set forth in paragraph 2.A.ii above, less the royalty paid to the restaging Director ('Restager') but in no case shall Director receive less than fifty (50%) percent of the royalty set forth in paragraph 2.A.ii above. It is understood and agreed that Director shall be afforded mutual approval with the Producer, not to be unreasonably withheld by either party, of the Restager

Producer shall make best efforts to give Director written notice of the first rehearsal for any Additional Company or Other Additional Company no later than ninety (90) days before such first rehearsal. Within fifteen (15) days after receipt of written notice from Producer of the intended formation of each applicable Additional Company or Other Additional Company, Director shall notify Producer in writing whether he elects to furnish his services as the Director of each such company. Failure to give such notice within the time hereinabove specified shall be deemed an election by Director not to exercise its right of first refusal with respect to such company. Director's failure to exercise such right with respect to any company shall not deprive Director of its right of first refusal with respect to other applicable Additional Companies, Other Additional Companies and/or companies produced in Supplemental Foreign Territories hereunder.

With the exception of amortization of Production Expenses as Operating Expenses and any so-called "cap" on Lender's share of WP, both of which shall be deemed prohibited hereunder, any applicable royalty payable under this paragraph shall be defined, computed, payable, accounted for, and subject to the same waivers, reductions, deferrals and alternative calculations (each a 'Royalty Adjustment') including on the basis of a share of NGWBOR, share of WP and/or on the basis of Company Share' for guaranteed or fixed booking(s) as agreed to by all other Percentage Royalty Participants (excluding only star(s) and theatre) with respect to their basic royalties, subject to any applicable union minimums. Each Royalty Adjustment (including Minimum

Weekly Guarantees) shall be on a pro-rata and pari-passu basis with the same Royalty Adjustment in question for all other Royalty Recipients. In order for any such Royalty Adjustment to be effective, Lender must be given notice of Producer's request for such Royalty Adjustment no later than two (2) weeks after the date payments of royalties are due for the period in question.

6. **TRANSPORTATION AND LIVING EXPENSES**

A. Producer will provide Director with coach class round-trip air transportation plus ground transportation to and from airports whenever Director is required by Producer to travel outside New York City. All such air transportation shall be at times to be mutually agreed upon and on direct, non-stop flights, unless such flights are not available on the route being flown or at the times requested.

B. Producer will provide Director with first-class hotel accommodations (including broadband internet) plus seventy-five ($75.00) dollars (or the equivalent of seventy-five ($75.00) US dollars in local currency in other territories) per night for every night Director is required by Producer to be outside of New York City.

C. Producer will provide Director with and pay for a mid-sized rental car any time Director is required by Producer to be in Los Angeles, or when the company hotel is not within walking distance of the theater or when reasonably required for Director to render his services. It is understood and agreed that Producer will be responsible only for the documented business costs of purchase of gasoline, oil or any routinely required fluids for said rental car along with insurance coverage, tolls and parking.

D. No other party, except the Authors or Stars, shall receive more favorable terms than those set forth in Paragraph 6 above than those afforded to Director.

7. **BILLING**

With respect to each company of the Play under Producer's license or control which is directed by Director, Director will receive billing on a separate line in last position of all creative credits in a size, type and prominence equal to fifty (50%) percent of the size of the title of the Play (excluding artwork titles), and substantially as follows:

Directed by
Daniel Goldstein

Said billing will appear in programs, houseboards, and on the official internet website of the Broadway Production, and wherever and whenever else the billing of any other creative staff member or performer in the Play appears; provided that such billing need not appear where only theatre name/information, ticket purchasing information, the names of authors and/or bona fide "stars" or ticket selling names appear. No party or entity other than Producer, Author, and/or bona fide "stars" or ticket selling names shall receive equal or larger billing than the Director.

The provisions for size and requirements of credit shall not be applicable with respect to the use, in any medium, of quotations from publicity reports or critics' reviews in advertising or other publicity.

Whenever Director is entitled to receive billing and such billing appears in a so-called "billing box" or based on a separate "billing title", as opposed to the artwork title, the size of the aforementioned credit shall be determined by the size of the title in said "billing box" or "billing title". If credits are accorded in a so-called "billing box" or based on said "billing title", no one except for Authors, stars and the theatre will receive credit outside of said "billing box" or "billing title", unless Director is also accorded billing outside of said billing box.

Should Producer decide to use a movie billing format, Director's billing will appear in relation to the other names as if traditional billing were used and in the same size, type and prominence. It is understood and agreed that no percentages of title will be used if movie billing is put into effect and that no one except for stars or the theater will receive credit outside of said movie billing.

Director's approved biography of not more than one hundred fifty (150) words shall appear in all programs of the Play.

No casual or inadvertent failure to comply with the provisions of this paragraph shall be deemed a breach of this agreement. Producer shall commence commercially reasonable efforts to rectify said breach promptly after receipt by Producer of notice of such failure from Director.

8. **PUBLICITY**

From the date of this agreement and thereafter, Director shall be available (subject to prior contractual commitments), on a non-exclusive basis, for, newspaper/print, radio and television interviews for publicity, promotion and advertising purposes.

Producer shall pay all of Director's reasonable expenses in connection with all such appearances referred to in this paragraph which Producer so requires, including air travel, and per diem, consistent with the other provisions of this Agreement.

Producer may use Director's name, approved likeness, and approved biography in connection with all advertising, publicity, promotion, sponsorship, and merchandising of the Play provided such uses are associated with a company of the Play for which Director is compensated and receives credit and all other benefits provided hereunder..

9. **HOUSE SEATS**

For each and every performance of the Play Director shall have the right to purchase (at regular box office prices) two (2) pairs of house seats (reduced to one (1) pair for performances dedicated to theatre parties; group sales; benefits; previews; press performances; and Tony voter performances) in the fourth through twelfth rows of the center orchestra . Said seats shall be held until 6:00 p.m. four (4) days preceding evening performances and until noon four (4) days preceding matinee performances. Director agrees to keep such books and records as may be required to comply with the rules and regulations of the Attorney General of the State of New York with respect to house seats for performances of the Play in New York City.

10. **OPENING NIGHT**
In lieu of the house seats set forth in Paragraph 10 above, Director shall receive seven (7) complimentary pair of seats in good orchestra locations for the opening night performance and fourteen (14) complimentary passes to the opening night party.

11. **ASSISTANT**
Producer will engage on behalf of Director a mutually approved assistant for the Broadway Production at a salary to be negotiated directly between Producer and assistant director and not to exceed seven hundred fifty ($750.00) dollars per week. Such assistant shall be engaged commencing with the first rehearsal of the Broadway Production through and including the official opening night of the Broadway Production.

12. **OTHER USE OF DIRECTION**

A. All rights including copyright in and to the direction and use of the direction or work product of Director as conceived by the Director in the course of the rendition of Director's services hereunder shall be, upon its creation, and will remain, the sole and exclusive property of Director; it being understood, however, that the Producer and its licensee(s) shall have a perpetual and irrevocable license (which license shall be exclusive during any period in which the Producer has the right to produce the Play) to use such under the scope and terms of this agreement; provided Director is compensated for such use as may be required hereunder.

B. In connection with such companies of the Play for which Director receives compensation, credit and all other benefits provided for hereunder, Producer shall have the right to authorize one or more radio and/or television and/or Internet webcast presentations and/or other audiovisual presentations and in all other media of exploitation now known or hereafter invented of excerpts from the Play (each such presentation not to exceed twenty (20) minutes) for the sole purpose of exploiting, promoting, and publicizing the production of the Play and/or showing on award programs such as the Antoinette Perry Award Program, radio and television commercials, Macy's Thanksgiving Day Parade, Macy's July 4th special, newscasts and reviews, as well as documentaries of a length to be determined or any"The Making of ..."type programs; provided, however, that the Producer and any individual or entity engaged thereby (except actors and those rendering services and those required to be paid by a union or guild agreement)shall receive no compensation or profit (other than reimbursement for out-of-pocket expenses), directly or indirectly, for authorizing any such radio or television presentations. For the avoidance of doubt, it is understood that such other media of exploitation include without limitation CD-ROM and Internet or other computer-related transmission and/or communication systems. For the further avoidance of doubt, nothing contained herein shall authorize Producer to allow use or reproduction of Director's staging in connection with publicity or promotion of any production of the

Play for which Director does not receive compensation, credit and all other benefits provided hereunder.

C. Producer shall have the right to film or videotape the entire Production solely for archival purposes including but not limited to New York City Performing Arts Library tapings, provided that Producer uses its commercially reasonable efforts to ensure that credit is given Director in connection with such filming or taping. If all or any portion of the production is recorded for promotional purposes or a bona-fide archive entity (i.e. Lincoln Center Library) and no one connected with the production is paid (except actors and those rendering services and those required to be paid by a union or guild agreement) and Producer receives only reimbursement for out of pocket expenses, no payment shall be made to Director provided that Producer uses its commercially reasonable efforts to ensure that credit is given Director

13. **SDC**

Director, at his expense, shall remain (during the entire term of his services hereunder) a member in good standing of the SDC. This agreement shall be subject to the terms of the SDC Agreement in effect as of the date of this agreement, provided, however, that to the extent any term or provision of this agreement is more favorable to Director than any of the terms or provisions of the SDC Agreement, such term or provision of this Agreement shall prevail, and provided further that, if Producer shall give to Director a termination notice pursuant to paragraph 18. below, in no event shall Producer have any obligations to Director other than those obligations expressly set forth in such Paragraph 18.

14. **APPROVAL**

Subject to Director's availability, Director shall have prior approval, not to be unreasonably withheld, with Authors and Producer of the following elements of all companies of the Play directed by him hereunder: cast, understudies, scenic, costume, lighting and sound designers (and their respective designs), Director's assistant (provided financial terms can be agreed to), music director, orchestrator and stage manager, and any and all replacements of any of the foregoing. With regard to the Broadway production, the following persons have been approved by Director: David Korins as scenic designer, Miranda Hoffman as costume designer, Ben Stanton as lighting designer, and Michael Holland as Orchestrator.

With regard to replacements only, Director's failure to notify Producer of his disapproval of any replacement within seventy-two (72) hours of receipt of notice from Producer of such replacement shall be deemed an approval of such replacement for purposes of this Agreement (provided that such seventy-two (72) hour period shall be reduced to a forty-eight (48) hour period if such replacement is for a company of the Play which has commenced rehearsals or performances.)

15. **CHANGES IN STAGING**

Except for minor alterations necessary to accommodate a change of cast, changes of venues , or changes in the physical production at a time Director is unavailable to render his services, no change, alteration or deletion to the staging of the Broadway Production directed by Director shall be made at any time without Director's prior consent, such consent not to be unreasonably withheld. Any such changes approved by Director shall become his property.

16. **NOTICES**

All notices hereunder shall be sent by registered or certified mail or confirmed facsimile to a phone number provided by the parties, as follows:

Producer:

Godspell, LLC
1560 Broadway, Suite 409
New York, NY 10036
(212) 764-5766 FAX

Director:

Daniel Goldstein
c/o ICM
825 Eighth Avenue, 26th Floor
New York, NY 10019
Attn: Thomas Pearson

A courtesy copy of all notices to the Producer will also be sent to:

Franklin, Weinrib Rudell & Vassallo P.C.
Matthew C. Lefferts, Esq.
488 Madison Avenue
New York, NY 10022
Attn: Daniel Wasser

Except otherwise specifically provided herein, notices shall be deemed given on the day hand delivered or confirmed faxed or three (3) days after date mailed, return receipt requested.

17. **REPRESENTATIONS AND WARRANTIES; INDEMNITY**

Director represents, warrants and agrees that he has the right to enter into this Agreement and to grant the rights granted herein; that Director is not subject to any obligations or disability that will prevent or interfere with the performance of all of the covenants and conditions to be performed by him hereunder, and Director has not made, nor will make, any grant or assignment that will conflict with or impair the complete enjoyment of the rights and privileges granted by him and that Director's direction will be wholly original with Director or in the public domain and will not infringe upon or violate the copyright, contract right, personal right or any other right of any other party whatsoever, it being understood that representations hereunder relating to libel or invasion of privacy shall be to the best of Director's knowledge or which he should have known through the exercise of reasonable prudence. Director agrees to indemnify and hold harmless Producer and its licenses and assigns from and against any claims, demands, suits, losses, costs, expenses (including reasonable outside attorney fees and expenses), damages or recoveries (including amounts paid in settlement with Director's consent, not to be unreasonably withheld) that arise from the breach of any of Director's representations and warranties or agreements made herein.

18. **ABANDONMENT**

If the Play is abandoned for any reason whatsoever, this contract shall be deemed terminated without further liability of Producer provided, however, that if the Play is rescheduled, Producer shall nevertheless give Director the first opportunity to provide the Director's services to direct the Play by giving Director not less than thirty (30) days written notice, specifying the new rehearsal date, in the case of each such change or postponement, and Director shall have a period of fourteen (14) days after receipt of such notice within which to give Producer notice as to whether or not Director elects to direct the Play. If Director so elects as set forth in the preceding sentence, this agreement shall apply in all respects except that Director shall only be entitled to receive that portion of his fee or advance previously unpaid for such production, if any. Director's failure to give notice within the aforesaid fourteen (14) day period shall be deemed a declination of the option with respect to such new date.

19. **ARBITRATION**

Any dispute or controversy of any kind or nature, relating to this Agreement or the breach or performance thereof, that shall arise among the parties hereto, shall be settled and determined by arbitration in the City of New York, in accordance with the procedures outlined in Rule XV. of the SDC Agreement.

20. **ASSIGNMENT**

A. Producer shall have the right, without consent from Director, to assign this Agreement in whole or in part to any partnership of which Producer shall be a general partner, to a limited liability company of which it is a managing member, to a joint venture in which Producer shall be a venturer, or to any corporation or entity controlled by Producer, provided such assignee assumes the obligations of Producer hereunder.

B. Producer shall have the right to license any rights granted hereunder at such time as it licenses the Play in accordance with the agreement entered into with the Authors.

C. Director agrees that his services are personal and non-assignable, except by those services customarily designated to an assistant, provide however the Producer reserves the right to require Director's personal services at any time on reasonable prior notice, at no additional cost to Producer.

21. **FORCE MAJEURE**

If Producer shall be prevented from producing any production of the Play within any applicable time period set forth herein, or if any production produced hereunder shall be interrupted, due to fire, strikes, labor disputes, governmental or court order, war or civil commotion or any other cause beyond Producer's control, such prevention or interruption shall not be deemed a breach of this agreement or a cause for forfeiture of Producer's rights hereunder, and the applicable time periods set forth herein shall be extended for the actual number of days of such prevention or interruption plus thirty (30) days.

22. **NO WAIVER**

No waiver by either of the parties hereto or any failure by the other party to keep or perform any covenant or condition of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other covenant or condition.

23. **MISCELLANEOUS**

No Joint Venture: Nothing contained herein shall be deemed to create any association, partnership or joint venture between the parties. Each party may engage in other activities, including other theatrical and entertainment ventures, whether or not competitive with the other party.

Controlling Law: This Agreement shall be construed and interpreted in accordance with the Law of the State of New York, applicable to contracts entered into and to be performed fully therein without reference to the principles of conflict of laws.

Headings: Paragraph headings are used for convenience only and shall not be referred to in the interpretation of this Agreement.

Entire Agreement: This Agreement sets forth the entire agreement between the parties hereto with respect to directing and replaces and supersedes all other understanding, commitments and agreements relating to the subject matter hereof.

Modification, Amendment: This Agreement cannot be modified, altered, amended or otherwise changed except by an agreement in writing signed by the parties hereto.

Binding Effect of Agreement: This Agreement shall be binding not only on the parties hereto, but also on their heirs, executors, administrators, successors, and assigns.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year above written.

PRODUCER
Godspell, LLC



By: Charlotte W. Wilcox
General Manager

DIRECTOR



By: Daniel Goldstein

Exhibit 10.1



BERMAN & COMPANY, P.A.

Certified Public Accountants and Consultants

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Offering Circular on Form 1-A (Post Qualification Amendment #2) of our report dated February 17, 2010, on the financial statements of The Godspell, LLC, for the period ended January 31, 2010, included on Form 1-A, herein, and to the reference to our firm under the heading "Experts" in the Offering Circular.

Berman & Company, P.A.
Certified Public Accountants

Berman & Company, P.A.

Boca Raton, Florida
October 27, 2010

551 NW 77th Street Suite 201 • Boca Raton, FL 33487
Phone: (561) 864-4444 • Fax: (561) 892-3715
www.bermancpas.com • info@bermancpas.com
Registered with the PCAOB • Member AICPA Center for Audit Quality
Member American Institute of Certified Public Accountants
Member Florida Institute of Certified Public Accountants

Davenport Theatrical Enterprises, Inc.
250 W 49th Street, Suite 301
New York, NY 10019
ken@davenporttheatrical.com

October [ ], 2010

Dear [Investor]:

Breaking new ground is never easy!

You recently sent a subscription to participate in our planned crowdfunded production of *Godspell*, which I appreciate very much.

The offering of investments is a regulated process. To make sure we are complying with the rules, we are sending you a new copy of the *Godspell* Offering Circular, which has expanded information on my prior productions in the "Management" section and new Risk Factors #25 and #26. It also contains updated information in the "Management's Discussion and Analysis" section and updated financial statements.

You sent in your subscription without having the benefit of that information. Your investment should be made on the basis of the most up-to-date information. Accordingly, if after reviewing the new Offering Circular, including the section titled "Refund Offer," you wish to withdraw from joining me in this venture, follow the instructions below and we will refund your subscription in full.

If, instead, you wish to continue supporting this innovative venture as a member of our "People of Godspell" community, you do not need to respond to this letter. We have your previous requests for billing on www.PeopleofGodspell.com and the theatre poster, so you do not need to repeat them.

If you elect to withdraw, please check the box below, sign and print your name in the spaces indicated, and return this letter to me by U.S. mail or by emailing a scanned copy, postmarked or emailed no later than November [ ], 2010. Upon receipt, we will refund your subscription and your Subscription Agreement will be terminated. This refund availability will terminate after that date.

I am excited that you have been interested in our venture and I look forward to making it a success.

Best,

Ken Davenport
Producer

[ ] I do not wish to be a member of the "People of Godspell" community, and I elect to have my subscription refunded.

____________________ ____________________
Signature Printed name